MISSISSIPPI POWER COMPANY


11006870

2010 Annual Report


MISSISSIPPI
POWER
A SOUTHERN COMPANY

CONTENTS
Mississippi Power Company 2010 Annual Report

SUMMARY

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 3

FINANCIAL STATEMENTS 33

NOTES TO FINANCIAL STATEMENTS 40

SELECTED FINANCIAL AND OPERATING DATA 79

DIRECTORS AND OFFICERS 81

CORPORATE INFORMATION 83

SUMMARY

	2010	2009	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	**$1,143,068**	**$1,149,421**	(0.6)
Operating expenses	**$1,000,250**	**$993,364**	0.7
Net income after dividends on preferred stock	**$80,217**	**$84,967**	(5.6)
Gross property additions	**$340,162**	**$95,573**	255.9
Total assets	**$2,476,321**	**$2,072,681**	19.5
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	**9,723,229**	**9,311,852**	4.4
Sales for resale - non-affiliates	**4,284,289**	**4,651,606**	(7.9)
Sales for resale - affiliates	**774,375**	**839,372**	(7.7)
Total	**14,781,893**	**14,802,830**	(0.1)
Customers served at year-end	**185,756**	**185,215**	0.3
Peak-hour demand, net *(in megawatts)*	**2,792**	**2,522**	10.7
Capitalization Ratios *(percent)*:			
Common stock equity	**59.8**	**55.6**	
Redeemable Preferred stock	**2.7**	**2.8**	
Long-term debt (excluding amounts due within one year)	**37.5**	**41.6**	
Return on Average Common Equity *(percent)*	**11.49**	**13.12**	
Ratio of Earnings to Fixed Charges *(times)*	**6.08**	**6.94**	

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MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Mississippi Power Company 2010 Annual Report

The management of Mississippi Power Company (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of the Company's internal control over financial reporting was conducted based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Edward Day, VI
President and Chief Executive Officer

Moses H. Feagin
Vice President, Treasurer, and Chief Financial Officer

February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mississippi Power Company

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (the "Company") (a wholly owned subsidiary of Southern Company) as of December 31, 2010 and 2009, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements (pages 33 to 77) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
February 25, 2011

OVERVIEW

Business Activities

Mississippi Power Company (the Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Mississippi and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a constructive regulatory environment, to maintain and grow energy sales given economic conditions, and to effectively manage and secure timely recovery of rising costs. The Company has various regulatory mechanisms that operate to address cost recovery.

Appropriately balancing required costs and capital expenditures with reasonable retail rates will continue to challenge the Company for the foreseeable future. Hurricane Katrina, the worst natural disaster in the Company's history, hit the Gulf Coast of Mississippi in August 2005, causing substantial damage to the Company's service territory. As of December 31, 2010, the Company had over 8,300 fewer retail customers as compared to pre-storm levels due to obstacles in the rebuilding process as a result of the storm, coupled with the recessionary economy. See Note 1 to the financial statements under "Government Grants" and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Cost Recovery" for additional information.

The Company's retail base rates are set under the Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi Public Service Commission (PSC). PEP was designed with the objective to reduce the impact of rate changes on customers and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high.

On June 3, 2010, the Mississippi PSC issued a certification of public convenience and necessity authorizing the acquisition, construction, and operation of a new integrated coal gasification combined cycle (IGCC) electric generating plant located in Kemper County, Mississippi, which is scheduled to be placed into service in 2014. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

Key Performance Indicators

In striving to maximize shareholder value while providing cost-effective energy to over 185,000 customers, the Company continues to focus on several key indicators. These indicators are used to measure the Company's performance for customers and employees.

In recognition that the Company's long-term financial success is dependent upon how well it satisfies its customers' needs, the Company's retail base rate mechanism, PEP, includes performance indicators that directly tie customer service indicators to the Company's allowed return. PEP measures the Company's performance on a 10-point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40%); service reliability, measured in outage minutes per customer (40%); and customer satisfaction, measured in a survey of residential customers (20%). See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

In addition to the PEP performance indicators, the Company focuses on other performance measures, including broader measures of customer satisfaction, plant availability, system reliability, and net income after dividends on preferred stock. The Company's financial success is directly tied to the satisfaction of its customers. Management uses customer satisfaction surveys to evaluate the Company's results. Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. The actual Peak Season EFOR performance for 2010 was one of the best in the history of the Company. Net income after dividends on preferred stock is the primary measure of the Company's financial performance. Recognizing the critical role in the Company's success played by the Company's employees, employee-related measures are a significant management focus. These measures include safety and inclusion. The 2010 safety performance of the Company was the third best in the history of the Company with an Occupational Safety and Health Administration Incidence Rate of 0.55. This achievement resulted in the Company being recognized as one of the top in safety performance among all utilities in the Southeastern Electric Exchange. Inclusion initiatives resulted in performance above target levels for the year.

The Company's 2010 results compared with its targets for some of these key indicators are reflected in the following chart.

Key Performance Indicator	2010 Target Performance	2010 Actual Performance
Customer Satisfaction	**Top quartile in customer surveys**	**Top quartile overall and in all segments**
Peak Season EFOR	**5.06% or less**	**0.82%**
Net income after dividends on preferred stock	**$77.8 million**	**$80.2 million**

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The performance achieved in 2010 reflects the continued emphasis that management places on these indicators as well as the commitment shown by employees in achieving or exceeding management's expectations.

Earnings

The Company's net income after dividends on preferred stock was $80.2 million in 2010 compared to $85.0 million in 2009. The 5.6% decrease in 2010 was primarily the result of decreases in wholesale energy and capacity revenues from customers served outside the Company's service territory and increases in operations and maintenance expenses, depreciation and amortization, and taxes other than income taxes. These decreases in earnings were partially offset by increases in allowance for equity funds used during construction, revenues attributable to collection of Municipal and Rural Associations (MRA) emissions allowance cost with the Federal Energy Regulatory Commission's (FERC) December 2010 acceptance of the Company's wholesale filing made in October 2010, and territorial base revenues primarily resulting from warmer weather in the second and third quarters 2010 and colder weather in the first and fourth quarters 2010 compared to the corresponding periods in 2009.

The Company's net income after dividends on preferred stock was $85.0 million in 2009 compared to $86.0 million in 2008. The 1.2% decrease in 2009 was primarily the result of decreases in wholesale energy revenues and total other income and (expense) primarily resulting from an increase in interest expense and decreases in contracting work performed for customers, as well as an increase in income tax expense. These decreases in earnings were partially offset by an increase in territorial base revenues primarily due to a wholesale base rate increase accepted by the FERC effective in January 2009 and higher demand as well as a decrease in other non-fuel related expenses.

Net income after dividends on preferred stock was $86.0 million in 2008 compared to $84.0 million in 2007. The 2.4% increase in 2008 was primarily the result of an increase in territorial base revenues due to a retail base rate increase effective January 2008 and an increase in wholesale capacity revenues, partially offset by an increase in depreciation and amortization primarily due to the amortization of regulatory items, an increase in non-fuel related expenses, and an increase in charitable contributions. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

RESULTS OF OPERATIONS

A condensed statement of income follows:

	Amount	Increase (Decrease) from Prior Year		
	2010	**2010**	2009	2008
		(in millions)		
Operating revenues	**$1,143.1**	**$(6.3)**	$(107.1)	$142.8
Fuel	**501.8**	**(17.8)**	(66.8)	92.2
Purchased power	**83.7**	**(8.3)**	(34.6)	30.7
Other operations and maintenance	**268.1**	**21.3**	(13.3)	4.8
Depreciation and amortization	**76.9**	**6.0**	(0.1)	10.7
Taxes other than income taxes	**69.8**	**5.7**	(1.0)	4.8
Total operating expenses	**1,000.3**	**6.9**	(115.8)	143.2
Operating income	**142.8**	**(13.2)**	8.7	(0.4)
Total other income and (expense)	**(14.6)**	**4.5**	(7.8)	(1.1)
Income taxes	**46.3**	**(3.9)**	1.9	(3.4)
Net income	**81.9**	**(4.8)**	(1.0)	1.9
Dividends on preferred stock	**1.7**	**-**	-	-
Net income after dividends on preferred stock	**$ 80.2**	**$ (4.8)**	$ (1.0)	$ 1.9

Operating Revenues

Details of the Company's operating revenues in 2010 and the prior two years were as follows:

	Amount		
	2010	2009	2008
		(in millions)	
Retail – prior year	**$ 790.9**	$ 785.4	$ 727.2
Estimated change in –			
Rates and pricing	**0.9**	0.6	18.8
Sales growth (decline)	**(2.9)**	(1.3)	(1.1)
Weather	**15.0**	1.7	(1.8)
Fuel and other cost recovery	**(6.0)**	4.5	42.3
Retail – current year	**797.9**	790.9	785.4
Wholesale revenues –			
Non-affiliates	**288.0**	299.3	353.8
Affiliates	**41.6**	44.5	100.9
Total wholesale revenues	**329.6**	343.8	454.7
Other operating revenues	**15.6**	14.7	16.4
Total operating revenues	**$1,143.1**	$1,149.4	$1,256.5
Percent change	**(0.6)%**	(8.5)%	12.8%

Total retail revenues for 2010 increased 0.9% when compared to 2009 primarily as a result of higher weather-driven energy sales, partially offset by lower fuel revenues. Total retail revenues for 2009 increased 0.7% when compared to 2008 primarily as a result of slightly higher energy sales and fuel revenues. Total retail revenues for 2008 increased 8.0% when compared to 2007 primarily as a result of a retail base rate increase effective in January 2008 and higher fuel revenues. See "Energy Sales" below for a discussion of changes in the volume of energy sold, including changes related to sales growth (or decline) and weather.

Electric rates for the Company include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these provisions, fuel revenues generally equal fuel expenses, including the fuel component of purchased power, and do not affect net income. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" herein for additional information. The fuel and other cost recovery revenues decreased in 2010 when compared to 2009 primarily as a result of lower recoverable fuel costs, partially offset by an increase in revenues related to ad valorem taxes. The fuel and other cost recovery revenues increased in 2009 when compared to 2008 primarily as a result of higher recoverable fuel costs. The fuel and other cost recovery revenues increased in 2008 when compared to 2007 primarily as a result of the increase in fuel and purchased power expenses. Recoverable fuel costs include fuel and purchased power expenses reduced by the fuel portion of wholesale revenues from energy sold to customers outside the Company's service territory.

Wholesale revenues from sales to non-affiliates will vary depending on the market cost of available energy compared to the cost of the Company and Southern Company system-owned generation, demand for energy within the Southern Company service territory, and availability of Southern Company system generation. Wholesale revenues from sales to non-affiliates decreased $11.4 million, or 3.8%, in 2010 as compared to 2009 as a result of an $11.8 million decrease in energy revenues, of which $9.5 million was associated with lower fuel prices and $2.3 million was associated with a decrease in kilowatt-hour (KWH) sales, partially offset by a $0.4 million increase in capacity revenues. Wholesale revenues from sales to non-affiliates decreased $54.5 million, or 15.4%, in 2009 as compared to 2008 as a result of a $54.1 million decrease in energy revenues, of which $27.6 million was associated with lower fuel prices and $26.4 million was associated with a decrease in KWH sales, and a $0.5 million decrease in capacity revenues. Wholesale revenues from sales to non-affiliates increased $30.7 million, or 9.5%, in 2008 as compared to 2007 as a result of a $30.4 million increase in energy revenues, of which $40.4 million was associated with higher fuel prices and a $0.3 million increase in capacity revenues, partially offset by a $10.0 million decrease in KWH sales.

Included in wholesale revenues from sales to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. The related revenues increased 4.2%, 1.5%, and 8.3% in 2010, 2009, and 2008, respectively. The 2010 increase was driven primarily by warmer weather in the second and third quarters 2010 and colder weather in the first and fourth quarters 2010 compared to the corresponding periods in 2009. The customer demand experienced by these utilities is determined by factors very similar to those experienced by the Company.

Short-term opportunity energy sales are also included in sales for resale to non-affiliates. These opportunity sales are made at market-based rates (MBRs) that generally provide a margin above the Company's variable cost to produce the energy.

Wholesale revenues from sales to affiliated companies within the Southern Company system will vary from year to year depending on demand and the availability and cost of generating resources at each company. These affiliated sales and purchases are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the FERC.

Wholesale revenues from sales to affiliated companies decreased 6.6% in 2010 when compared to 2009, decreased 55.9% in 2009 when compared to 2008, and increased 118.6% in 2008 when compared to 2007. These energy sales do not have a significant impact on earnings since this energy is generally sold at marginal cost.

Other operating revenues in 2010 increased $1.0 million, or 6.6%, from 2009 primarily due to an $0.8 million increase in rent from electric property. Other operating revenues in 2009 decreased $1.7 million, or 10.6%, from 2008 primarily due to a $1.0 million decrease in transmission revenues. Other operating revenues in 2008 decreased $0.9 million, or 5.0%, from 2007 primarily due to a sale of oil inventory and a customer contract buyout in 2007 totaling $0.9 million.

Energy Sales

Changes in revenues are influenced heavily by the change in the volume of energy sold from year to year. KWH sales for 2010 and percent change by year were as follows:

	Total KWHs	Total KWH Percent Change			Weather-Adjusted Percent Change		
	2010	**2010**	2009	2008	**2010**	2009	2008
	(in millions)						
Residential	**2,296**	**9.8%**	(1.4)%	(0.6)%	**(0.3)%**	(2.1)%	(0.2)%
Commercial	**2,922**	**2.5**	(0.2)	(0.7)	**(2.1)**	(0.7)	0.5
Industrial	**4,466**	**3.2**	3.4	(3.0)	**3.2**	3.4	(3.0)
Other	**39**	**(0.7)**	-	0.3	**(0.7)**	-	0.3
Total retail	**9,723**	**4.4**	1.2	(1.7)	**0.7**	0.8	(1.3)
Wholesale							
Non-affiliated	**4,284**	**(7.9)**	(7.3)	(3.3)			
Affiliated	**774**	**(7.8)**	(43.6)	44.9			
Total wholesale	**5,058**	**(7.9)**	(15.6)	4.7			
Total energy sales	**14,781**	**(0.2)%**	(5.8)%	0.8%			

Changes in retail energy sales are comprised of changes in electricity usage by customers, changes in weather, and changes in the number of customers.

Residential energy sales increased 9.8% in 2010 compared to 2009 due to warmer weather in the second and third quarters 2010 and colder weather in the first and fourth quarters 2010 compared to the corresponding periods in 2009. Residential energy sales decreased 1.4% in 2009 compared to 2008 due to the recessionary economy and a declining number of customers. Residential energy sales decreased 0.6% in 2008 compared to 2007 due to decreased customer usage mainly due to the recessionary economy and unfavorable summer weather.

Commercial energy sales increased 2.5% in 2010 compared to 2009 due to warmer weather in the second and third quarters 2010 and colder weather in the first and fourth quarters 2010 compared to the corresponding periods in 2009 and improving economic conditions. Commercial energy sales decreased 0.2% in 2009 compared to 2008 due to the recessionary economy and a net decline in commercial customers. Commercial energy sales decreased 0.7% in 2008 compared to 2007 due to unfavorable weather and slower than expected customer growth due to the economy.

Industrial energy sales increased 3.2% in 2010 compared to 2009 due to a return to more normal production levels for most of the Company's industrial customers from an improving economy. Industrial energy sales increased 3.4% in 2009 compared to 2008 due to increased production of some of the Company's industrial customers and the impacts of Hurricane Gustav, which negatively impacted industrial energy sales in 2008. Industrial energy sales decreased 3.0% in 2008 compared to 2007 due to lower customer use from the recessionary economy.

Wholesale energy sales to non-affiliates decreased 7.9%, 7.3%, and 3.3% in 2010, 2009, and 2008, respectively. Included in wholesale sales to non-affiliates are sales to rural electric cooperative associations and municipalities located in southeastern Mississippi. Compared to the prior year, KWH sales to these customers increased 9.2% in 2010 due to warmer weather in the second and third quarters 2010 and colder weather in the first and fourth quarters 2010 compared to the corresponding periods in 2009, remained at the same levels in 2009 despite the recessionary economy and unfavorable weather, and decreased 0.9% in 2008 due to slowing growth and unfavorable weather. KWH sales to non-territorial customers located outside the Company's service territory decreased 79.8% in 2010 as compared to 2009 primarily due to fewer short-term opportunity sales related to lower gas prices. KWH sales to non-territorial customers located outside the Company's service territory decreased 29.0% in 2009 as compared to 2008 primarily due to fewer short-term opportunity sales related to lower gas prices. KWH sales to non-territorial customers located outside the Company's service territory decreased 9.6% in 2008 as compared to 2007 primarily due to lower off-system sales. Wholesale sales to non-affiliates will vary depending on the market cost of available energy compared to the cost of the Company and Southern Company system-owned generation, demand for energy within the Southern Company service territory, and availability of Southern Company system generation.

Wholesale energy sales to affiliates decreased 7.8% in 2010 as compared to 2009 primarily due to an increase in the Company's generation and an increase in territorial sales, resulting in less capacity available to sell to affiliate companies. Wholesale energy sales to affiliates decreased 43.6% in 2009 as compared to 2008 primarily due to a decrease in the Company's generation and an increase in territorial sales, resulting in less capacity available to sell to affiliate companies. Wholesale energy sales to affiliates increased 44.9% in 2008 as compared to 2007 primarily due to the availability of the Company's lower cost generation resources for sale to affiliated companies.

Fuel and Purchased Power Expenses

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. Additionally, the Company purchases a portion of its electricity needs from the wholesale market. Details of the Company's electricity generated and purchased were as follows:

	2010	2009	2008
Total generation *(millions of KWHs)*	**13,146**	12,970	14,324
Total purchased power *(millions of KWHs)*	**2,330**	2,539	2,091
Sources of generation *(percent)* –			
Coal	**51**	48	67
Gas	**49**	52	33
Cost of fuel, generated *(cents per net KWH)* –			
Coal	**4.08**	4.29	3.52
Gas	**4.22**	4.43	6.83
Average cost of fuel, generated *(cents per net KWH)*	**4.14**	4.36	4.43
Average cost of purchased power *(cents per net KWH)*	**3.59**	3.62	6.05

Fuel and purchased power expenses were $585.5 million in 2010, a decrease of $26.1 million, or 4.3%, below the prior year costs. This decrease was primarily due to a $26.6 million decrease in the cost of fuel and purchased power, partially offset by a $0.5 million increase related to total KWHs generated and purchased. Fuel and purchased power expenses were $611.6 million in 2009, a decrease of $101.4 million, or 14.2%, below the prior year costs. This decrease was primarily due to a $69.9 million decrease in the cost of fuel and purchased power and a $31.5 million decrease related to total KWHs generated and purchased. Fuel and purchased power expenses were $713.1 million in 2008, an increase of $122.9 million, or 20.8%, above the prior year costs. This increase was primarily due to a $116.5 million increase in the cost of fuel and purchased power and a $6.4 million increase related to total KWHs generated and purchased.

Fuel expense decreased $17.8 million in 2010 as compared to 2009. Approximately $25.8 million of the reduction in fuel expenses resulted primarily from lower fuel prices, partially offset by an $8.0 million increase in generation from Company-owned facilities. Fuel expense decreased $66.8 million in 2009 as compared to 2008. Approximately $8.1 million of the reduction in fuel expenses resulted primarily from lower gas prices and a $58.7 million decrease in generation from Company-owned facilities. Fuel expense increased $92.2 million in 2008 as compared to 2007. Approximately $86.1 million in additional fuel expenses resulted from higher coal, gas, and transportation prices and a $6.1 million increase in generation from Company-owned facilities.

Purchased power expense decreased $8.3 million, or 9.0%, in 2010 when compared to 2009. The decrease was primarily due to a $0.7 million decrease in the cost of purchased power and a $7.6 million decrease in the amount of energy purchased resulting from higher cost opportunity purchases. Purchased power expense decreased $34.6 million, or 27.4%, in 2009 when compared to 2008. The decrease was primarily due to a $61.8 million decrease in the cost of purchased power, partially offset by a $27.2 million increase in the amount of energy purchased which was due to lower cost opportunity purchases. Purchased power expense increased $30.7 million, or 32.0%, in 2008 when compared to 2007. The increase was primarily due to a $30.4 million increase in the cost of purchased power. Energy purchases vary from year to year depending on demand and the availability and cost of the Company's generating resources. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's fuel cost recovery clause.

From an overall global market perspective, coal prices increased substantially in 2010 from the levels experienced in 2009, but remained lower than the unprecedented high levels of 2008. The slowly recovering U.S. economy and global demand from coal importing countries drove the higher prices in 2010, with concerns over regulatory actions, such as permitting issues, and their negative impact on production also contributing upward pressure. Domestic natural gas prices continued to be depressed by robust supplies, including production from shale gas, as well as lower demand. These lower natural gas prices contributed to increased use of natural gas-fueled generating units in 2009 and 2010.

Fuel expenses generally do not affect net income, since they are offset by fuel revenues under the Company's fuel cost recovery clause. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" and Note 1 to the financial statements under "Fuel Costs" for additional information.

Other Operations and Maintenance Expenses

Total other operations and maintenance expenses increased $21.3 million in 2010 as compared to 2009 primarily due to an $8.5 million increase in generation maintenance expenses for several major planned outages, a $4.2 million increase in transmission and distribution expenses related to substation and overhead line maintenance and vegetation management costs, a $4.6 million increase in administrative and general expenses, and a $5.6 million increase in labor costs.

Total other operations and maintenance expenses decreased $13.3 million in 2009 as compared to 2008 primarily due to a decrease of $12.2 million in transmission, distribution, customer service, and administrative and general expenses driven by overall reductions in spending in an effort to offset the effects of the recessionary economy. Also contributing to the decrease was an $8.3 million reduction in generation outage expenses in 2009. These decreases were partially offset by a $3.9 million increase in expenses for the combined cycle long-term service agreement due to a 36% increase in operating hours as a result of lower gas prices. Also offsetting the decrease was $3.4 million resulting from the 2008 reclassification of generation construction screening expenses to a regulatory asset upon the FERC's acceptance of the wholesale base rate increase effective in January 2009.

Total other operations and maintenance expenses increased $4.8 million in 2008 as compared to 2007 primarily due to a $6.9 million increase in transmission and distribution expenses, an increase in administrative expenses primarily resulting from the reclassification of System Restoration Rider (SRR) revenues of $3.8 million to expense pursuant to a January 2009 order from the Mississippi PSC, a $1.9 million increase in generation-related environmental expenses, and a $1.1 million increase in generation operations and outage-related expenses. These increases were partially offset by a $9.3 million reclassification of generation construction screening expenses to a regulatory asset upon the FERC's acceptance of the wholesale base rate increase effective in January 2009.

See FUTURE EARNINGS POTENTIAL – "PSC Matters – System Restoration Rider," and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Cost Recovery" for additional information.

Depreciation and Amortization

Depreciation and amortization increased $6.0 million in 2010 compared to 2009 primarily due to a $2.9 million increase in amortization of environmental costs related to the approved Environmental Compliance Overview (ECO) Plan and a $2.7 million increase in depreciation primarily resulting from an increase in plant in service. Depreciation and amortization decreased $0.1 million in 2009 compared to 2008 primarily due to a $3.1 million decrease in amortization of environmental costs related to the approved ECO Plan, partially offset by a $2.8 million increase in depreciation resulting from an increase in plant in service. Depreciation and amortization increased $10.7 million in 2008 compared to 2007 primarily due to a $5.7 million increase in amortization related to a regulatory liability recorded in 2003 that ended in December 2007 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity, a $2.9 million increase in depreciation primarily due to an increase in plant in service, and a $2.4 million increase for amortization of certain reliability-related maintenance costs deferred in 2007 in accordance with a Mississippi PSC order. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" and "Environmental Compliance Overview Plan" for additional information.

Taxes Other Than Income Taxes

Taxes other than income taxes increased $5.7 million in 2010 compared to 2009 primarily as a result of a $5.5 million increase in ad valorem taxes and a $0.2 million increase in payroll taxes. Taxes other than income taxes decreased $1.0 million in 2009 compared to 2008 primarily as a result of an $0.8 million decrease in payroll taxes and a $0.2 million decrease in franchise taxes. Taxes other than income taxes increased $4.8 million in 2008 compared to 2007 primarily as a result of a $2.7 million increase in ad valorem taxes and a $1.3 million increase in municipal franchise taxes.

Allowance for Equity Funds Used During Construction

Allowance for funds used during construction (AFUDC) equity increased $3.4 million in 2010 as compared to 2009. This increase was primarily due to increases in construction of the Kemper IGCC. The AFUDC equity change for 2009 as compared to 2008 was immaterial. The increase of $0.6 million in 2008 as compared to 2007 was primarily related to the Plant Watson cooling tower project. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

Interest Income

Interest income decreased $0.6 million in 2010 as compared to 2009 primarily due to lower interest income related to a regulatory recovery mechanism for fuel and energy cost hedging. Interest income decreased $1.2 million in 2009 as compared to 2008 primarily due to lower interest income related to a regulatory recovery mechanism for fuel and energy cost hedging. The interest income change for 2008 as compared to 2007 was immaterial.

Interest Expense, Net of Amounts Capitalized

Interest expense, net of amounts capitalized decreased $0.6 million in 2010 compared to 2009 primarily due to a $2.8 million increase in AFUDC debt associated with the Kemper IGCC, partially offset by an increase in interest expense associated with the issuances of new long-term debt in September and December 2010. Interest expense, net of amounts capitalized increased $5.0 million in 2009 compared to 2008 primarily due to a $5.2 million increase in interest expense associated with the issuances of new long-term debt in November 2008 and March 2009, partially offset by the maturity of long-term debt and lower interest rates in 2009. Interest expense, net of amounts capitalized decreased $0.2 million in 2008 compared to 2007 primarily due to a $2.7 million decrease in borrowing and lower interest rates on short-term indebtedness and a $0.7 million decrease related to the redemption of outstanding trust preferred securities in 2007, partially offset by a $3.0 million increase in interest expense associated with the issuances of new long-term debt in November 2008 and November 2007.

Other Income (Expense), Net

Other income (expense), net increased $1.1 million in 2010 compared to 2009 primarily due to a $1.4 million increase in amounts collected from customers for contributions in aid of construction, partially offset by a $0.2 million decrease resulting from mark-to-market losses on energy-related derivative positions. Other income (expense), net decreased $1.5 million in 2009 compared to 2008 primarily due to a $3.0 million decrease in customer projects and amounts collected from customers for construction of substation projects which had a tax effect of $2.6 million, partially offset by higher charitable contributions of $3.9 million in 2008. Other income (expense), net decreased $1.9 million in 2008 compared to 2007 primarily due to higher charitable contributions of $3.1 million, partially offset by a $0.4 million increase in revenues from contracting work performed for customers and a $0.6 million decrease in other deductions.

Income Taxes

Income taxes decreased $3.9 million, or 7.8%, in 2010 compared to 2009 primarily due to decreased pre-tax income, a decrease in unrecognized tax benefits, and an increase in AFUDC equity, which is non-taxable, partially offset by a decrease in the federal production activities deduction and a decrease in a State of Mississippi manufacturing investment tax credit. Income taxes increased $1.9 million, or 3.9%, in 2009 compared to 2008 primarily due to increased pre-tax income, the 2008 amortization of a regulatory liability pursuant to a December 2007 regulatory accounting order from the Mississippi PSC which occurred in 2008, and actualization of permanent differences from previous year tax returns, partially offset by an increase in the federal production activities deduction and an increase in a State of Mississippi manufacturing investment tax credit. Income taxes decreased $3.4 million, or 6.7%, in 2008 compared to 2007 primarily due to decreased pre-tax income, the amortization of a regulatory liability pursuant to a December 2007 regulatory accounting order from the Mississippi PSC, and a State of Mississippi manufacturing investment tax credit, partially offset by a decrease in the federal production activities deduction. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

Effects of Inflation

The Company is subject to rate regulation that is generally based on the recovery of historical and projected costs. The effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. Any adverse effect of inflation on the Company's results of operations has not been substantial in recent years.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeast Mississippi and to wholesale customers in the southeast U.S. Prices for electricity provided by the Company to retail customers are set by the Mississippi PSC under cost-based regulatory principles. Retail rates and earnings are reviewed and may be adjusted periodically within certain limitations. Prices for wholesale electricity sales, interconnecting transmission lines, and the exchange of electric power are regulated by the FERC. See "FERC Matters" herein, ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein, and Note 3 to the financial statements under "Retail Regulatory Matters" for additional information about regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the Company's ability to maintain a constructive regulatory environment that continues to allow for the timely recovery of prudently incurred costs during a time of increasing costs. Future earnings in the near term will depend, in part, upon maintaining energy sales which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth or decline in the Company's service area. Changes in economic conditions impact sales for the Company, and the pace of the economic recovery remains uncertain. The timing and extent of the economic recovery will impact growth and may impact future earnings.

Environmental Matters

Compliance costs related to the Clean Air Act and other environmental statutes and regulations could affect earnings if such costs cannot continue to be fully recovered in rates on a timely basis. Environmental compliance spending over the next several years may exceed amounts estimated. The timing, specific requirements, and estimated costs could change as environmental statutes and regulations are adopted or modified. See Note 3 to the financial statements under "Environmental Matters" for additional information.

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. These actions were filed concurrently with the issuance of notices of violation to the Company with respect to the Company's Plant Watson. After Alabama Power was dismissed from the original action, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one facility co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. In early 2000, the EPA filed a motion to amend its complaint to add the Company as a defendant based on the allegations in the notices of violation. However, in March 2001, the court denied the motion based on lack of jurisdiction, and the EPA has not re-filed. The original action, now solely against Georgia Power, has been administratively closed since the spring of 2001, and the case has not been reopened. The separate action against Alabama Power is ongoing.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. In July 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power with respect to its other affected units regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. On September 2, 2010, the EPA dismissed five of its eight remaining claims against Alabama Power, leaving only three claims for summary disposition or trial, including the claim relating to the facility co-owned by the Company. The parties each filed motions for summary judgment on September 30, 2010. The court has set a trial date for October 2011 for any remaining claims.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. The ultimate outcome of this matter cannot be determined at this time.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005 and, in September 2009, the U.S. Court of Appeals for the Second Circuit reversed the district court's ruling, vacating the dismissal of the plaintiffs' claim, and remanding the case to the district court. On December 6, 2010, the U.S. Supreme Court granted the defendants' petition for writ of certiorari. The ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

In February 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2009, the U.S. District Court for the Northern District of California granted the defendants' motions to dismiss the case based on lack of jurisdiction and ruled the claims were barred by the political question doctrine and by the plaintiffs' failure to establish the standard for determining that the defendants' conduct caused the injury alleged. In November 2009, the plaintiffs filed an appeal with the U.S. Court of Appeals for the Ninth Circuit challenging the district court's order dismissing the case. On January 24, 2011, the defendants filed a motion with the U.S. Court of Appeals for the Ninth Circuit to defer scheduling the case pending the decision of the U.S. Supreme Court in the New York case discussed above. The ultimate outcome of this matter cannot be determined at this time.

Other Litigation

Common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas emissions have become more frequent, and, as illustrated by the New York and Kivalina cases, courts have been debating whether private parties and states have standing to bring such claims. In another common law nuisance case, the U.S. District Court for the Southern District of Mississippi dismissed private party claims against certain oil, coal, chemical, and utility companies alleging damages as a result of Hurricane Katrina. The court ruled that the parties lacked standing to bring the claims and the claims were barred by the political question doctrine. In October 2009, the U.S. Court of Appeals for the Fifth Circuit reversed the district court and held that the plaintiffs did have standing to assert their nuisance, trespass, and negligence claims and none of the claims were barred by the political question doctrine. On May 28, 2010, however, the U.S. Court of Appeals for the Fifth Circuit dismissed the plaintiffs' appeal of the case based on procedural grounds, reinstating the district court decision in favor of the defendants. On January 10, 2011, the U.S. Supreme Court denied the plaintiffs' petition to reinstate the appeal. This case is now concluded.

Environmental Statutes and Regulations

General

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; the Endangered Species Act; and related federal and state regulations. Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through existing ratemaking provisions. Through 2010, the Company had invested approximately $226 million in environmental capital projects to comply with these requirements, with annual totals of $2 million, $22 million, and $41 million for 2010, 2009, and 2008, respectively. The Company expects that capital expenditures to comply with existing statutes and regulations will be $45 million, $94 million, and $127 million for 2011, 2012, and 2013, respectively. These environmental costs that are known and estimable at this time are included under the heading "Capital" in the table under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein. In addition, the Company currently estimates that potential incremental investments to comply with anticipated new environmental regulations of $0 in 2011, up to $18 million in 2012, and up to $55 million in 2013. The Company's compliance strategy, including potential unit retirement and replacement decisions, and future environmental capital expenditures will be affected by the final requirements of any new or revised environmental statutes and regulations that are enacted, including the proposed environmental legislation and regulations described below; the cost, availability, and existing inventory of emissions allowances; and the Company's fuel mix.

Compliance with any new federal or state legislation or regulations relating to global climate change, air quality, coal combustion byproducts, including coal ash, water quality, or other environmental and health concerns could significantly affect the Company. Although new or revised environmental legislation or regulations could affect many areas of the Company's operations, the full impact of any such changes cannot be determined at this time. Additionally, many of the Company's commercial and industrial customers may also be affected by existing and future environmental requirements, which for some may have the potential to ultimately affect their demand for electricity.

Air Quality

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Through 2010, the Company had spent approximately $109 million in reducing sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions and in monitoring emissions pursuant to the Clean Air Act. As a result, emissions control projects have been completed recently or are underway. Additional controls are currently planned or under consideration to further reduce air emissions, maintain compliance with existing regulations, and meet new requirements.

The EPA regulates ground level ozone concentrations through implementation of an eight-hour ozone air quality standard. No area within the Company's service area is currently designated as nonattainment under the current standard. In March 2008, the EPA issued a final rule establishing a more stringent eight-hour ozone standard, and on January 6, 2010, the EPA proposed further reductions in the level of the standard. Under the EPA's current schedule, a final revision to the eight-hour ozone standard is expected in July 2011, with state implementation plans for any resulting nonattainment areas due in mid-2014. The revised eight-hour ozone standard is expected to result in designation of nonattainment areas within the Company's service territory and could result in additional required reductions in NO_x emissions.

Final revisions to the National Ambient Air Quality Standard for SO_2, including the establishment of a new one-hour standard, became effective on August 23, 2010. Since the EPA intends to rely on computer modeling for implementation of the SO_2 standard, the identification of potential nonattainment areas remains uncertain and could ultimately include areas within the Company's service territory. Implementation of the revised SO_2 standard could result in additional required reductions in SO_2 emissions and increased compliance and operation costs.

Revisions to the National Ambient Air Quality Standard for Nitrogen Dioxide (NO_2), which established a new one-hour standard, became effective on April 12, 2010. Although none of the areas within the Company's service territory are expected to be designated as nonattainment for the NO_2 standard, based on current ambient air quality monitoring data, the new NO_2 standard could result in significant additional compliance and operational costs for units that require new source permitting.

Twenty-eight eastern states, including the States of Mississippi and Alabama, are subject to the requirements of the Clean Air Interstate Rule (CAIR). The rule calls for additional reductions of NO_x and/or SO_2 to be achieved in two phases, 2009/2010 and 2015. In July 2008 and December 2008, the U.S. Court of Appeals for the District of Columbia Circuit issued decisions invalidating certain aspects of CAIR, but left CAIR compliance requirements in place while the EPA develops a revised rule. The States of Mississippi and Alabama have completed plans to implement CAIR, and emissions reductions are being accomplished by the installation and operation of emissions controls at the Company's coal-fired facilities and/or by the purchase of emissions allowances.

On August 2, 2010, the EPA published a proposed rule, referred to as the Transport Rule, to replace CAIR. This proposed rule would require 31 eastern states and the District of Columbia (D.C.) to reduce power plant emissions of SO_2 and NO_x that contribute to downwind states' nonattainment of federal ozone and/or fine particulate matter ambient air quality standards. To address fine particulate matter standards, the proposed Transport Rule would require D.C. and 27 eastern states, including Alabama, to reduce annual emissions of SO_2 and NO_x from power plants. To address ozone standards, the proposed Transport Rule would also require D.C. and 25 states, including Alabama and Mississippi, to achieve additional reductions in NO_x emissions from power plants during the ozone season. The proposed Transport Rule contains a "preferred option" that would allow limited interstate trading of emissions allowances; however, the EPA also requested comment on two alternative approaches that would not allow interstate trading of emissions allowances. The EPA stated that it also intends to develop a second phase of the Transport Rule in 2011 to address the more stringent ozone air quality standards after they are finalized. The EPA expects to finalize the Transport Rule in June 2011 and require compliance beginning in 2012.

The Clean Air Visibility Rule was finalized in July 2005, with a goal of restoring natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves the application of Best Available Retrofit Technology (BART) to certain sources built between 1962 and 1977 and any additional emissions reductions necessary for each designated area to achieve reasonable progress toward the natural visibility conditions goal by 2018 and for each 10-year period thereafter. For power plants, the Clean Air Visibility Rule allows states to determine that CAIR satisfies BART requirements for SO_2 and NO_x, and no additional controls beyond CAIR are anticipated to be necessary at any of the Company's facilities. States have completed or are currently completing implementation plans for BART compliance and other measures required to achieve the first phase of reasonable progress.

The EPA is currently developing a Maximum Achievable Control Technology (MACT) rule for coal- and oil-fired electric generating units which will establish emission limitations for numerous hazardous air pollutants, including mercury. As part of a proceeding in the U.S. District Court for the District of Columbia, the EPA has entered into a consent decree that requires the EPA to issue a proposed MACT rule by March 16, 2011 and a final rule by November 16, 2011.

The impacts of the eight-hour ozone, SO_2 and NO_2 standards, the proposed Transport Rule, the Clean Air Visibility Rule, and the proposed MACT rule for electric generating units on the Company cannot be determined at this time and will depend on the specific provisions of the final rules, resolution of any pending and future legal challenges, and the development and implementation of rules at the state level. However, these additional regulations could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition.

The Company has developed and continually updates a comprehensive environmental compliance strategy to assess compliance obligations associated with the continuing and new environmental requirements discussed above. As part of this strategy, the Company plans to install additional SO_2 and NO_x emissions controls at certain facilities within the next several years to ensure continued compliance with applicable air quality requirements. See Note 3 to the financial statements under "Retail Regulatory Matters – Environmental Compliance Overview Plan" for additional information.

Water Quality

In July 2004, the EPA published final regulations under the Clean Water Act to reduce impingement and entrainment of fish, shellfish, and other forms of aquatic life at existing power plant cooling water intake structures. The use of cost-benefit analysis in the rule was ultimately appealed to the U.S. Supreme Court. In April 2009, the U.S. Supreme Court held that the EPA could consider costs in arriving at its standards and in providing variances from those standards for existing intake structures. The EPA is expected to propose revisions to the regulations in March 2011 and issue final regulations in mid-2012. While the U.S. Supreme Court's decision may ultimately result in greater flexibility for demonstrating compliance with the standards, the full scope of the regulations will depend on the specific provisions of the EPA's final rule and on the actual requirements established by state regulatory agencies and, therefore, cannot be determined at this time. However, if the final rules require the installation of cooling towers at certain existing facilities of the Company, the Company may be subject to significant additional compliance costs and capital expenditures that could affect future unit retirement and replacement decisions. Also, results of operations, cash flows, and financial condition could be significantly impacted if such costs are not recovered through regulated rates.

In December 2009, the EPA announced its determination that revision of the current effluent guidelines for steam electric power plants is warranted, and the EPA has announced its intention to adopt such revisions by January 2014. New wastewater treatment requirements are expected and may result in the installation of additional controls on certain Company facilities. The impact of revised guidelines will depend on the studies conducted in connection with the rulemaking, as well as the specific requirements of the final rule, and, therefore, cannot be determined at this time.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company could incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in its financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. See Note 3 to the financial statements under "Environmental Matters – Environmental Remediation" for additional information.

Coal Combustion Byproducts

The Company currently operates two electric generating plants with on-site coal combustion byproduct storage facilities (with both "wet" (ash ponds) and "dry" (landfill) storage facilities). In addition to on-site storage, the Company also sells a portion of its coal combustion byproducts to third parties for beneficial reuse (approximately 40% in recent years). Historically, individual states have regulated coal combustion byproducts and the states in Southern Company's service territory, including the States of Mississippi and Alabama, each have their own regulatory parameters. The Company has a routine and robust inspection program in place to ensure the integrity of its coal ash surface impoundments and compliance with applicable regulations.

The EPA is currently evaluating whether additional regulation of coal combustion byproducts (including coal ash and gypsum) is merited under federal solid and hazardous waste laws. On June 21, 2010, the EPA published a proposed rule that requested comments on two potential regulatory options for the management and disposal of coal combustion byproducts: regulation as a solid waste or regulation as if the materials technically constituted a hazardous waste. Adoption of either option could require closure of, or significant change to, existing storage facilities and construction of lined landfills, as well as additional waste management and groundwater monitoring requirements. Under both options, the EPA proposes to exempt the beneficial reuse of coal combustion byproducts from regulation; however, a hazardous or other designation indicative of heightened risk could limit or eliminate beneficial reuse options.

On November 19, 2010, Southern Company filed publicly available comments with the EPA regarding the rulemaking proposal. These comments included a preliminary cost analysis under various alternatives in the rulemaking proposal. The Company regards these estimates as pre-screening figures that should be distinguished from the more formalized cost estimates the Company provides for projects that are more definite as to the elements and timing of execution. Although its analysis was preliminary, Southern Company concluded that potential compliance costs under the proposed rules would be substantially higher than the estimates reflected in the EPA's rulemaking proposal.

The ultimate financial and operational impact of any new regulations relating to coal combustion byproducts cannot be determined at this time and will be dependent upon numerous factors. These factors include: whether coal combustion byproducts will be regulated as hazardous waste or non-hazardous waste; whether the EPA will require early closure of existing wet storage facilities; whether beneficial reuse will be limited or eliminated through a hazardous waste designation; whether the construction of lined landfills is required; whether hazardous waste landfill permitting will be required for on-site storage; whether additional waste water treatment will be required; the extent of any additional groundwater monitoring requirements; whether any equipment modifications will be required; the extent of any changes to site safety practices under a hazardous waste designation; and the time period over which compliance will be required. There can be no assurance as to the timing of adoption or the ultimate form of any such rules.

While the ultimate outcome of this matter cannot be determined at this time, and will depend on the final form of any rules adopted and the outcome of any legal challenges, additional regulation of coal combustion byproducts could have a material impact on the generation, management, beneficial use, and disposal of such byproducts. Any material changes are likely to result in substantial additional compliance, operational, and capital costs that could affect future unit retirement and replacement decisions. Moreover, the Company could incur additional material asset retirement obligations with respect to closing existing storage facilities. The Company's results of operations, cash flows, and financial condition could be significantly impacted if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition

Global Climate Issues

Although the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009, with the goal of mandating renewable energy standards and reductions in greenhouse gas emissions, neither this legislation nor similar measures passed the U.S. Senate before the end of the 2010 session. Federal legislative proposals that would impose mandatory requirements related to greenhouse gas emissions, renewable energy standards, and/or energy efficiency standards are expected to continue to be considered in Congress.

The financial and operational impacts of climate or energy legislation, if enacted, will depend on a variety of factors. These factors include the specific greenhouse gas emissions limits or renewable energy requirements, the timing of implementation of these limits or requirements, the level of emissions allowances allocated and the level that must be purchased, the purchase price of emissions allowances, the development and commercial availability of technologies for renewable energy and for the reduction of emissions, the degree to which offsets may be used for compliance, provisions for cost containment (if any), the impact on coal and natural gas prices, and cost recovery through regulated rates.

While climate legislation has yet to be adopted, the EPA is moving forward with regulation of greenhouse gases under the Clean Air Act. In April 2007, the U.S. Supreme Court ruled that the EPA has authority under the Clean Air Act to regulate greenhouse gas emissions from new motor vehicles. In December 2009, the EPA published a final determination, which became effective on January 14, 2010, that certain greenhouse gas emissions from new motor vehicles endanger public health and welfare due to climate change. On April 1, 2010, the EPA issued a final rule regulating greenhouse gas emissions from new motor vehicles under the Clean Air Act. The EPA has taken the position that when this rule became effective on January 2, 2011, carbon dioxide and other greenhouse gases became regulated pollutants under the Prevention of Significant Deterioration (PSD) preconstruction permit program and the Title V operating permit program, which both apply to power plants and other commercial and industrial facilities. As a result, the construction of new facilities or the major modification of existing facilities could trigger the requirement for a PSD permit and the installation of the best available control technology for carbon dioxide and other greenhouse gases. On May 13, 2010, the EPA issued a final rule, known as the Tailoring Rule, governing how these programs would be applied to stationary sources, including power plants. This rule establishes two phases for applying PSD and Title V requirements to greenhouse gas emissions sources. The first phase, which began on January 2, 2011, applies to sources and projects that would already be covered under PSD or Title V, whereas the second phase will begin on July 1, 2011 and applies to sources and projects that would not otherwise trigger those programs but for their greenhouse gas emissions. In addition to these rules, the EPA has entered into a proposed settlement agreement to issue standards of performance for greenhouse gas emissions from new and modified fossil-fuel fired electric generating units and greenhouse gas emissions guidelines for existing sources. Under the proposed settlement agreement, the EPA commits to issue the proposed standards by July 2011 and the final standards by May 2012.

All of the EPA's final Clean Air Act rulemakings have been challenged in the U.S. Court of Appeals for the District of Columbia Circuit; however, the court declined motions to stay the rules pending resolution of those challenges. As a result, the rules may impact the amount of time it takes to obtain PSD permits for new generation and major modifications to existing generating units and the requirements ultimately imposed by those permits. The ultimate outcome of these rules cannot be determined at this time and will depend on the content of the final rules and the outcome of any legal challenges.

International climate change negotiations under the United Nations Framework Convention on Climate Change also continue. The December 2009 negotiations resulted in a nonbinding agreement that included a pledge from both developed and developing countries to reduce their greenhouse gas emissions. The most recent round of negotiations took place in December 2010. The outcome and impact of the international negotiations cannot be determined at this time.

Although the outcome of federal, state, and international initiatives cannot be determined at this time, mandatory restrictions on the Company's greenhouse gas emissions or requirements relating to renewable energy or energy efficiency on the federal or state level are likely to result in significant additional compliance costs, including significant capital expenditures. These costs could affect future unit retirement and replacement decisions, and could result in the retirement of a significant number of coal-fired generating units. See Item 1 – BUSINESS – "Rate Matters – Integrated Resource Planning" for additional information. Also, additional compliance costs and costs related to unit retirements could affect results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition.

In 2009, the total carbon dioxide emissions from the fossil fuel-fired electric generating units owned by the Company were approximately 10 million metric tons. The preliminary estimate of carbon dioxide emissions from these units in 2010 is approximately 10 million metric tons. The level of carbon dioxide emissions from year to year will be dependent on the level of generation and mix of fuel sources, which is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units.

The Company is actively evaluating and developing electric generating technologies with lower greenhouse gas emissions. This includes construction of the Kemper IGCC facility with approximately 65% carbon capture.

FERC Matters

In October 2010, the Company filed a request with the FERC for a revised wholesale electric tariff and revised rates. Prior to making this filing, the Company reached a settlement with all of its customers who take service under the tariff. This settlement agreement was filed with the FERC as part of the request. The settlement agreement provided for an increase in annual base wholesale revenues in the amount of $4.1 million, effective January 1, 2011. In addition, the settlement agreement allows the Company to implement an emissions allowance cost clause, effective January 1, 2011. The emissions allowance cost clause contains an over and under recovery provision similar to the fuel recovery clause and is projected to collect $6.9 million in 2011. The settlement agreement also provided for collection of $2.8 million of 2010 emissions allowance expense for the period of September 1, 2010 through December 31, 2010 and allows the Company to defer the wholesale portion of the income tax expense associated with the change in taxability of the federal subsidy under the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act of 2010 (together with PPACA, the Acts). On December 7, 2010, the Company received notice that the FERC had accepted the filing effective December 21, 2010. As a result of the FERC acceptance, the $2.8 million of emission allowance revenue is included in the statements of income for 2010. Beginning January 1, 2011, the Company implemented the wholesale emissions allowance cost clause and revised monthly charges for the increase in annual base wholesale revenues.

PSC Matters

Mississippi Baseload Construction Legislation

In the 2008 regular session of the Mississippi legislature, a bill was passed and signed by the Governor in May 2008 to enhance the Mississippi PSC's authority to facilitate development and construction of base load generation in the State of Mississippi (Baseload Act). The Baseload Act authorizes, but does not require, the Mississippi PSC to adopt a cost recovery mechanism that includes in retail base rates, prior to and during construction, all or a portion of the prudently incurred pre-construction and construction costs incurred by a utility in constructing a base load electric generating plant. Prior to the passage of the Baseload Act, such costs would traditionally be recovered only after the plant was placed in service. The Baseload Act also provides for periodic prudence reviews by the Mississippi PSC and prohibits the cancellation of any such generating plant without the approval of the Mississippi PSC. In the event of cancellation of the construction of the plant without approval of the Mississippi PSC, the Baseload Act authorizes the Mississippi PSC to make a public interest determination as to whether and to what extent the utility will be afforded rate recovery for costs incurred in connection with such cancelled generating plant. The effect of this legislation on the Company cannot now be determined. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information on the application of the Baseload Act to the Kemper County IGCC facility.

Performance Evaluation Plan

In the May 2004 order establishing the Company's forward-looking PEP, the Mississippi PSC ordered that the Mississippi Public Utilities Staff and the Company review the operations of the PEP in 2007. By mutual agreement, this review was deferred until 2008 and continued into 2009. In March 2009, concurrent with this review, the annual PEP evaluation filing for 2009 was suspended. In August 2009, the Mississippi Public Utilities Staff and the Company filed a joint report with the Mississippi PSC proposing several changes to the PEP. In November 2009, the Mississippi PSC approved the revised PEP, which resulted in a lower performance incentive under the PEP and therefore smaller and/or less frequent rate changes in the future. In November 2009, the Company resumed annual evaluations and filed its annual PEP filing for 2010 under the revised PEP, which resulted in a lower allowed return on investment but no rate change. On November 15, 2010, the Company filed its annual PEP filing for 2011 under the revised PEP, which indicated a rate increase of 1.936%, or $16.1 million, annually. On January 10, 2011, the Mississippi Public Utilities Staff contested the filing. Under the revised PEP, the review of the annual PEP filing must be concluded by the first billing cycle in April. The ultimate outcome of this matter cannot be determined at this time.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability related maintenance costs beginning January 1, 2007 and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2010, the Company had a balance of the deferred retail portion of $2.4 million included in current assets as other regulatory assets. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

On March 15, 2010, the Company submitted its annual PEP lookback filing for 2009, which recommended no surcharge or refund. On October 26, 2010, the Company and the Mississippi Public Utilities Staff agreed and stipulated that no surcharge or refund is required. On November 2, 2010, the Mississippi PSC accepted the stipulation. On or before March 15, 2011, the Company will submit its annual PEP lookback filing for 2010. The ultimate outcome of this matter cannot be determined at this time.

System Restoration Rider

The Company is required to make annual SRR filings to determine the revenue requirement associated with the property damage. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. The Mississippi PSC periodically agrees on SRR revenue levels that are developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information. The applicable SRR rate level will be adjusted every three years, unless a significant change in circumstances occurs such that the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deems that a more frequent change would be appropriate. The Company will submit annual filings setting forth SRR-related revenues, expenses, and investment for the projected filing period, as well as the true-up for the prior period. As a result of the Mississippi PSC establishing the current SRR calculation in January 2009, the December 2008 retail regulatory liability of $6.8 million was reclassified to the property damage reserve.

In February 2009, the Company submitted its 2009 SRR rate filing with the Mississippi PSC, which proposed that the 2009 SRR rate level remain at zero and the Company be allowed to accrue approximately $4.0 million to the property damage reserve in 2009. In September 2009, the Mississippi PSC issued an order requiring the Company to develop SRR factors designed to reduce SRR revenue by approximately $1.5 million from November 2009 to March 2010 under the new rate. On January 29, 2010, the Company submitted its 2010 SRR rate filing with the Mississippi PSC, which allowed the Company to accrue $3.1 million to the property damage reserve in 2010. On January 31, 2011, the Company submitted its 2011 SRR rate filing with the Mississippi PSC, which proposed that the Company be allowed to accrue approximately $3.6 million to the property damage reserve in 2011. The ultimate outcome of this matter cannot be determined at this time.

Environmental Compliance Overview Plan

On February 14, 2011, the Company submitted its 2011 ECO Plan notice which proposed an immaterial decrease in annual revenues for the Company. In addition, the Company proposed to change the ECO Plan collection period to more appropriately match ECO revenues with ECO expenditures. The ultimate outcome of this matter cannot be determined at this time.

On February 12, 2010, the Company submitted its 2010 ECO Plan notice which proposed an increase in annual revenues for the Company of approximately $3.9 million. Due to changes in ECO Plan cost projections, on August 20, 2010, the Company submitted a revised 2010 ECO Plan which reduced the requested increase in annual revenues to $1.7 million. In its 2010 ECO Plan filing, the Company proposed to change the true-up provision of the ECO Plan rate schedule to consider actual revenues collected in addition to actual costs. Hearings on the 2010 ECO Plan were held with the Mississippi PSC on October 5, 2010. On October 25, 2010, the Mississippi PSC held a public meeting to discuss the 2010 ECO Plan and issued an order approving the revised 2010 ECO Plan with the new rates effective in November 2010. The Company and the Mississippi Public Utilities Staff jointly agreed to defer the decision on the change in the true-up provision of the ECO Plan rate schedule. As a result of the change in the collection period requested in the Company's 2011 ECO filing, the Company has decided not to pursue the change in the true-up provision.

In February 2009, the Company submitted its 2009 ECO Plan notice which proposed an increase in annual revenues for the Company of approximately $1.5 million. In June 2009, the Mississippi PSC approved the ECO Plan with the new rates effective in June 2009.

On July 22, 2010, the Company filed a request for a certificate of public convenience and necessity to construct a flue gas desulfurization system on Plant Daniel Units 1 and 2. These units are jointly owned by the Company and Gulf Power, with 50% ownership, respectively. The estimated total cost of the project is approximately $625 million. The project is scheduled for completion in the fourth quarter 2014. The Company's portion of the cost, if approved by the Mississippi PSC, is expected to be recovered through the ECO Plan. Hearings on the certificate request were held by the Mississippi PSC on January 25, 2011 with a final order expected by February 28, 2011. The ultimate outcome of this matter cannot be determined at this time.

Fuel Cost Recovery

The Company establishes, annually, a retail fuel cost recovery factor that is approved by the Mississippi PSC. The Company is required to file for an adjustment to the retail fuel cost recovery factor annually; such filing occurred on November 15, 2010. The Mississippi PSC approved the retail fuel cost recovery factor on December 7, 2010, with the new rates effective in January 2011. The retail fuel cost recovery factor will result in an annual decrease in an amount equal to 5.0% of total 2010 retail revenue. At December 31, 2010, the amount of over recovered retail fuel costs included in the balance sheets was $55.2 million compared to $29.4 million at December 31, 2009. The Company also has a wholesale MRA and a Market Based (MB) fuel cost recovery factor. Effective January 1, 2011, the wholesale MRA fuel rate decreased, resulting in an annual decrease in an amount equal to 3.5% of total 2010 MRA revenue. Effective February 1, 2011, the wholesale MB fuel rate decreased, resulting in an annual decrease in an amount equal to 7.0% of total 2010 MB revenue. At December 31, 2010, the amount of over recovered wholesale MRA and MB fuel costs included in the balance sheets was $17.5 million and $4.4 million compared to $16.8 million and $2.4 million, respectively, at December 31, 2009. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this decrease to the billing factor will have no significant effect on the Company's revenues or net income, but will decrease annual cash flow.

In October 2010, the Mississippi PSC engaged an independent professional audit firm to conduct an audit of the Company's fuel-related expenditures included in the retail fuel adjustment clause and energy cost management clause (ECM) for 2010. The audit is scheduled to be completed in 2011. The ultimate outcome of this matter cannot be determined at this time. A similar audit was conducted beginning in August 2009 for the years 2009 and 2008. The audit was completed in December 2009 with no audit findings.

In October 2008, the Mississippi PSC opened a docket to investigate and review interest and carrying charges under the fuel adjustment clause for utilities within the State of Mississippi including the Company. In March 2009, the Mississippi PSC issued an order to apply the prime rate in calculating the carrying costs on the retail over or under recovery balances related to fuel cost recovery. In May 2009, the Company filed the carrying cost calculation methodology as part of its compliance filing.

Legislation

Stimulus Funding

On April 28, 2010, Southern Company signed a Smart Grid Investment Grant agreement with the U.S. Department of Energy (DOE), formally accepting a $165 million grant under the American Recovery and Reinvestment Act of 2009. This funding will be used for transmission and distribution automation and modernization projects that must be completed by April 28, 2013. The Company will receive, and will match, $25.9 million under this agreement. The ultimate outcome of this matter cannot be determined at this time.

Healthcare Reform

On March 23, 2010, the PPACA was signed into law and, on March 30, 2010, the Acts, which makes various amendments to certain aspects of the PPACA, was signed into law. The Acts effectively change the tax treatment of federal subsidies paid to sponsors of retiree health benefit plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D. The federal subsidy paid to employers was introduced as part of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MPDIMA). Since the 2006 tax year, the Company has been receiving the federal subsidy related to certain retiree prescription drug plans that were determined to be actuarially equivalent to the benefit provided under Medicare Part D. Under the MPDIMA, the federal subsidy does not reduce an employer's income tax deduction for the costs of providing such prescription drug plans nor is it subject to income tax individually. Under the Acts, beginning in 2013, an employer's income tax deduction for the costs of providing Medicare Part D-equivalent prescription drug benefits to retirees will be reduced by the amount of the federal subsidy. Under generally accepted accounting principles (GAAP), any impact from a change in tax law must be recognized in the period enacted regardless of the effective date; however, as a result of state regulatory treatment, this change had no material impact on the Company's financial statements. Southern Company continues to assess the extent to which the legislation and associated regulations may affect its future healthcare and related employee benefit plan costs. Any future impact on the Company's financial statements cannot be determined at this time. See Note 5 to the financial statements under "Current and Deferred Income Taxes" for additional information.

Income Tax Matters

Tax Method of Accounting for Repairs

The Company submitted a change in the tax accounting method for repair costs associated with the Company's generation, transmission, and distribution systems with the filing of the 2009 federal income tax return in September 2010. The new tax method resulted in net positive cash flow in 2010 of approximately $4.7 million for the Company. Although Internal Revenue Service (IRS) approval of this change is considered automatic, the amount claimed is subject to review because the IRS will be issuing final guidance on this matter. Currently, the IRS is working with the utility industry in an effort to resolve this matter in a consistent manner for all utilities. Due to uncertainty concerning the ultimate resolution of this matter, an unrecognized tax benefit has been recorded for the change in the tax accounting method for repair costs. See Note 5 to the financial statements under "Unrecognized Tax Benefits" for additional information. The ultimate outcome of this matter cannot be determined at this time.

Bonus Depreciation

On September 27, 2010, the Small Business Jobs and Credit Act of 2010 (SBJCA) was signed into law. The SBJCA includes an extension of the 50% bonus depreciation for certain property acquired and placed in service in 2010 (and for certain long-term construction projects to be placed in service in 2011). Additionally, on December 17, 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act (Tax Relief Act) was signed into law. Major tax incentives in the Tax Relief Act include 100% bonus depreciation for property placed in service after September 8, 2010 and through 2011 (and for certain long-term construction projects to be placed in service in 2012) and 50% bonus depreciation for property placed in service in 2012 (and for certain long-term construction projects to be placed in service in 2013), which could have a significant impact on the future cash flows of the Company. The application of the bonus depreciation provisions in these acts in 2010 provided approximately $28 million in increased cash flow. The Company estimates the potential increased cash flow for 2011 to be between approximately $20 million and $25 million.

Internal Revenue Code Section 199 Domestic Production Deduction

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in Section 199 of the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010. For 2008 and 2009, a 6% reduction was available to the Company. Thereafter, the allowed rate is 9%; however, due to increased tax deductions from bonus depreciation and pension contributions there was no domestic production deduction available to the Company for 2010, and none is projected to be available for 2011. See Note 5 to the financial statements under "Effective Tax Rate" for additional information.

Integrated Coal Gasification Combined Cycle

In January 2009, the Company filed for a Certificate of Public Convenience and Necessity (CPCN) with the Mississippi PSC to allow the acquisition, construction, and operation of the IGCC project located in Kemper County, Mississippi. The Kemper IGCC would utilize an IGCC technology with an output capacity of 582 megawatts (MWs). The estimated cost of the plant is $2.4 billion, net of $245 million of grants awarded to the project by the DOE under the Clean Coal Power Initiative Round 2 (CCPI2). The plant will use locally mined lignite (an abundant, lower heating value coal) from a proposed mine adjacent to the plant as fuel. In conjunction with the plant, the Company will own a lignite mine and equipment and will acquire mineral reserves located around the plant site in Kemper County. The estimated capital cost of the mine is approximately $214 million. On May 27, 2010, the Company executed a 40-year management fee contract with Liberty Fuels Company, LLC, a subsidiary of The North American Coal Corporation, which will develop, construct, and manage the mining operations. The agreement is effective June 1, 2010 through the end of the mine reclamation. The plant, subject to federal and state reviews and certain regulatory approvals, is expected to begin commercial operation in May 2014. As part of its filing, the Company requested certain rate recovery treatment in accordance with the Baseload Act.

Beginning in December 2006, the Mississippi PSC approved the Company's requested accounting treatment to defer the costs associated with the Company's generation resource planning, evaluation, and screening activities as a regulatory asset. In April 2009, the Company received an accounting order from the Mississippi PSC directing the Company to continue to charge all generation resource planning, evaluation, and screening costs to regulatory assets including those costs associated with activities to obtain a CPCN and costs necessary and prudent to preserve the availability, economic viability, and/or required schedule of the Kemper IGCC generation resource planning, evaluation, and screening activities until the Mississippi PSC makes findings and determination as to the recovery of the Company's prudent expenditures.

In June 2009, the Mississippi PSC issued an order initiating an evaluation of the Company's CPCN petition and established a two-phase procedural schedule to evaluate the need for and the resources and cost of the new generating capacity separately. In November 2009, the Mississippi PSC issued an order that found the Company had demonstrated a need for additional capacity of approximately 304 MWs to 1,276 MWs based on an analysis of expected load forecasts, costs, and anticipated retirements. Hearings related to the appropriate resource to meet that need as well as cost recovery of that resource through application of the Baseload Act were held in February 2010.

On April 29, 2010, the Mississippi PSC issued an order finding that the Company's application to acquire, construct, and operate the plant did not satisfy the requirement of public convenience and necessity in the form that the project and the related cost recovery were originally proposed by the Company, unless the Company accepted certain conditions on the issuance of the CPCN, including a cost cap of approximately $2.4 billion. The April 2010 order also approved recovery of $46 million out of $50.5 million in prudent pre-construction costs incurred through March 2009. The remaining $4.5 million is associated with overhead costs and variable pay of Southern Company Services, Inc., which were recommended for exclusion from pre-construction costs by a consultant hired by the Mississippi Public Utilities Staff. An additional $3.5 million was incurred for costs of this type from March 2009 through May 2010. The remaining $4.5 million, as well as additional pre-construction amounts incurred during the generation screening and evaluation process through May 2010, will be reviewed and addressed in a future proceeding.

On May 10, 2010, the Company filed a motion in response to the April 29, 2010 order of the Mississippi PSC relating to the Kemper IGCC, or in the alternative, for alteration or rehearing of such order.

On May 26, 2010, the Mississippi PSC issued an order revising its findings from the April 29, 2010 order. Among other things, the Mississippi PSC's May 26, 2010 order (1) approved an alternate construction cost cap of up to $2.88 billion (and any amounts that fall within specified exemptions from the cost cap; such exemptions include the costs of the lignite mine and equipment and the carbon dioxide pipeline facilities), subject to determinations by the Mississippi PSC that such costs in excess of $2.4 billion are prudent and required by the public convenience and necessity; (2) provided for the establishment of operational cost and revenue parameters based upon assumptions in the Company's proposal; and (3) approved financing cost recovery on construction work in progress (CWIP) balances under the Baseload Act, which provides for the accrual of AFUDC in 2010 and 2011 and recovery of financing costs on 100% of CWIP in 2012, 2013, and through May 1, 2014 (provided that the amount of CWIP allowed is (i) reduced by the amount of state and federal government construction cost incentives received by the Company in excess of $296 million to the extent that such amount increases cash flow for the pertinent regulatory period and (ii) justified by a showing that such CWIP allowance will benefit customers over the life of the plant). The Mississippi PSC order established periodic prudence reviews during the annual CWIP review process. More frequent prudence determinations may be requested at a later time. On May 27, 2010, the Company filed a motion with the Mississippi PSC accepting the conditions contained in the order. On June 3, 2010, the Mississippi PSC issued the final certificate order which granted the Company's motion and issued the CPCN authorizing acquisition, construction, and operation of the plant. As of May 31, 2010, construction related screening costs of $116.2 million were reclassified to CWIP while the non-capital related costs of $11.2 million and $0.6 million were classified in other regulatory assets and other deferred charges, respectively, and $1.0 million was previously expensed.

Pursuant to the Mississippi PSC's order granting the CPCN for the Kemper IGCC, the Mississippi PSC and Mississippi Public Utilities Staff has hired various consultants to assist both organizations in monitoring the construction of the plant.

On June 17, 2010, the Mississippi Chapter of the Sierra Club (Sierra Club) filed an appeal of the Mississippi PSC's June 3, 2010 decision to grant the CPCN for the plant with the Chancery Court of Harrison County, Mississippi (Chancery Court). Subsequently, on July 6, 2010, the Sierra Club also filed an appeal directly with the Mississippi Supreme Court. On July 20, 2010, the Chancery Court issued a stay of the proceeding pending the resolution of the jurisdictional issues raised in a motion filed by the Company on July 16, 2010 to confirm jurisdiction in the Mississippi Supreme Court. On October 7, 2010, the Mississippi Supreme Court denied the Company's motion and dismissed the Sierra Club's direct appeal. The appeal will now proceed in the Chancery Court. On

December 22, 2010, the Chancery Court denied the Company's motion to dismiss. A decision on the Sierra Club's appeal from the Chancery court is expected in March 2011.

On November 12, 2010, the Company filed a petition with the Mississippi PSC requesting an accounting order that would establish regulatory assets for certain non-capital costs related to the Kemper IGCC. In its petition, the Company outlined three categories of non-capital, plant-related costs that it proposed to defer in a regulatory asset until construction is complete and a cost recovery mechanism is established for the plant: (1) regulatory costs; (2) costs of executing non-construction contracts; and (3) other project-related costs not permitted to be capitalized.

The Company filed an application in June 2006 with the DOE for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The DOE subsequently certified the plant, and in November 2006, the IRS allocated Internal Revenue Code Section 48A tax credits (Phase I) of $133 million to the Company. In May 2009, the Company received notification from the IRS formally certifying these tax credits. In addition, the Company filed an application in November 2009 with the DOE and in December 2009 with the IRS for certain tax credits (Phase II) available to projects using advanced coal technologies under the Energy Improvement and Extension Act of 2008. The DOE subsequently certified the Kemper IGCC, and on April 30, 2010, the IRS allocated $279 million of Phase II tax credits under Section 48A of the Internal Revenue Code to the Company. On September 30, 2010, the Company and the IRS executed the closing agreement for the Phase II tax credits. The Company has secured all environmental reviews and permits necessary to commence construction of the plant and has entered into a binding contract for the steam turbine generator, completing two milestone requirements for these credits. The utilization of Phase I and Phase II credits are dependent upon meeting the IRS certification requirements, including an in-service date no later than May 2014 for the Phase I credits. In order to remain eligible for the Phase II tax credits, the Company plans to capture and sequester (via enhanced oil recovery) at least 65% of the carbon dioxide produced by the plant during operations in accordance with the recapture rules for Section 48A investment tax credits. Through December 31, 2010, the Company received tax benefits of $21.9 million for these tax credits.

In February 2008, the Company requested that the DOE transfer the remaining funds previously granted under the CCPI2 from a cancelled IGCC project of one of Southern Company's subsidiaries that would have been located in Orlando, Florida. In December 2008, an agreement was reached to assign the remaining funds ($270 million) to the Kemper IGCC. On August 19, 2010, the National Environmental Policy Act (NEPA) Record of Decision (ROD) by the DOE for the CCPI2 grants was noted in the Federal Register. The NEPA ROD and its accompanying final environmental impact statement were the final major hurdles necessary for the Company to receive grant funds of $245 million during the construction of the plant and $25 million during the initial operation of the plant. As of December 31, 2010, the Company has received $23.1 million and billed an additional $9.5 million associated with this grant.

On July 27, 2010, the Company and South Mississippi Electric Power Association (SMEPA) entered into an Asset Purchase Agreement whereby SMEPA will purchase an undivided 17.5% interest in the plant. The closing of this transaction is conditioned upon execution of a joint ownership and operating agreement, receipt of all construction permits, appropriate regulatory approvals, financing, and other conditions. On December 2, 2010, the Company and SMEPA filed a Joint Petition with the Mississippi PSC requesting regulatory approval for SMEPA's 17.5% ownership of the Kemper IGCC.

On March 9, 2010, the Mississippi Department of Environmental Quality issued the PSD air permit modification for the plant, which modifies the original PSD air permit issued in October 2008. The Sierra Club has requested a formal evidentiary hearing regarding the issuance of the modified permit.

On November 18, 2010, the U.S. Army Corps of Engineers issued the Section 404 wetlands permit for the generating facility. On December 10, 2010, the U.S. Army Corps of Engineers issued the same permit for the Liberty Fuels Lignite Mine.

As of December 31, 2010, the Company had spent a total of $255.1 million on the plant, including regulatory filing costs. Of this total, $207.6 million was included in CWIP (net of $32.7 million of CCPI2 grant funds), $12.3 million was recorded in other regulatory assets, $1.5 million was recorded in other deferred charges and assets, and $1.0 million was previously expensed.

The ultimate outcome of these matters cannot be determined at this time.

Other Matters

In February 2008, the Company received notice of termination from SMEPA of an approximately 100 MW territorial wholesale market-based contract effective March 31, 2011 which will result in a decrease in annual base revenues of approximately $12 million. In December 2008, the Company entered into a 10-year power supply agreement with SMEPA for approximately 152 MWs. This contract is effective April 1, 2011. This contract is expected to increase the Company's annual territorial wholesale base revenues by approximately $16.1 million. In September 2010, SMEPA executed a 10-year Network Integration Transmission Service Agreement with Southern Company. Service will begin on April 1, 2011. The estimated Open Access Transmission Tariff revenue over the life of the contract is approximately $39.3 million with the Company's share being $29.3 million.

The Company is involved in various other matters being litigated and regulatory matters that could affect future earnings. In addition, the Company is subject to certain claims and legal actions arising in the ordinary course of business. The Company's business activities are subject to extensive governmental regulation related to public health and the environment, such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the U.S. In particular, personal injury and other claims for damages caused by alleged exposure to hazardous materials, and common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions, have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements. See Note 3 to the financial statements for information regarding material issues.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with GAAP. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed the following critical accounting policies and estimates with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Mississippi PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies accounting standards which require the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of the accounting standards has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines and GAAP. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and, in accordance with GAAP, records reserves for those matters where a non-tax-related loss is considered probable and reasonably estimable and records a tax asset or liability if it is more likely than not that a tax position will be sustained. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements.

These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, coal combustion byproducts, including coal ash, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in IRS or state revenue department interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party.
- Identification and evaluation of other potential lawsuits or complaints in which the Company may be named as a defendant.
- Resolution or progression of new or existing matters through the legislative process, the court systems, the IRS, state revenue departments, the FERC, or the EPA.

Unbilled Revenues

Revenues related to the retail sale of electricity are recorded when electricity is delivered to customers. However, the determination of KWH sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, power delivery volume, and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

Plant Daniel Operating Lease

As discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units," the Company leases a 1,064-MW natural gas combined cycle facility at Plant Daniel (Facility) from Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected in the balance sheets. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements"herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception;
- The Company's incremental borrowing rate;
- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term;
- Residual value of the Facility at the end of the lease term;
- Estimated economic life of the Facility; and
- Juniper's status as a voting interest entity.

The determination of operating lease treatment was made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However, the Company is also required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest expense and depreciation of approximately $37 million annually, rather than annual lease expense of approximately $26 million.

Pension and Other Postretirement Benefits

The Company's calculation of pension and other postretirement benefits expense is dependent on a number of assumptions. These assumptions include discount rates, health care cost trend rates, expected long-term return on plan assets, mortality rates, expected salary and wage increases, and other factors. Components of pension and other postretirement benefits expense include interest and service cost on the pension and other postretirement benefit plans, expected return on plan assets, and amortization of certain unrecognized costs and obligations. Actual results that differ from the assumptions utilized are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes that the assumptions used are appropriate, differences in actual experience or significant changes in assumptions would affect its pension and other postretirement benefits costs and obligations.

Key elements in determining the Company's pension and other postretirement benefit expense in accordance with GAAP are the expected long-term return on plan assets and the discount rate used to measure the benefit plan obligations and the periodic benefit plan expense for future periods. The expected long-term return on postretirement benefit plan assets is based on the Company's investment strategy, historical experience, and expectations for long-term rates of return that consider external actuarial advice. The Company determines the long-term return on plan assets by applying the long-term rate of expected returns on various asset classes to the Company's target asset allocation. The Company discounts the future cash flows related to its postretirement benefit plans using a single-point discount rate developed from the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to expected benefit payments.

A 25 basis point change in any significant assumption would result in a $1.3 million or less change in the total benefit expense and a $14 million or less change in projected obligations.

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition remained stable at December 31, 2010. The Company intends to continue to monitor its access to short-term and long-term capital markets as well as its bank credit arrangements to meet future capital and liquidity needs. See "Sources of Capital" and "Financing Activities" herein for additional information.

The Company's investments in the qualified pension plan remained stable in value as of December 31, 2010. In December 2010, the Company contributed $42.9 million to the qualified pension plan.

Net cash provided from operating activities totaled $132.7 million in 2010 compared to $170.6 million for 2009. The $38.0 million decrease in net cash provided from operating activities was primarily due to a $42.9 million cash payment to fund the qualified pension plan, an increase in spending related to the Kemper IGCC generation construction screening costs of $19.9 million, and a decrease in cash received related to lower fuel rates effective in the first quarter 2010. These decreases in cash are partially offset by an increase in deferred income taxes of $77.4 million primarily related to a long-term service agreement (LTSA), bonus depreciation, and an increase in investment tax credits of $22.2 million related to the Kemper IGCC. Net cash provided from operating activities in 2009 increased from 2008 by $76.2 million. The increase in net cash provided from operating activities was primarily due to an increase in cash related to higher fuel rates effective in March 2009 and a decrease in deferred income taxes. Net cash provided from operating activities in 2008 decreased from 2007 by $112.2 million. The decrease in net cash provided from operating activities was primarily due to the receipt of grant proceeds of $74.3 million in June 2007 and a decrease in operating activities related to receivables in 2008 in the amount of $49.5 million. The decrease in receivables is primarily due to the change in under recovered regulatory clause revenues of $24.7 million and a $24.1 million change in affiliate receivables. Also impacting operating activities were decreases related to fossil fuel stock of $33.3 million primarily due to increases in coal and coal in-transit of $22.0 million and $15.6 million, respectively. These were offset by an increase in deferred income taxes and investment tax credits of $61.4 million.

Net cash used for investing activities totaled $254.4 million for 2010 compared to $119.4 million for 2009. The $135.0 million increase was primarily due to an increase in property additions of $145.0 million primarily related to the Kemper IGCC and an increase in investment in restricted cash of $50.0 million, partially offset by capital grant proceeds of $23.7 million related to CCPI2 and the Smart Grid Investment grant and $33.8 million in construction payables. See FUTURE EARNINGS POTENTIAL – "Integrated Coal Gasification Combined Cycle" and "Legislation" herein for additional information. Net cash used for investing activities totaled $119.4 million for 2009 compared to $155.8 million for 2008. The $36.4 million decrease was primarily due to a decrease in property additions. The $55.3 million increase in net cash used for investing activities in 2008 was primarily due to a

$12.1 million increase in construction payables and a $27.6 million increase due to the capital portion of Hurricane Katrina grant proceeds received in 2007.

Net cash provided from financing activities totaled $217.5 million in 2010 compared to net cash used for financing activities of $8.6 million in 2009. The $226.1 million increase was primarily due to a $100.0 million increase in long-term debt at December 31, 2010, a $60.6 million increase in capital contributions from Southern Company, and a $40.0 million redemption of long-term debt in the third quarter 2009. Net cash used for financing activities totaled $8.6 million in 2009 compared to $78.9 million that was provided from financing activities in 2008. The $87.5 million decrease was primarily due to a $42.6 million decrease in notes payable and a $40 million decrease in long-term debt as a result of a March 2009 senior note redemption, when compared to the corresponding period in 2008. Net cash provided from financing activities totaled $78.9 million in 2008 compared to $105.5 million that was used in financing activities for the corresponding period in 2007. The $184.5 million increase in net cash provided from financing activities was primarily due to the $80 million long-term bank loan issued to the Company in March 2008, the $50 million senior notes issued in November 2008, and the $36 million redemption of the long-term debt to an affiliated trust in the first nine months of 2007. Notes payable increased by $57.8 million primarily due to additional borrowings from commercial paper.

Significant changes in the balance sheet as of December 31, 2010 compared to 2009 include an increase in cash and cash equivalents of $95.8 million resulting from bond proceeds and a capital contribution from Southern Company in December 2010. Restricted cash increased $50.0 million primarily due to the issuance of the second series of revenue bonds. The second series revenue bonds were redeemed on February 8, 2011. Total property, plant, and equipment increased $281.2 million primarily due to the increase in CWIP related to the Kemper IGCC. Upon the Mississippi PSC issuance of the final certificate order in May 2010, the expenditures associated with the Kemper IGCC of approximately $116.2 million of regulatory assets, deferred was reclassified to CWIP during the second quarter 2010. Securities due within one year increased by $255.1 million primarily due to the reclassification of an $80.0 million long-term bank loan maturing in March 2011, a $125.0 million bank loan maturing in September 2011, and the redemption of $50.0 million second series revenue bonds on February 8, 2011. Over recovered regulatory clause liabilities increased $28.5 million primarily due to lower fuel costs and the implementation of higher fuel rates in 2009 as compared to 2010. Long-term debt decreased $31.4 million primarily due to the reclassification of an $80.0 million long-term bank loan maturing in March 2011 partially offset by obligations incurred relating to a $50.0 million issuance of revenue bonds. The change in accumulated deferred income taxes of $58.9 million was primarily due to bonus depreciation, LTSA, and funding of the qualified pension plan. Employee benefit obligations decreased by $47.8 million primarily due to the funding of the qualified pension plan. Paid in capital increased $67.2 million primarily due to the capital contribution from Southern Company.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, increased from 55.6% in 2009 to 59.8% at December 31, 2010.

Sources of Capital

Except as described below with respect to potential DOE loan guarantees, the Company plans to obtain the funds required for construction and other purposes from sources such as operating cash flows, security issuances, term loans, short-term borrowings, and equity contributions from Southern Company. In December 2010, the Company received $60 million in capital contributions from Southern Company. See "Capital Requirements and Contractual Obligations" herein and Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information. The amount, type, and timing of any future financings, if needed, will depend upon regulatory approval, prevailing market conditions, and other factors.

In addition, the Company has applied to the DOE for federal loan guarantees to finance a portion of the eligible construction costs of the Kemper IGCC. The Company is in advanced due diligence with the DOE but has yet to begin discussions with the DOE regarding the terms and conditions of any loan guarantee. There can be no assurance that the DOE will issue federal loan guarantees to the Company. In addition, the Company has been awarded DOE CCPI2 grant funds of $245 million to be used for the construction of the Kemper IGCC and $25 million to be used for the initial operation of the plant. As of December 31, 2010, the Company had received $23.1 million and billed an additional $9.5 million associated with this grant.

The issuance of securities by the Company is subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, the Company files registration statements with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the FERC, as well as the amounts registered under the 1933 Act, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company.

To meet short-term cash needs and contingencies, the Company has various sources of liquidity. At December 31, 2010, the Company had approximately $160.8 million of cash and cash equivalents, $50.0 million of restricted cash, and $161.0 million of unused credit arrangements with banks. These credit arrangements provide liquidity support to the Company's variable rate pollution control revenue bonds and commercial paper borrowings. As of December 31, 2010, the Company had $90.1 million outstanding revenue bonds requiring liquidity support. Subsequent to December 31, 2010, $50.0 million of revenue bonds were redeemed on February 8, 2011, reducing liquidity support to $40.1 million. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper at the request and for the benefit of the Company and the other traditional operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other operating company. The obligations of each company under these arrangements are several and there is no cross affiliate credit support. At December 31, 2010 and 2009, the Company had no commercial paper outstanding.

During 2010, the maximum amount outstanding for commercial paper was $63.0 million and the average amount outstanding was $12.0 million. During 2009, the maximum amount outstanding for commercial paper was $66.7 million and the average amount outstanding was $15.9 million. The weighted average annual interest rate on commercial paper was 0.3% for 2010 and 0.3% for 2009.

Financing Activities

In September 2010, the Company entered into a one-year $125 million aggregate principal amount long-term floating rate bank loan that bears interest based on the one-month London Interbank Offered Rate. The proceeds were used to repay a portion of the Company's short-term indebtedness and for general corporate purposes, including the Company's continuous construction program. In December 2010, the Company incurred obligations in connection with the issuance of $100 million of revenue bonds in two series, each of which is due December 1, 2040. The first series of $50 million was issued with an initial fixed rate of 2.25% through January 14, 2013 and the second series of $50 million was issued with a floating rate. The proceeds from the first series bonds were used to finance the acquisition and construction of buildings and immovable equipment in connection with the Company's construction of the Kemper IGCC facility in Kemper County, Mississippi. Proceeds from the second series were classified as restricted cash at December 31, 2010. The second series bonds were redeemed on February 8, 2011.

In addition to any financings that may be necessary to meet capital requirements, contractual obligations, and storm restoration costs, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Off-Balance Sheet Financing Arrangements

In 2001, the Company began an initial 10-year term of a lease agreement for a combined cycle generating facility built at Plant Daniel. In June 2003, the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. Accordingly, the lease is not reflected in the balance sheets.

The initial lease term ends in 2011, and the lease includes a renewal and a purchase option based on the cost of the facility at the inception of the lease, which was approximately $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. In April 2010, the Company was required to notify the lessor, Juniper, if it intended to terminate the lease at the end of the initial term expiring in October 2011. The Company chose not to give notice to terminate the lease. The Company has the option to purchase the Plant Daniel combined cycle generating units for approximately $354 million or renew the lease for approximately $31 million annually for 10 years. The Company will have to provide notice of its intent to either renew the lease or purchase the facility by July 2011. The ultimate outcome of this matter cannot be determined at this time.

The lease also provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. See Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units" for additional information.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change to below BBB- and/or Baa3. These contracts are for physical electricity sales, fuel purchases, fuel transportation and storage, emissions allowances, and energy price risk management. At December 31, 2010, the maximum potential collateral requirements under these contracts at a rating below BBB- and/or Baa3 were approximately $353 million. Included in these amounts are certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. Additionally, any credit rating downgrade could impact the Company's ability to access capital markets, particularly the short-term debt market.

On August 12, 2010, Moody's Investors Services (Moody's) downgraded the issuer and long-term debt ratings of the Company (senior unsecured to A2 from A1). Moody's also announced that it had downgraded the short-term ratings of a financing subsidiary of Southern Company that issues commercial paper for the benefit of several Southern Company subsidiaries (including the Company) to P-2 from P-1. In addition, Moody's announced that it had downgraded the variable rate demand obligation ratings of the Company to VMIG-2 from VMIG-1 and the preferred stock ratings of the Company (to Baa1 from A3). Moody's announced that the ratings outlook for the Company is stable.

On September 3, 2010, Fitch Ratings, Inc (Fitch) downgraded the issuer and long-term debt ratings of the Company (senior unsecured to A+ from AA- and issuer default rating to A from A+). Fitch also announced that it had downgraded the short-term ratings of the Company to F1 from F1+. In addition, Fitch announced that it had downgraded the pollution control revenue bond ratings of the Company to A+ from AA- and the preferred stock ratings of the Company (to A- from A). Fitch announced that the ratings outlook for the Company is stable.

Market Price Risk

Due to cost-based rate regulation and other various cost recovery mechanisms, the Company continues to have limited exposure to market volatility in interest rates, foreign currency, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques that include, but are not limited to, market valuation, value at risk, stress testing, and sensitivity analysis.

The Company does not currently hedge interest rate risk. The weighted average interest rate on $295 million of variable rate long-term debt at January 1, 2011 was 0.56%. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $3.0 million at January 1, 2011.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2010, exposure from these activities was not material to the Company's financial statements.

In addition, per the guidelines of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2010, exposure from these activities was not material to the Company's financial statements.

The changes in fair value of energy-related derivative contracts, the majority of which are composed of regulatory hedges, for the years ended December 31 were as follows:

	2010 Changes	2009 Changes
	Fair Value	
	(in thousands)	
Contracts outstanding at the beginning of the period, assets (liabilities), net	**$(41,734)**	$(51,985)
Contracts realized or settled	**32,853**	53,905
Current period changes[a]	**(34,889)**	(43,654)
Contracts outstanding at the end of the period, assets (liabilities), net	**$(43,770)**	$(41,734)

(a) Current period changes also include the changes in fair value of new contracts entered into during the period, if any.

The change in the fair value positions of the energy-related derivative contracts for the year ended December 31, 2010 was a decrease of $2.0 million, substantially all of which is due to natural gas positions. The change is attributable to both the volume of million British thermal units (mmBtu) and the price of natural gas. At December 31, 2010, the Company had a net hedge volume of 24.0 million mmBtu with a weighted average contract cost of approximately $1.92 per mmBtu above market prices, and 23.2 million mmBtu at December 31, 2009 with a weighted average contract cost of approximately $1.83 per mmBtu above market prices. The majority of the natural gas hedges are recovered through the Company's ECM clause.

At December 31, 2010 and 2009, substantially all of the Company's energy-related derivative contracts were designated as regulatory hedges and are related to the Company's fuel hedging program. Therefore, gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as they are recovered through the ECM clause. Gains and losses on energy-related derivatives that are designated as cash flow hedges are used to hedge anticipated purchases and sales and are initially deferred in other comprehensive income before being recognized in income in the same period as the hedged transaction. Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred and were not material for any year presented. The pre-tax gains/(losses) reclassified from other comprehensive income to revenue and fuel expense were not material for any period presented and are not expected to be material for 2011. Additionally, there was no material ineffectiveness recorded in earnings for any period presented.

The Company uses over-the-counter contracts that are not exchange traded but are fair valued using prices which are actively quoted, and thus fall into Level 2. See Note 9 to the financial statements for further discussion of fair value measurement. The maturities of the energy-related derivative contracts and the level of the fair value hierarchy in which they fall at December 31, 2010 were as follows:

	December 31, 2010 Fair Value Measurements			
	Total	Maturity		
	Fair Value	Year 1	Years 2&3	Years 4&5
	(in thousands)			
Level 1	$ -	$ -	$ -	$ -
Level 2	(43,770)	(26,622)	(17,148)	-
Level 3	-	-	-	-
Fair value of contracts outstanding at end of period	$(43,770)	$(26,622)	$(17,148)	$ -

The Company is exposed to market price risk in the event of nonperformance by counterparties to the energy-related derivative contracts. The Company only enters into agreements and material transactions with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's, a division of The McGraw Hill Companies, Inc., or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. For additional information, see Note 1 to the financial statements under "Financial Instruments" and Note 10 to the financial statements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) enacted in July 2010 could impact the use of over-the-counter derivatives by the Company. Regulations to implement the Dodd-Frank Act could impose additional requirements on the use of over-the-counter derivatives, such as margin and reporting requirements, which could affect both the use and cost of over-the-counter derivatives. The impact, if any, cannot be determined until regulations are finalized.

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to include a base level investment of $818 million, $1.0 billion, and $878 million for 2011, 2012, and 2013, respectively. Included in these estimated amounts are expenditures related to the Kemper IGCC of $665 million, $813 million, and $616 million in 2011, 2012, and 2013, respectively. Also included in these estimated amounts are environmental expenditures to comply with existing statutes and regulations of $45 million, $94 million, and $127 million for 2011, 2012, and 2013, respectively. In addition, the Company currently estimates that potential incremental investments to comply with anticipated new environmental regulations are $0 for 2011, up to $18 million for 2012, and up to $55 million for 2013. The construction program is subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; changes in load projections; storm impacts; changes in environmental statutes and regulations; changes in generating plants, including unit retirement and replacement decisions, to meet new regulatory requirements; changes in FERC rules and regulations; Mississippi PSC approvals; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

In addition, as discussed in Note 2 to the financial statements, the Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the FERC.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt, as well as the related interest, derivative obligations, preferred stock dividends, leases, and other purchase commitments are detailed in the contractual obligations table that follows. See Notes 1, 6, 7, and 10 to the financial statements for additional information.

Contractual Obligations

	2011	2012-2013	2014-2015	After 2015	Uncertain Timing [(d)]	Total
			(in thousands)			
Long-term debt[(a)] –						
Principal	$ 255,000	$ 50,000	$ -	$412,695	$ -	$ 717,695
Interest	23,649	44,134	38,101	213,401	-	319,285
Preferred stock dividends[(b)]	1,733	3,465	3,465	-	-	8,663
Energy-related derivative obligations[(c)]	27,459	18,386	-	-	-	45,845
Unrecognized tax benefits and interest[(d)]	-	-	-	-	4,701	4,701
Operating leases [(e)]	38,513	18,562	9,151	1,045		67,271
Capital leases[(f)]	1,437	633	-	-	-	2,070
Purchase commitments[(g)] –						
Capital[(h)]	818,004	1,899,388	-	-	-	2,717,392
Coal	324,360	145,405	9,400	36,480	-	515,645
Natural gas[(i)]	180,653	246,995	177,012	162,723	-	767,383
Long-term service agreements[(j)]	13,272	27,413	28,658	55,231	-	124,574
Pension and other postretirement benefits plans[(k)]	275	549	-	-	-	824
Foreign currency derivatives[(l)]	66	29	-	-	-	95
Total	$1,684,421	$2,454,959	$265,787	$881,575	$ 4,701	$5,291,443

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2011, as reflected in the statements of capitalization. Long-term debt excludes capital lease amounts (shown separately).

(b) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(c) For additional information, see Notes 1 and 10 to the financial statements.

(d) The timing related to the realization of $4.7 million in unrecognized tax benefits and corresponding interest payments in individual years beyond 12 months cannot be reasonably and reliably estimated due to uncertainties in the timing of the effective settlement of tax positions. See Note 5 to the financial statements for additional information.

(e) The decrease from 2011 to 2012-2013 is primarily a result of the Plant Daniel operating lease contract that is scheduled to end during 2011, at which time the Company can exercise a purchase option or renew the lease. See Note 7 to the financial statements for additional information.

(f) The capital lease of $6.4 million is being amortized over a five-year period ending in 2012.

(g) The Company generally does not enter into non-cancelable commitments for other operations and maintenance expenditures. Total other operations and maintenance expenses for 2010, 2009, and 2008 were $268 million, $247 million, and $260 million, respectively.

(h) The Company provides forecasted capital expenditures for a three-year period. Amounts represent current estimates of total expenditures, excluding the Company's estimates of potential incremental investments to comply with anticipated new environmental regulations of $0 for 2011, up to $18 million for 2012, and up to $55 million for 2013. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information. Estimates include the sale of 17.5% of the Kemper IGCC to SMEPA. At December 31, 2010, significant purchase commitments were outstanding in connection with the construction program.

(i) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2010.

(j) Long-term service agreements include price escalation based on inflation indices.

(k) The Company forecasts contributions to the qualified pension and other postretirement benefit plans over a three-year period. The Company does not expect to be required to make any contributions to the qualified pension plan during the next three years. See Note 2 to the financial statements for additional information related to the pension and other postretirement benefit plans, including estimated benefit payments. Certain benefit payments will be made through the related benefit plans. Other benefit payments will be made from the Company's corporate assets.

(l) For additional information, see Note 10 to the financial statements.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2010 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning retail sales, retail rates, customer growth, storm damage cost recovery and repairs, economic recovery, fuel cost recovery, and other rate actions, environmental regulations and expenditures, future earnings, access to sources of capital, projections for the qualified pension plan and postretirement benefit trust contributions, financing activities, start and completion of construction projects, impacts of adoption of new accounting rules, impact of the American Recovery and Reinvestment Act of 2009, impact of recent healthcare legislation, impact of the Small Business Jobs and Credit Act of 2010, impact of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, estimated sales and purchases under new power sale and purchase agreements, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, environmental laws including regulation of water quality, coal combustion byproducts, and emissions of sulfur, nitrogen, hazardous air pollutants, including mercury, carbon, soot, particulate matter, and coal combustion byproducts and other substances, financial reform legislation, and also changes in tax and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including FERC matters and EPA civil actions;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity, including those relating to weather, the general economy and recovery from the recent recession, population and business growth (and declines), and the effects of energy conservation measures;
- available sources and costs of fuels;
- effects of inflation;
- ability to control costs and avoid cost overruns during the development and construction of facilities;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to fuel and other cost recovery mechanisms;
- regulatory approvals and actions related to the Kemper IGCC, including Mississippi PSC approvals and potential DOE loan guarantees;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due and to perform as required;
- the ability to obtain new short- and long-term contracts with wholesale customers;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, droughts, pandemic health events such as influenzas, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents affecting the U.S. electric grid or operation of generating resources;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

The Company expressly disclaims any obligation to update any forward-looking statements.


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STATEMENTS OF INCOME

For the Years Ended December 31, 2010, 2009, and 2008

Mississippi Power Company 2010 Annual Report

	2010	2009	2008
		(in thousands)	
Operating Revenues:			
Retail revenues	**$797,912**	$790,950	$785,434
Wholesale revenues, non-affiliates	**287,917**	299,268	353,793
Wholesale revenues, affiliates	**41,614**	44,546	100,928
Other revenues	**15,625**	14,657	16,387
Total operating revenues	**1,143,068**	1,149,421	1,256,542
Operating Expenses:			
Fuel	**501,830**	519,687	586,503
Purchased power, non-affiliates	**8,426**	8,831	27,036
Purchased power, affiliates	**75,230**	83,104	99,526
Other operations and maintenance	**268,063**	246,758	260,011
Depreciation and amortization	**76,891**	70,916	71,039
Taxes other than income taxes	**69,810**	64,068	65,099
Total operating expenses	**1,000,250**	993,364	1,109,214
Operating Income	**142,818**	156,057	147,328
Other Income and (Expense):			
Allowance for equity funds used during construction	**3,795**	387	560
Interest income	**215**	804	1,998
Interest expense, net of amounts capitalized	**(22,341)**	(22,940)	(17,979)
Other income (expense), net	**3,738**	2,606	4,135
Total other income and (expense)	**(14,593)**	(19,143)	(11,286)
Earnings Before Income Taxes	**128,225**	136,914	136,042
Income taxes	**46,275**	50,214	48,349
Net Income	**81,950**	86,700	87,693
Dividends on Preferred Stock	**1,733**	1,733	1,733
Net Income After Dividends on Preferred Stock	**$ 80,217**	$ 84,967	$ 85,960

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2010, 2009, and 2008

Mississippi Power Company 2010 Annual Report

	2010	2009	2008
		(in thousands)	
Operating Activities:			
Net income	**$ 81,950**	$ 86,700	$ 87,693
Adjustments to reconcile net income			
to net cash provided from operating activities --			
Depreciation and amortization, total	**82,294**	78,914	75,765
Deferred income taxes	**37,557**	(39,849)	24,840
Investment tax credits received	**22,173**	-	-
Allowance for equity funds used during construction	**(3,795)**	(387)	(560)
Pension, postretirement, and other employee benefits	**(34,911)**	7,077	8,182
Stock based compensation expense	**1,186**	886	724
Tax benefit of stock options	**399**	34	489
Generation construction screening costs	**(50,554)**	(30,638)	(26,662)
Other, net	**(3,803)**	(3,263)	(20,207)
Changes in certain current assets and liabilities --			
-Receivables	**(8,185)**	9,677	(9,982)
-Under recovered regulatory clause revenues	**-**	54,994	(14,450)
-Fossil fuel stock	**14,997**	(41,699)	(38,072)
-Materials and supplies	**(879)**	(649)	297
-Prepaid income taxes	**(17,075)**	1,061	3,243
-Other current assets	**(4,633)**	2,065	(2,022)
-Other accounts payable	**(12,630)**	(7,590)	3,251
-Accrued taxes	**(4,268)**	8,800	2,428
-Accrued compensation	**2,291**	(6,819)	(1,362)
-Over recovered regulatory clause revenues	**28,450**	48,596	-
-Other current liabilities	**2,137**	2,732	836
Net cash provided from operating activities	**132,701**	170,642	94,431
Investing Activities:			
Property additions	**(247,005)**	(101,995)	(153,401)
Investment in restricted cash	**(50,000)**	-	-
Cost of removal net of salvage	**(9,240)**	(9,352)	(6,411)
Construction payables	**33,767**	(5,091)	(4,084)
Capital grant proceeds	**23,657**	-	7,314
Other investing activities	**(5,587)**	(2,971)	819
Net cash used for investing activities	**(254,408)**	(119,409)	(155,763)
Financing Activities:			
Increase (decrease) in notes payable, net	**-**	(26,293)	16,350
Proceeds --			
Capital contributions from parent company	**65,215**	4,567	3,541
Gross excess tax benefit of stock options	**624**	117	934
Pollution control revenue bonds	**-**	-	7,900
Senior notes issuances	**-**	125,000	50,000
Other long-term debt issuances	**225,000**	-	80,000
Redemptions --			
Pollution control revenue bonds	**-**	-	(7,900)
Capital leases	**(1,330)**	-	-
Senior notes	**-**	(40,000)	-
Payment of preferred stock dividends	**(1,733)**	(1,733)	(1,733)
Payment of common stock dividends	**(68,600)**	(68,500)	(68,400)
Other financing activities	**(1,715)**	(1,779)	(1,774)
Net cash provided from (used for) financing activities	**217,461**	(8,621)	78,918
Net Change in Cash and Cash Equivalents	**95,754**	42,612	17,586
Cash and Cash Equivalents at Beginning of Year	**65,025**	22,413	4,827
Cash and Cash Equivalents at End of Year	**$ 160,779**	$ 65,025	$ 22,413
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest (net of $2,903, $117 and $229 capitalized, respectively)	**$19,518**	$19,832	$15,753
Income taxes (net of refunds)	**7,546**	77,206	23,829
Noncash transactions - accrued property additions at year-end	**37,736**	3,689	8,776

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2010 and 2009
Mississippi Power Company 2010 Annual Report

Assets	2010	2009
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 160,779**	$ 65,025
Restricted cash	**50,000**	-
Receivables --		
Customer accounts receivable	**37,532**	36,766
Unbilled revenues	**31,010**	27,168
Other accounts and notes receivable	**11,220**	11,337
Affiliated companies	**17,837**	13,215
Accumulated provision for uncollectible accounts	**(638)**	(940)
Fossil fuel stock, at average cost	**112,240**	127,237
Materials and supplies, at average cost	**28,671**	27,793
Other regulatory assets, current	**63,896**	53,273
Prepaid income taxes	**59,596**	32,237
Other current assets	**19,057**	12,625
Total current assets	**591,200**	405,736
Property, Plant, and Equipment:		
In service	**2,392,477**	2,316,494
Less accumulated provision for depreciation	**971,559**	950,373
Plant in service, net of depreciation	**1,420,918**	1,366,121
Construction work in progress	**274,585**	48,219
Total property, plant, and equipment	**1,695,503**	1,414,340
Other Property and Investments	**5,900**	7,018
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**18,065**	8,536
Other regulatory assets, deferred	**132,420**	209,100
Other deferred charges and assets	**33,233**	27,951
Total deferred charges and other assets	**183,718**	245,587
Total Assets	**$2,476,321**	$2,072,681

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2010 and 2009
Mississippi Power Company 2010 Annual Report

Liabilities and Stockholder's Equity	**2010**	2009
	(in thousands)	
Current Liabilities:		
Securities due within one year	**$ 256,437**	$ 1,330
Accounts payable --		
Affiliated	**51,887**	49,209
Other	**59,295**	38,662
Customer deposits	**12,543**	11,143
Accrued taxes --		
Accrued income taxes	**4,356**	10,590
Other accrued taxes	**51,709**	49,547
Accrued interest	**5,933**	5,739
Accrued compensation	**16,076**	13,785
Other regulatory liabilities, current	**6,177**	7,610
Over recovered regulatory clause liabilities	**77,046**	48,596
Liabilities from risk management activities	**27,525**	19,454
Other current liabilities	**20,115**	21,142
Total current liabilities	**589,099**	276,807
Long-Term Debt (See accompanying statements)	**462,032**	493,480
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**281,967**	223,066
Deferred credits related to income taxes	**11,792**	13,937
Accumulated deferred investment tax credits	**33,678**	12,825
Employee benefit obligations	**113,964**	161,778
Other cost of removal obligations	**111,614**	97,820
Other regulatory liabilities, deferred	**58,814**	54,576
Other deferred credits and liabilities	**43,213**	47,090
Total deferred credits and other liabilities	**655,042**	611,092
Total Liabilities	**1,706,173**	1,381,379
Redeemable Preferred Stock (See accompanying statements)	**32,780**	32,780
Common Stockholder's Equity (See accompanying statements)	**737,368**	658,522
Total Liabilities and Stockholder's Equity	**$2,476,321**	$2,072,681
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION

At December 31, 2010 and 2009

Mississippi Power Company 2010 Annual Report

	2010	2009	2010	2009
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
Long-term notes payable --				
6.00% due 2013	**50,000**	50,000		
2.25% to 5.625% due 2017-2040	**330,000**	280,000		
Adjustable rates (0.56% to 0.71% at 1/1/11) due 2011	**205,000**	80,000		
Adjustable rates (0.44% at 1/1/11) due 2040	**50,000**	-		
Total long-term notes payable	**635,000**	410,000		
Other long-term debt --				
Pollution control revenue bonds:				
5.15% due 2028	**42,625**	42,625		
Variable rates (0.34% to 0.51% at 1/1/11) due 2020-2028	**40,070**	40,070		
Total other long-term debt	**82,695**	82,695		
Capitalized lease obligations	**2,070**	3,399		
Unamortized debt discount	**(1,296)**	(1,284)		
Total long-term debt (annual interest requirement -- $23.6 million)	**718,469**	494,810		
Less amount due within one year	**256,437**	1,330		
Long-term debt excluding amount due within one year	**462,032**	493,480	**37.5%**	41.6%
Cumulative Redeemable Preferred Stock:				
$100 par value				
Authorized: 1,244,139 shares				
Outstanding: 334,210 shares				
4.40% to 5.25% (annual dividend requirement -- $1.7 million)	**32,780**	32,780	**2.7**	2.8
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized: 1,130,000 shares				
Outstanding: 1,121,000 shares	**37,691**	37,691		
Paid-in capital	**392,790**	325,562		
Retained earnings	**306,885**	295,269		
Accumulated other comprehensive income (loss)	**2**	-		
Total common stockholder's equity	**737,368**	658,522	**59.8**	55.6
Total Capitalization	**$1,232,180**	$1,184,782	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2010, 2009, and 2008

Mississippi Power Company 2010 Annual Report

	Number of Common Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands)			
Balance at December 31, 2007	1,121	$37,691	$314,324	$261,242	$573	$613,830
Net income after dividends on preferred stock	-	-	-	85,960	-	85,960
Capital contributions from parent company	-	-	5,634	-	-	5,634
Other comprehensive income (loss)	-	-	-	-	(573)	(573)
Cash dividends on common stock	-	-	-	(68,400)	-	(68,400)
Balance at December 31, 2008	1,121	37,691	319,958	278,802	-	636,451
Net income after dividends on preferred stock	-	-	-	84,967	-	84,967
Capital contributions from parent company	-	-	5,604	-	-	5,604
Other comprehensive income (loss)	-	-	-	-	-	-
Cash dividends on common stock	-	-	-	(68,500)	-	(68,500)
Balance at December 31, 2009	**1,121**	**37,691**	**325,562**	**295,269**	**-**	**658,522**
Net income after dividends on preferred stock	**-**	**-**	**-**	**80,217**	**-**	**80,217**
Capital contributions from parent company	**-**	**-**	**67,228**	**-**	**-**	**67,228**
Other comprehensive income (loss)	**-**	**-**	**-**	**-**	**2**	**2**
Cash dividends on common stock	**-**	**-**	**-**	**(68,600)**	**-**	**(68,600)**
Other	**-**	**-**	**-**	**(1)**	**-**	**(1)**
Balance at December 31, 2010	**1,121**	**$37,691**	**$392,790**	**$306,885**	**$ 2**	**$737,368**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2010, 2009, and 2008

Mississippi Power Company 2010 Annual Report

	2010	2009	2008
		(in thousands)	
Net income after dividends on preferred stock	**$80,217**	$84,967	$85,960
Other comprehensive income (loss):			
Qualifying hedges:			
Changes in fair value, net of tax of $1, $-, and $(355), respectively	**2**	-	(573)
Comprehensive Income	**$80,219**	$84,967	$85,387

The accompanying notes are an integral part of these financial statements.



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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (the Company) is a wholly owned subsidiary of Southern Company, which is the parent company of four traditional operating companies, Southern Power Company (Southern Power), Southern Company Services, Inc. (SCS), Southern Communications Services, Inc. (SouthernLINC Wireless), Southern Company Holdings, Inc. (Southern Holdings), Southern Nuclear Operating Company, Inc. (Southern Nuclear), and other direct and indirect subsidiaries. The traditional operating companies – Alabama Power Company (Alabama Power), Georgia Power Company (Georgia Power), Gulf Power Company (Gulf Power), and the Company – are vertically integrated utilities providing electric service in four Southeastern states. The Company operates as a vertically integrated utility providing service to retail customers in southeast Mississippi and to wholesale customers in the Southeast. Southern Power constructs, acquires, owns, and manages generation assets and sells electricity at market-based rates in the wholesale market. SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications for use by Southern Company and its subsidiary companies and also markets these services to the public and provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding company subsidiary for Southern Company's investments in leveraged leases. Southern Nuclear operates and provides services to Southern Company's nuclear power plants.

The equity method is used for entities in which the Company has significant influence but does not control and for variable interest entities where the Company has an equity investment, but is not the primary beneficiary.

The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Mississippi Public Service Commission (PSC). The Company follows generally accepted accounting principles (GAAP) in the U.S. and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with GAAP requires the use of estimates, and the actual results may differ from those estimates. Certain prior years' data presented in the financial statements have been reclassified to conform to the current year presentation.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, operations, purchasing, accounting, finance and treasury, tax, information technology, marketing, auditing, insurance and pension administration, human resources, systems and procedures, digital wireless communications, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $125.1 million, $84.0 million, and $87.1 million during 2010, 2009, and 2008, respectively. Cost allocation methodologies used by SCS were approved by the Securities and Exchange Commission prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. The Company provided no significant service to an affiliate in 2010, 2009, and 2008. The Company received storm restoration assistance from other Southern Company subsidiaries totaling $3.2 million in 2008. There was no storm assistance received in 2010 or 2009.

In June 2010, the Company purchased a turbine rotor assembly part from Gulf Power for approximately $6 million. In September 2010, Southern Power purchased a turbine rotor assembly part owned by the Company for approximately $7 million. These affiliate transactions were in accordance with FERC and state PSC rules and guidelines.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $11.2 million, $10.2 million, and $11.1 million in 2010, 2009, and 2008, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $25.0 million, $20.9 million, and $22.8 million in 2010, 2009, and 2008, respectively. See Note 4 for additional information.

The traditional operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS, as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel Commitments" for additional information.

Regulatory Assets and Liabilities

The Company is subject to the provisions of the Financial Accounting Standards Board in accounting for the effects of rate regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

	2010	2009	Note
	(in thousands)		
Hurricane Katrina	**$ (143)**	$ (143)	(a)
Retiree benefit plans	**86,748**	99,690	(b,k)
Property damage	**(61,171)**	(57,814)	(m)
Deferred income tax charges	**13,654**	9,027	(d)
Property tax	**18,649**	17,170	(e)
Transmission & distribution deferral	**2,367**	4,734	(f)
Vacation pay	**9,143**	8,756	(g,k)
Loss on reacquired debt	**7,775**	8,409	(h)
Loss on redeemed preferred stock	**57**	229	(i)
Loss on rail cars	**8**	108	(h)
Other regulatory assets	**-**	1,087	(c)
Fuel-hedging (realized and unrealized) losses	**48,729**	44,116	(j,k)
Asset retirement obligations	**9,302**	8,955	(d)
Deferred income tax credits	**(13,189)**	(14,853)	(d)
Other cost of removal obligations	**(111,614)**	(97,820)	(d)
Fuel-hedging (realized and unrealized) gains	**(2,067)**	(551)	(j,k)
Generation screening costs	**12,295**	68,496	(l)
Other liabilities	**(81)**	(2,628)	(c)
Deferred income tax charges – Medicare subsidy	**5,521**	-	(n)
Total assets (liabilities), net	**$ 25,983**	$ 96,968	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) For additional information, see Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."
(b) Recovered and amortized over the average remaining service period which may range up to 14 years. See Note 2 for additional information.
(c) Recorded and recovered as approved by the Mississippi PSC over periods not exceeding two years.
(d) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered, and deferred income tax liabilities are amortized over the related property lives, which may range up to 50 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.
(e) Recovered through the ad valorem tax adjustment clause over a 12-month period beginning in April of the following year.
(f) Amortized over a four-year period ending December 2011.
(g) Recorded as earned by employees and recovered as paid, generally within one year.
(h) Recovered over the remaining life of the original issue/lease or, if refinanced, over the life of the new issue/lease, which may range up to 50 years.
(i) Amortized over a seven-year period ending in April 2011.
(j) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the Energy Cost Management clause (ECM).
(k) Not earning a return as offset in rate base by a corresponding asset or liability.
(l) For additional information, see Note 3 under "Integrated Coal Gasification Combined Cycle."
(m) For additional information, see Note 1 under "Provision for Property Damage" and Note 3 under "Retail Regulatory Matters – System Restoration Rider."
(n) Recovered and amortized over a 10-year period beginning in 2011, as approved by the Mississippi PSC for the retail portion and a five-year period for the wholesale portion, as approved by FERC. See Note 5 for additional information.

In the event that a portion of the Company's operations is no longer subject to applicable accounting rules for rate regulation, the Company would be required to write off or reclassify to accumulated other comprehensive income (OCI) related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair values. All regulatory assets and liabilities are to be reflected in rates. See Note 3 under "Retail Regulatory Matters" and "Integrated Coal Gasification Combined Cycle" for additional information.

Government Grants

The Company received a grant in October 2006 from the Mississippi Development Authority (MDA) for $276.4 million, primarily for storm damage cost recovery. In 2007, the Company received $109.3 million of storm restoration bond proceeds under the state bond program of which $25.2 million was for retail storm restoration costs, $60.0 million was to increase the Company's retail property damage reserve, and $24.1 million was to cover the retail portion of construction of a new storm operations center. In 2008, the Company received grant payments in the amount of $7.3 million and anticipates the receipt of approximately $3.2 million in 2011. The grant proceeds do not represent a future obligation of the Company. The portion of any grants received related to retail storm recovery was applied to the retail regulatory asset that was established as restoration costs were incurred. The portion related to wholesale storm recovery was recorded either as a reduction to operations and maintenance expense or as a reduction to total property, plant, and equipment depending on the restoration work performed and the appropriate allocations of cost of service.

In August 2010, the Department of Energy (DOE), through a cooperative agreement with SCS, agreed to fund $270 million of the Kemper integrated coal gasification combined cycle (IGCC) through the Clean Coal Power Initiative Round 2 (CCPI2) funds. As of December 31, 2010, the Company had collected $23.1 million and billed an additional $9.5 million, for a total of $32.6 million, which is reflected in the Company's financial statements as a reduction to the Kemper IGCC capital costs.

Revenues

Energy and other revenues are recognized as services are provided. Wholesale capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues related to retail sales are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between these actual costs and amounts billed in current regulated rates. Under or over recovered regulatory clause revenues are recorded in the balance sheets and are recovered or returned to customers through adjustments to the billing factors. The Company is required to file with the Mississippi PSC for an adjustment to the fuel cost recovery factor annually.

The Company has a diversified base of customers. No single customer or industry comprises 10% or more of revenues. For all periods presented, uncollectible accounts averaged less than 1% of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense includes the cost of purchased emissions allowances as they are used. Fuel costs also include gains and/or losses from fuel hedging programs as approved by the Mississippi PSC.

Income and Other Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average life of the related property. Taxes that are collected from customers on behalf of governmental agencies to be remitted to these agencies are presented net on the statements of income.

In accordance with accounting standards related to the uncertainty in income taxes, the Company recognizes tax positions that are "more likely than not" of being sustained upon examination by the appropriate taxing authorities. See Note 5 under "Unrecognized Tax Benefits" for additional information.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of funds used during construction for projects over $1 million where recovery of construction work in progress is not allowed in rates.

The Company's property, plant, and equipment consisted of the following at December 31:

	2010	2009
	(in thousands)	
Generation	**$ 990,151**	$ 963,145
Transmission	**464,716**	449,452
Distribution	**765,578**	748,066
General	**172,032**	155,831
Total plant in service	**$2,392,477**	$2,316,494

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.4% in 2010, 3.3% in 2009, and 3.3% in 2008. Depreciation studies are conducted periodically to update the composite rates. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation includes an amount for the expected cost of removal of facilities. In September 2009, the Company filed a depreciation study as of December 31, 2008, with the Mississippi PSC and the FERC. The FERC accepted this study in October 2009. On April 20, 2010, the Mississippi PSC issued an order approving the depreciation rates effective January 1, 2010. This change did not have a material impact on the financial statements.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability related maintenance costs beginning January 1, 2007 and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2010, the Company had a balance of the deferred retail portion of $2.4 million in other regulatory assets.

Asset Retirement Obligations and Other Costs of Removal

Asset retirement obligations are computed as the present value of the ultimate costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. The Company has received accounting guidance from the Mississippi PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations are reflected in the balance sheets as a regulatory liability.

The Company has retirement obligations related to various landfill sites, ash ponds, underground storage tanks, and asbestos removal. The Company also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the U.S. Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any differences between costs recognized in accordance with accounting standards related to asset retirement and environmental obligations and those reflected in rates are recognized as either a regulatory asset or liability, as ordered by the Mississippi PSC, and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2010	2009
	(in thousands)	
Balance at beginning of year	**$17,431**	$17,977
Liabilities incurred	**(1)**	378
Liabilities settled	**155**	(1,892)
Accretion	**1,016**	1,049
Cash flow revisions	**-**	(81)
Balance at end of year	**$18,601**	$17,431

Allowance for Funds Used During Construction (AFUDC)

In accordance with regulatory treatment, the Company records AFUDC, which represents the estimated debt and equity costs of capital funds that are necessary to finance the construction of new regulated facilities. While cash is not realized currently from such allowance, AFUDC increases the revenue requirement over the service life of the plant through a higher rate base and higher depreciation. The equity component of AFUDC is not included in the calculation of taxable income. The average annual AFUDC rate was 7.33%, 7.92%, and 6.9% for the years ended December 31, 2010, 2009, and 2008, respectively. The AFUDC rate is applied to construction work in progress based on jurisdictional regulatory recovery mechanisms. AFUDC, net of income taxes as a percentage of net income after dividends on preferred stock was 6.97%, 0.5%, and 0.82% for 2010 2009, and 2008, respectively.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to regulatory liability accounts for the retail and wholesale jurisdictions. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. The Company made no discretionary retail accruals in 2008 as a result of the Hurricane Katrina-related financing order issued by the Mississippi PSC which ordered the Company to cease all accruals to the retail property damage reserve until a new reserve cap was established. However, in the same financing order, the Mississippi PSC approved the replenishment of the retail property damage reserve with $60 million that was funded with a portion of the proceeds of bonds issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. In January 2009, the Mississippi PSC approved the System Restoration Rider (SRR) stipulation between the Company and the Mississippi Public Utilities Staff. In accordance with the stipulation, every three years the Mississippi PSC, Mississippi Public Utilities Staff, and the Company will agree on SRR revenue level(s) for the ensuing period, based on historical data, expected exposure, type and amount of insurance coverage, excluding insurance cost, and any other relevant information. The accrual amount and the reserve balance are determined based on the SRR revenue level(s). If a significant change in circumstances occurs, then the SRR revenue level can be adjusted more frequently if the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deem the change appropriate. Each year the Company will set rates to collect the approved SRR revenues. The property damage reserve accrual will be the difference between the approved SRR revenues and the SRR revenue requirement, excluding any accrual to the reserve. In 2010 and 2009, the Company made retail accruals of $3.1 million and $3.7 million, respectively, per the annual SRR rate filings. In addition, SRR allows the Company to set up a regulatory asset, pending review, if the allowable actual retail property damage costs exceed the amount in the retail property damage reserve. See Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery" and "Retail Regulatory Matters – System Restoration Rider" for additional information. The Company accrued $0.3 million annually in 2010 and 2009, and $0.2 million in 2008 for the wholesale jurisdiction.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Restricted Cash

In December 2010, the Company incurred obligations relating to the issuance of $50 million of revenue bonds. The proceeds of this issuance are presented as restricted cash on the balance sheet at December 31, 2010. These bonds were redeemed on February 8, 2011. See Note 6 under "Revenue Bonds" for additional information.

Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, at weighted average cost when installed.

Fuel Inventory

Fuel inventory includes the average costs of oil, coal, natural gas, and emissions allowances. Fuel is charged to inventory when purchased and then expensed as used and recovered by the Company through fuel cost recovery rates approved by the Mississippi PSC. Emissions allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in the prices of certain fuel purchases, electricity purchases and sales, and occasionally foreign currency exchange rates. All derivative financial instruments are recognized as either assets or liabilities (included in "Other" or shown separately as "Risk Management Activities") and are measured at fair value. See Note 9 for additional information. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are excluded from the fair value accounting requirements because they qualify for the "normal" scope exception, and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Mississippi PSC approved fuel hedging program as discussed below. This results in the deferral of related gains and losses in OCI or regulatory assets and liabilities, respectively, until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income. See Note 10 for additional information.

The Company does not offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement. Additionally, the Company has no outstanding collateral repayment obligations or rights to reclaim collateral arising from derivative instruments recognized at December 31, 2010.

The Mississippi PSC has approved the Company's request to implement an ECM which, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism, which has been approved by the FERC.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges, and reclassifications for amounts included in net income.

Variable Interest Entities

Effective January 1, 2010, the Company adopted new accounting guidance which modified the consolidation model and expanded disclosures related to variable interest entities (VIE). The primary beneficiary of a VIE is required to consolidate the VIE when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The adoption of this new accounting guidance did not result in the Company consolidating any VIEs that were not already consolidated under previous guidance, nor deconsolidating any VIEs.

The Company is required to provide financing for all costs associated with the mine development and operation under a contract with Liberty Fuels Company, LLC (Liberty Fuels) in conjunction with the construction of the Kemper IGCC. Liberty Fuels qualifies as a VIE for which the Company is the primary beneficiary. As of December 31, 2010, Liberty Fuels did not have a material impact on the financial position and results of operations of the Company.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan covering substantially all employees. This qualified pension plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In December 2010, the Company contributed approximately $43 million to the qualified pension plan. No contributions to the qualified pension plan are expected for the year ending December 31, 2011. The Company also provides certain defined benefit pension plans for a selected group of management and highly compensated employees. Benefits under these non-qualified pension plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The Company funds its other postretirement trusts to the extent required by the FERC. For the year ending December 31, 2011, other postretirement trust contributions are expected to total approximately $0.3 million.

Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations as of the measurement date and the net periodic costs for the pension and other postretirement benefit plans for the following year are presented below. Net periodic benefit costs were calculated in 2007 for the 2008 plan year using a discount rate of 6.30% and an annual salary increase of 3.75%.

	2010	2009	2008
Discount rate:			
Pension plans	**5.51%**	5.92%	6.75%
Other postretirement benefit plans	**5.39**	5.83	6.75
Annual salary increase	**3.84**	4.18	3.75
Long-term return on plan assets:			
Pension plans	**8.75**	8.50	8.50
Other postretirement benefit plans	**7.65**	7.62	7.85

The Company estimates the expected rate of return on pension plan and other postretirement benefit plan assets using a financial model to project the expected return on each current investment portfolio. The analysis projects an expected rate of return on each of seven different asset classes in order to arrive at the expected return on the entire portfolio relying on each trust's target asset allocation and reasonable capital market assumptions. The financial model is based on four key inputs: anticipated returns by asset class (based in part on historical returns), each trust's target asset allocation, an anticipated inflation rate, and the projected impact of a periodic rebalancing of each trust's portfolio.

An additional assumption used in measuring the accumulated other postretirement benefit obligations (APBO) was a weighted average medical care cost trend rate of 8.25% for 2011, decreasing gradually to 5.00% through the year 2019 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the APBO and the service and interest cost components at December 31, 2010 as follows:

	1 Percent Increase	1Percent Decrease
	(in thousands)	
Benefit obligation	$ 5,786	$ 4,930
Service and interest costs	310	264

Pension Plans

The total accumulated benefit obligation for the pension plans was $307 million in 2010 and $289 million in 2009. Changes in the projected benefit obligations and the fair value of plan assets during the plan years ended December 31, 2010 and 2009 were as follows:

	2010	2009
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$309,179**	$266,879
Service cost	**8,300**	6,792
Interest cost	**17,916**	17,577
Benefits paid	**(12,206)**	(11,965)
Plan amendments	**48**	-
Actuarial loss (gain)	**7,078**	29,896
Balance at end of year	**330,315**	309,179
Change in plan assets		
Fair value of plan assets at beginning of year	**218,015**	198,510
Actual return (loss) on plan assets	**33,780**	30,088
Employer contributions	**44,109**	1,382
Benefits paid	**(12,206)**	(11,965)
Fair value of plan assets at end of year	**283,698**	218,015
Accrued liability	**$(46,617)**	$(91,164)

At December 31, 2010, the projected benefit obligations for the qualified and non-qualified pension plans were $305 million and $25 million, respectively. All pension plan assets are related to the qualified pension plan.

Amounts recognized in the balance sheets at December 31, 2010 and 2009 related to the Company's pension plan consist of the following:

	2010	2009
	(in thousands)	
Other regulatory assets, deferred	**$78,130**	$85,357
Other current liabilities	**(1,516)**	(1,484)
Employee benefit obligations	**(45,101)**	(89,680)

Presented below are the amounts included in regulatory assets at December 31, 2010 and 2009 related to the defined benefit pension plans that had not yet been recognized in net periodic pension cost along with the estimated amortization of such amounts for 2011.

	2010	2009	Estimated Amortization in 2011
		(in thousands)	
Prior service cost	**$ 7,879**	$ 9,222	**$ 1,309**
Net (gain) loss	**70,251**	76,135	**1,114**
Other regulatory assets, deferred	**$ 78,130**	$ 85,357	

The changes in the balance of regulatory assets related to the defined benefit pension plans for the years ended December 31, 2010 and 2009 are presented in the following table:

	Regulatory Assets
	(in thousands)
Balance at December 31, 2008	$ 66,602
Net loss	20,872
Change in prior service costs	-
Reclassification adjustments:	
Amortization of prior service costs	(1,578)
Amortization of net gain	(539)
Total reclassification adjustments	(2,117)
Total change	18,755
Balance at December 31, 2009	$ 85,357
Net (gain)	(5,250)
Change in prior service costs	48
Reclassification adjustments:	
Amortization of prior service costs	(1,391)
Amortization of net gain	(634)
Total reclassification adjustments	(2,025)
Total change	(7,227)
Balance at December 31, 2010	$ 78,130

Components of net periodic pension cost were as follows:

	2010	2009	2008
		(in thousands)	
Service cost	**$ 8,300**	$ 6,792	$ 6,846
Interest cost	**17,916**	17,577	15,802
Expected return on plan assets	**(21,451)**	(21,065)	(20,611)
Recognized net (gain) loss	**634**	539	481
Net amortization	**1,391**	1,578	1,668
Net periodic pension cost	**$ 6,790**	$ 5,421	$ 4,186

Net periodic pension cost is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Company has elected to amortize changes in the market value of all plan assets over five years rather than recognize the changes immediately. As a result, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2010, estimated benefit payments were as follows:

	Benefit Payments
	(in thousands)
2011	$13,753
2012	14,847
2013	15,763
2014	16,753
2015	17,691
2016 to 2020	105,208

Other Postretirement Benefits

Changes in the APBO and in the fair value of plan assets during the plan years ended December 31, 2010 and 2009 were as follows:

	2010	2009
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 83,774	$ 84,733
Service cost	1,305	1,328
Interest cost	4,763	5,535
Benefits paid	(4,245)	(4,041)
Actuarial gain	(2,511)	(1,550)
Plan amendments	(1,824)	(2,592)
Retiree drug subsidy	426	361
Balance at end of year	81,688	83,774
Change in plan assets		
Fair value of plan assets at beginning of year	20,292	18,623
Actual return (loss) on plan assets	2,297	2,902
Employer contributions	2,185	2,447
Benefits paid	(3,819)	(3,680)
Fair value of plan assets at end of year	20,955	20,292
Accrued liability	$(60,733)	$(63,482)

Amounts recognized in the balance sheets at December 31, 2010 and 2009 related to the Company's other postretirement benefit plans consist of the following:

	2010	2009
	(in thousands)	
Other regulatory assets, deferred	$ 8,618	$ 14,332
Employee benefit obligations	(60,733)	(63,482)

Presented below are the amounts included in regulatory assets at December 31, 2010 and 2009 related to the other postretirement benefit plans that had not yet been recognized in net periodic other postretirement benefit cost along with the estimated amortization of such amounts for 2011.

	2010	2009	Estimated Amortization in 2011
		(in thousands)	
Prior service cost	$ (2,873)	$ (1,107)	$ (188)
Net (gain) loss	11,092	14,811	234
Transition obligation	399	628	228
Other regulatory assets, deferred	$ 8,618	$ 14,332	

The changes in the balance of regulatory assets related to the other postretirement benefit plans for the plan years ended December 31, 2010 and 2009 are presented in the following table:

	Regulatory Assets
	(in thousands)
Balance at December 31, 2008	$ 20,491
Net gain	(2,648)
Change in prior service costs/transition obligation	(2,592)
Reclassification adjustments:	
Amortization of transition obligation	(307)
Amortization of prior service costs	(51)
Amortization of net gain	(561)
Total reclassification adjustments	(919)
Total change	(6,159)
Balance at December 31, 2009	$ 14,332
Net gain	**(3,316)**
Change in prior service costs/transition obligation	**(1,824)**
Reclassification adjustments:	
Amortization of transition obligation	**(228)**
Amortization of prior service costs	**57**
Amortization of net gain	**(403)**
Total reclassification adjustments	**(574)**
Total change	**(5,714)**
Balance at December 31, 2010	**$ 8,618**

Components of the other postretirement benefit plans' net periodic cost were as follows:

	2010	2009	2008
		(in thousands)	
Service cost	**$ 1,305**	$ 1,328	$ 1,396
Interest cost	**4,763**	5,535	5,199
Expected return on plan assets	**(1,826)**	(1,783)	(1,805)
Net amortization	**574**	919	1,066
Net postretirement cost	**$ 4,816**	$ 5,999	$ 5,856

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act) provides a 28% prescription drug subsidy for Medicare eligible retirees. The effect of the subsidy reduced the Company's expenses for the years ended December 31, 2010, 2009, and 2008 by approximately $1.6 million, $1.7 million, and $1.8 million, respectively, and is expected to have a similar impact on future expenses.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the APBO for the other postretirement benefit plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

	Benefit Payments	**Subsidy Receipts**	**Total**
		(in thousands)	
2011	$ 4,745	$ (489)	$ 4,256
2012	5,098	(556)	4,542
2013	5,544	(614)	4,930
2014	5,861	(686)	5,175
2015	6,214	(751)	5,463
2016 to 2020	33,655	(3,735)	29,920

Benefit Plan Assets

Pension plan and other postretirement benefit plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). In 2009, in determining the optimal asset allocation for the pension fund, the Company performed an extensive study based on projections of both assets and liabilities over a 10-year forward horizon. The primary goal of the study was to maximize plan funded status. The Company's investment policies for both the pension plan and the other postretirement benefit plans cover a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily to gain efficient exposure to the various asset classes and as hedging tools. The Company minimizes the risk of large losses primarily through diversification but also monitors and manages other aspects of risk.

The composition of the Company's pension plan and other postretirement benefit plan assets as of December 31, 2010 and 2009, along with the targeted mix of assets for each plan, is presented below:

	Target	**2010**	2009
Pension plan assets:			
Domestic equity	29%	**29%**	33%
International equity	28	**27**	29
Fixed income	15	**22**	15
Special situations	3	**-**	-
Real estate investments	15	**13**	13
Private equity	10	**9**	10
Total	100%	**100%**	100%
Other postretirement benefit plan assets:			
Domestic equity	23%	**23%**	26%
International equity	22	**22**	22
Fixed income	32	**38**	34
Special situations	3	**-**	-
Real estate investments	12	**10**	10
Private equity	8	**7**	8
Total	100%	**100%**	100%

The investment strategy for plan assets related to the Company's qualified pension plan is to be broadly diversified across major asset classes. The asset allocation is established after consideration of various factors that affect the assets and liabilities of the pension plan including, but not limited to, historical and expected returns, volatility, correlations of asset classes, the current level of assets and liabilities, and the assumed growth in assets and liabilities. Because a significant portion of the liability of the pension plan is long-term in nature, the assets are invested consistent with long-term investment expectations for return and risk. To manage the actual asset class exposures relative to the target asset allocation, the Company employs a formal rebalancing program. As additional risk management, external investment managers and service providers are subject to written guidelines to ensure appropriate and prudent investment practices.

Investment Strategies

Detailed below is a description of the investment strategies for each major asset category for the pension and other postretirement benefit plans disclosed above:

- ***Domestic equity.*** A mix of large and small capitalization stocks with an equal distribution of value and growth attributes, managed both actively and through passive index approaches.
- ***International equity.*** An actively-managed mix of growth stocks and value stocks with both developed and emerging market exposure.
- ***Fixed income.*** A mix of domestic and international bonds.
- ***Special situations.*** Though currently unfunded, established both to execute opportunistic investment strategies with the objectives of diversifying and enhancing returns and exploiting short-term inefficiencies, as well as to invest in promising new strategies of a longer-term nature.
- ***Real estate investments.*** Investments in traditional private-market, equity-oriented investments in real properties (indirectly through pooled funds or partnerships) and in publicly traded real estate securities.

• ***Private equity.*** Investments in private partnerships that invest in private or public securities typically through privately-negotiated and/or structured transactions, including leveraged buyouts, venture capital, and distressed debt.

Benefit Plan Asset Fair Values

Following are the fair value measurements for the pension plan and the other postretirement benefit plan assets as of December 31, 2010 and 2009. The fair values presented are prepared in accordance with applicable accounting standards regarding fair value. For purposes of determining the fair value of the pension plan and other postretirement benefit plan assets and the appropriate level designation, management relies on information provided by the plan's trustee. This information is reviewed and evaluated by management with changes made to the trustee information as appropriate.

Securities for which the activity is observable on an active market or traded exchange are categorized as Level 1. Fixed income securities classified as Level 2 are valued using matrix pricing, a common model utilizing observable inputs. Domestic and international equity securities classified as Level 2 consist of pooled funds where the value is not quoted on an exchange but where the value is determined using observable inputs from the market. Securities that are valued using unobservable inputs are classified as Level 3 and include investments in real estate and investments in limited partnerships. The Company invests (through the pension plan trustee) directly in the limited partnerships which then invest in various types of funds or various private entities within a fund. The fair value of the limited partnerships' investments is based on audited annual capital accounts statements which are generally prepared on a fair value basis. The Company also relies on the fact that, in most instances, the underlying assets held by the limited partnerships are reported at fair value. External investment managers typically send valuations to both the custodian and to the Company within 90 days of quarter end. The custodian reports the most recent value available and adjusts the value for cash flows since the statement date for each respective fund.

The fair values of pension plan assets as of December 31, 2010 and 2009 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases.

	Fair Value Measurements Using			
As of December 31, 2010:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in thousands)		
Assets:				
Domestic equity*	$ 52,553	$21,208	$ 28	$ 73,789
International equity*	53,006	18,377	-	71,383
Fixed income:				
U.S. Treasury, government, and agency bonds	-	12,629	-	12,629
Mortgage- and asset-backed securities	-	10,250	-	10,250
Corporate bonds	-	24,663	85	24,748
Pooled funds	-	8,353	-	8,353
Cash equivalents and other	85	19,849	-	19,934
Special situations	-	-	-	-
Real estate investments	7,645	-	27,976	35,621
Private equity	-	-	26,475	26,475
Total	$113,289	$115,329	$54,564	$283,182
Liabilities:				
Derivatives	(28)	-	-	(28)
Total	$113,261	$115,329	$54,564	$283,154

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

As of December 31, 2009:	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in thousands)		
Assets:				
Domestic equity*	$ 43,279	$17,897	$ -	$ 61,176
International equity*	55,948	5,575	-	61,523
Fixed income:				
U.S. Treasury, government, and agency bonds	-	16,118	-	16,118
Mortgage- and asset-backed securities	-	4,382	-	4,382
Corporate bonds	-	10,803	-	10,803
Pooled funds	-	390	-	390
Cash equivalents and other	108	13,211	-	13,319
Special situations	-	-	-	-
Real estate investments	6,747	-	21,195	27,942
Private equity	-	-	21,498	21,498
Total	$106,082	$68,376	$42,693	$217,151
Liabilities:				
Derivatives	(172)	(43)	-	(215)
Total	$105,910	$68,333	$42,693	$216,936

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the pension plan assets valued using significant unobservable inputs for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009	
	Real Estate Investments	Private Equity	Real Estate Investments	Private Equity
		(in thousands)		
Beginning balance	**$21,195**	**$21,498**	$32,700	$19,092
Actual return on investments:				
Related to investments held at year end	**3,959**	**4,313**	(9,492)	1,322
Related to investments sold during the year	**747**	**747**	(2,516)	387
Total return on investments	**4,706**	**5,060**	(12,008)	1,709
Purchases, sales, and settlements	**2,075**	**(83)**	503	697
Transfers into/out of Level 3	**-**	**-**	-	-
Ending balance	**$27,976**	**$26,475**	$21,195	$21,498

The fair values of other postretirement benefit plan assets as of December 31, 2010 and 2009 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases.

	Fair Value Measurements Using			
As of December 31, 2010:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in thousands)		
Assets:				
Domestic equity*	$3,049	$ 1,230	$ 1	$ 4,280
International equity*	3,076	1,068	-	4,144
Fixed income:				
U.S. Treasury, government, and agency bonds	-	4,632	-	4,632
Mortgage- and asset-backed securities	-	596	-	596
Corporate bonds	-	1,431	-	1,431
Pooled funds	-	485	-	485
Cash equivalents and other	4	1,408	-	1,412
Special situations	-	-	-	-
Real estate investments	442	-	1,625	2,067
Private equity	-	-	1,538	1,538
Total	$6,571	$10,850	$3,164	$20,585

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

As of December 31, 2009:	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in thousands)		
Assets:				
Domestic equity*	$ 3,011	$ 1,245	$ -	$ 4,256
International equity*	3,893	387	-	4,280
Fixed income:				
U.S. Treasury, government, and agency bonds	-	5,155	-	5,155
Mortgage- and asset-backed securities	-	304	-	304
Corporate bonds	-	751	-	751
Pooled funds	-	27	-	27
Cash equivalents and other	8	1,295	-	1,303
Special situations	-	-	-	-
Real estate investments	468	-	1,475	1,943
Private equity	-	-	1,497	1,497
Total	$ 7,380	$ 9,164	$ 2,972	$19,516
Liabilities:				
Derivatives	(12)	(3)	-	(15)
Total	$ 7,368	$ 9,161	$ 2,972	$19,501

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the other postretirement benefit plan assets valued using significant unobservable inputs for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009	
	Real Estate Investments	**Private Equity**	**Real Estate Investments**	**Private Equity**
		(in thousands)		
Beginning balance	**$1,475**	**$1,497**	$2,287	$1,335
Actual return on investments:				
Related to investments held at year end	**29**	**47**	(676)	87
Related to investments sold during the year	**-**	**-**	(171)	28
Total return on investments	**29**	**47**	(847)	115
Purchases, sales, and settlements	**121**	**(6)**	35	47
Transfers into/out of Level 3	**-**	**-**	-	-
Ending balance	**$1,625**	**$1,538**	$ 1,475	$1,497

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides an 85% matching contribution on up to 6% of an employee's base salary. Total matching contributions made to the plan for 2010, 2009, and 2008 were $3.8 million, $3.9 million, and $3.7 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the U.S. In particular, personal injury and other claims for damages caused by alleged exposure to hazardous materials, and common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions, have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

Environmental Matters

New Source Review Actions

In November 1999, the EPA brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. These actions were filed concurrently with the issuance of notices of violation to the Company with respect to the Company's Plant Watson. After Alabama Power was dismissed from the original action, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one facility co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. In early 2000, the EPA filed a motion to amend its complaint to add the Company as a defendant based on the allegations in the notices of violation. However, in March 2001, the court denied the motion based on lack of jurisdiction, and the EPA has not re-filed. The original action, now solely against Georgia Power, has been administratively closed since the spring of 2001, and the case has not been reopened. The separate action against Alabama Power is ongoing.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. In July 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power with respect to its other affected units regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. On September 2, 2010, the EPA dismissed five of its eight remaining claims against Alabama Power, leaving only three claims for summary disposition or trial, including the claim relating to the facility co-owned by the Company. The parties each filed motions for summary judgment on September 30, 2010. The court has set a trial date for October 2011 for any remaining claims.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. The ultimate outcome of this matter cannot be determined at this time.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005 and, in September 2009, the U.S. Court of Appeals for the Second Circuit reversed the district court's ruling, vacating the dismissal of the plaintiffs' claim, and remanding the case to the district court. On December 6, 2010, the U.S. Supreme Court granted the defendants' petition for writ of certiorari. The ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

In February 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2009, the U.S. District Court for the Northern District of California granted the defendants' motions to dismiss the case based on lack of jurisdiction and ruled the claims were barred by the political question doctrine and by the plaintiffs' failure to establish the standard for determining that the defendants' conduct caused the injury alleged. In November 2009, the plaintiffs filed an appeal with the U.S. Court of Appeals for the Ninth Circuit challenging the district court's order dismissing the case. On January 24, 2011, the defendants filed a motion with the U.S. Court of Appeals for the Ninth Circuit to defer scheduling the case pending the decision of the U.S. Supreme Court in the New York case discussed above. The ultimate outcome of this matter cannot be determined at this time.

Other Litigation

Common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas emissions have become more frequent, and, as illustrated by the New York and Kivalina cases, courts have been debating whether private parties and states have standing to bring such claims. In another common law nuisance case, the U.S. District Court for the Southern District of Mississippi dismissed private party claims against certain oil, coal, chemical, and utility companies alleging damages as a result of Hurricane Katrina. The court ruled that the parties lacked standing to bring the claims and the claims were barred by the political question doctrine. In October 2009, the U.S. Court of Appeals for the Fifth Circuit reversed the district court and held that the plaintiffs did have standing to assert their nuisance, trespass, and negligence claims and none of the claims were barred by the political question doctrine. On May 28, 2010, however, the U.S. Court of Appeals for the Fifth Circuit dismissed the plaintiffs' appeal of the case based on procedural grounds, reinstating the district court decision in favor of the defendants. On January 10, 2011, the U.S. Supreme Court denied the plaintiffs' petition to reinstate the appeal. This case is now concluded.

Environmental Remediation

The Company must comply with environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through regulatory mechanisms.

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party at a site in Texas. The site was owned by an electric transformer company that handled the Company's transformers as well as those of many other entities. The site owner is bankrupt and the State of Texas has entered into an agreement with the Company and several other utilities to investigate and remediate the site. Amounts expensed during 2008, 2009, and 2010 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final impact of this matter on the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties. The remediation expenses incurred by the Company are expected to be recovered through the Environmental Compliance Overview (ECO) Plan.

The final outcome of these matters cannot now be determined. However, based on the currently known conditions at these sites and the nature and extent of activities relating to these sites, the Company does not believe that additional liabilities, if any, at these sites would be material to the financial statements.

FERC Matters

In August 2008, the Company filed a request with the FERC for a revised wholesale electric tariff and revised rates. Prior to making this filing, the Company reached a settlement with all of its customers who take service under the tariff. This settlement agreement was filed with the FERC as part of the request. The settlement agreement provided for an increase in annual base wholesale revenues in the amount of $5.8 million, effective January 1, 2009. In addition, the settlement agreement allows the Company to increase its annual accrual for the wholesale portion of property damage to $303,000 per year, to defer any property damage costs prudently incurred in excess of the wholesale property damage reserve balance, and to defer the wholesale portion of the generation screening and evaluation costs associated with the Kemper IGCC. The settlement agreement also provided that the Company will not seek a change in wholesale full-requirements rates before November 1, 2010, except for changes associated with the fuel adjustment clause and the ECM, changes associated with property damages that exceed the amount in the wholesale property damage reserve, and changes associated with costs and expenses associated with environmental requirements affecting fossil fuel generating facilities. In October 2008, the Company received notice that the FERC had accepted the filing effective November 1, 2008, and the revised monthly charges were applied beginning January 1, 2009. As result of the order, the Company reclassified $9.3 million of previously expensed generation screening and evaluation costs to a regulatory asset. See "Integrated Coal Gasification Combined Cycle" herein for additional information.

In October 2010, the Company filed with the FERC a request for revised wholesale electric tariff and rates. Prior to making this filing, the Company reached a settlement with all of its customers who take service under the tariff. This settlement agreement was filed with the FERC as part of the request. The settlement agreement provided for an increase in annual base wholesale revenues in the amount of $4.1 million, effective January 1, 2011. In addition, the settlement agreement allows the Company to implement an emissions allowance cost clause, effective January 1, 2011. The emissions allowance cost clause contains an over and under recovery provision similar to the fuel recovery clause and is projected to collect $6.9 million in 2011. The settlement agreement also provides for collection of $2.8 million of 2010 emissions allowance expense for the period of September 1, 2010 through December 31, 2010 and allows the Company to defer the wholesale portion of the income tax expense associated with the change in taxability of the federal subsidy under the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act of 2010 (together with PPACA, the Acts). On December 7, 2010, the Company received notice that the FERC had accepted the filing effective December 21, 2010. As a result of the FERC acceptance, the $2.8 million of emission allowance revenue is included in the statements of income for 2010. Beginning January 1, 2011, the Company implemented the wholesale emissions allowance cost clause and revised monthly charges for the increase in annual base wholesale revenues.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment and seek compensatory and punitive damages and injunctive relief. Management of the Company believes that it has complied with applicable laws and that the plaintiffs' claims are without merit.

To date, the Company has entered into agreements with plaintiffs in approximately 95% of the actions pending against the Company to clarify the Company's easement rights in the State of Mississippi. These agreements have been approved by the Circuit Courts of Harrison County and Jasper County, Mississippi (First Judicial Circuit), and the related cases have been dismissed. These agreements have not resulted in any material effects on the Company's financial statements.

In addition, in late 2001, certain subsidiaries of Southern Company, including the Company, were named as defendants in a lawsuit brought in Troup County, Georgia, Superior Court by Interstate Fiber Network, Inc., a subsidiary of telecommunications company ITC DeltaCom, Inc. that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. In January 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. On August 24, 2010, the defendants filed a motion to dismiss the suit for lack of prosecution. In January 2011, the court indicated that it intended to deny the defendant's motion to dismiss the claim; however, no written order denying the motion has been entered into the record. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Retail Regulatory Matters

Performance Evaluation Plan

The Company's retail base rates are set under the Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi PSC. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: price, customer satisfaction, and service reliability.

In May 2004, the Mississippi PSC approved the Company's requested changes to PEP, including the use of a forward-looking test year, with appropriate oversight; annual, rather than semi-annual, filings; and certain changes to the performance indicator mechanisms. Rate changes are limited to 4% of retail revenues annually under the revised PEP. PEP will remain in effect until the Mississippi PSC modifies, suspends, or terminates the plan. In the May 2004 order, the Mississippi PSC ordered that the Mississippi Public Utilities Staff and the Company review the operations of the PEP in 2007. By mutual agreement, this review was deferred until 2008 and continued into 2009. In March 2009, concurrent with this review, the annual PEP evaluation filing for 2009 was suspended. In August 2009, the Mississippi Public Utilities Staff and the Company filed a joint report with the Mississippi PSC proposing several changes to the PEP. In November 2009, the Mississippi PSC approved the revised PEP, which resulted in a lower performance incentive under the PEP and therefore smaller and/or less frequent rate changes in the future. In November 2009, the Company resumed annual evaluations and filed its annual PEP filing for 2010 under the revised PEP, which resulted in a lower allowed return on investment but no rate change. On November 15, 2010, the Company filed its annual PEP filing for 2011 under the revised PEP, which indicated a rate increase of 1.936%, or $16.1 million annually. On January 10, 2011, the Mississippi Public Utilities Staff contested the filing. Under the revised PEP, the review of the annual PEP filing must be concluded by the first billing cycle in April 2011. The ultimate outcome of this matter cannot be determined at this time.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability-related maintenance costs beginning January 1, 2007 and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2010, the Company had a balance of the deferred retail portion of $2.4 million included in current assets as other regulatory assets.

In December 2007, the Company submitted its annual PEP filing for 2008, which resulted in a rate increase of 1.983% or $15.5 million annually, effective January 2008.

In December 2007, the Company received an order from the Mississippi PSC requiring it to defer $1.4 million associated with the retail portion of certain tax credits and adjustments related to permanent differences pertaining to its 2006 income tax returns filed in September 2007. These tax differences were recorded in a regulatory liability included in the current portion of other regulatory liabilities and were amortized ratably over the 12-month period beginning January 2008. The amortization of $1.4 million is included in income taxes on the statement of income for 2008.

On March 15, 2010, the Company submitted its annual PEP lookback filing for 2009, which recommended no surcharge or refund. On October 26, 2010, the Company and the Mississippi Public Utilities Staff agreed and stipulated that no surcharge or refund is required. On November 2, 2010, the Mississippi PSC accepted the stipulation. On or before March 15, 2011, the Company will submit its annual PEP lookback filing for 2010. The ultimate outcome of this matter cannot now be determined.

System Restoration Rider

The Company is required to make annual SRR filings to determine the revenue requirement associated with the property damage. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. The Mississippi PSC periodically agrees on SRR revenue levels that are developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information. The applicable SRR rate level will be adjusted every three years, unless a significant change in circumstances occurs such that the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deems that a more frequent change would be appropriate. The Company will submit annual filings setting forth SRR-related revenues, expenses, and investment for the projected filing period, as well as the true-up for the prior period. As a result of the Mississippi PSC establishing the current SRR calculation in January 2009, the December 2008 retail regulatory liability of $6.8 million was reclassified to the property damage reserve.

In February 2009, the Company submitted its 2009 SRR rate filing with the Mississippi PSC, which proposed that the 2009 SRR rate level remain at zero and the Company be allowed to accrue approximately $4.0 million to the property damage reserve in 2009. In September 2009, the Mississippi PSC issued an order requiring the Company to develop SRR factors designed to reduce SRR revenue by approximately $1.5 million from November 2009 to March 2010 under the new rate. On January 29, 2010, the Company submitted its 2010 SRR rate filing with the Mississippi PSC, which allowed the Company to accrue $3.1 million to the property damage reserve in 2010. On January 31, 2011, the Company submitted its 2011 SRR rate filing with the Mississippi PSC, which proposed that the Company be allowed to accrue approximately $3.6 million to the property damage reserve in 2011. The ultimate outcome of this matter cannot be determined at this time.

Environmental Compliance Overview Plan

On February 14, 2011, the Company submitted its 2011 ECO Plan notice which proposed an immaterial decrease in annual revenues for the Company. In addition, the Company proposed to change the ECO Plan collection period to more appropriately match ECO revenues with ECO expenditures. The ultimate outcome of this matter cannot be determined at this time.

On February 12, 2010, the Company submitted its 2010 ECO Plan notice which proposed an increase in annual revenues for the Company of approximately $3.9 million. Due to changes in ECO Plan cost projections, on August 20, 2010, the Company submitted a revised 2010 ECO Plan which reduced the requested increase in annual revenues to $1.7 million. In its 2010 ECO Plan filing, the Company proposed to change the true-up provision of the ECO Plan rate schedule to consider actual revenues collected in addition to actual costs. Hearings on the 2010 ECO Plan were held with the Mississippi PSC on October 5, 2010. On October 25, 2010, the Mississippi PSC held a public meeting to discuss the 2010 ECO Plan and issued an order approving the revised 2010 ECO Plan with the new rates effective in November 2010. The Company and the Mississippi Public Utilities Staff jointly agreed to defer the decision on the change in the true-up provision of the ECO Plan rate schedule. As a result of the change in the collection period requested in the Company's 2011 ECO filing, the Company has decided not to pursue the change in the true-up provision.

In February 2009, the Company submitted its 2009 ECO Plan notice which proposed an increase in annual revenues for the Company of approximately $1.5 million. In June 2009, the Mississippi PSC approved the ECO Plan with the new rates effective June 2009. In February 2008, the Company filed with the Mississippi PSC its annual ECO Plan evaluation for 2008. After the filing of the ECO Plan evaluation in February 2008, the regulations addressing mercury emissions were altered by a decision issued by the U.S. Court of Appeals for the District of Columbia Circuit in February 2008. In April 2008, the Company filed with the Mississippi PSC a supplemental ECO Plan evaluation in which the projects included in the ECO Plan evaluation in February 2008 being undertaken primarily for mercury control were removed. In this supplemental ECO Plan filing, the Company requested a 15 cent per 1,000 kilowatt-hour decrease for retail residential customers. The Mississippi PSC approved the supplemental ECO Plan evaluation in June 2008, with the new rates effective in June 2008.

On July 22, 2010, the Company filed a request for a certificate of public convenience and necessity to construct a flue gas desulfurization system on Plant Daniel Units 1 and 2. These units are jointly owned by the Company and Gulf Power, with 50% ownership, respectively. The estimated total cost of the project is approximately $625 million. The project is scheduled for completion in the fourth quarter 2014. The Company's portion of the cost, if approved by the Mississippi PSC, is expected to be recovered through the ECO Plan. Hearings on the certificate request were held by the Mississippi PSC on January 25, 2011 with a final order expected by February 28, 2011. The ultimate outcome of this matter cannot be determined at this time.

Fuel Cost Recovery

The Company establishes, annually, a retail fuel cost recovery factor that is approved by the Mississippi PSC. The Company is required to file for an adjustment to the retail fuel cost recovery factor annually; such filing occurred on November 15, 2010. The Mississippi PSC approved the retail fuel cost recovery factor on December 7, 2010, with the new rates effective in January 2011. The retail fuel cost recovery factor will result in an annual decrease in an amount equal to 5.0% of total 2010 retail revenue. At December 31, 2010, the amount of over recovered retail fuel cost included in the balance sheets was $55.2 million compared to $29.4 million at

December 31, 2009. The Company also has a wholesale Municipal and Rural Associations (MRA) and a Market Based (MB) fuel cost recovery factor. Effective January 1, 2011, the wholesale MRA fuel rate decreased, resulting in an annual decrease in an amount equal to 3.5% of total 2010 MRA revenue. Effective February 1, 2011, the wholesale MB fuel rate decreased, resulting in an annual decrease in an amount equal to 7.0% of total 2010 MB revenue. At December 31, 2010, the amount of over recovered wholesale MRA and MB fuel costs included in the balance sheets was $17.5 million and $4.4 million compared to $16.8 million and $2.4 million, respectively, at December 31, 2009. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this decrease to the billing factor will have no significant effect on the Company's revenues or net income, but will decrease annual cash flow.

In October 2010, the Mississippi PSC engaged an independent professional audit firm to conduct an audit of the Company's fuel-related expenditures included in the retail fuel adjustment clause and ECM for 2010. The audit is scheduled to be completed in 2011. The ultimate outcome of this matter cannot be determined at this time. A similar audit was conducted beginning in August 2009 for the years 2009 and 2008. The audit was completed in December 2009 with no audit findings.

In October 2008, the Mississippi PSC opened a docket to investigate and review interest and carrying charges under the fuel adjustment clause for utilities within the State of Mississippi including the Company. In March 2009, the Mississippi PSC issued an order to apply the prime rate in calculating the carrying costs on the retail over or under recovery balances related to fuel cost recovery. In May 2009, the Company filed the carrying cost calculation methodology as part of its compliance filing.

Storm Damage Cost Recovery

In August 2005, Hurricane Katrina hit the Gulf Coast of the U.S. and caused significant damage within the Company's service area. The estimated total storm restoration costs relating to Hurricane Katrina through December 31, 2007 of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million, was affirmed by the Mississippi PSC in June 2006, and the Company was ordered to establish a regulatory asset for the retail portion. The Mississippi PSC issued an order directing the Company to file an application with the MDA for a Community Development Block Grant (CDBG). In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million, which was allocated to both the retail and wholesale jurisdictions. In the same month, the Mississippi PSC issued a financing order that authorized the issuance of system restoration bonds for the remaining $25.2 million of the retail portion of storm recovery costs not covered by the CDBG. These funds were received in June 2007. The Company affirmed the $302.4 million total storm costs incurred as of December 31, 2007. In March 2009, the Company filed with the Mississippi PSC its final accounting of the restoration cost relating to Hurricane Katrina and the storm operations center. The final net retail receivable of approximately $3.2 million is expected to be recovered in 2011.

Income Tax Matters

Tax Method of Accounting for Repairs

The Company submitted a change in the tax accounting method for repair costs associated with the Company's generation, transmission, and distribution systems with the filing of the 2009 federal income tax return in September 2010. The new tax method resulted in net positive cash flow in 2010 of approximately $4.7 million for the Company. Although Internal Revenue Service (IRS) approval of this change is considered automatic, the amount claimed is subject to review because the IRS will be issuing final guidance on this matter. Currently, the IRS is working with the utility industry in an effort to resolve this matter in a consistent manner for all utilities. Due to uncertainty concerning the ultimate resolution of this matter, an unrecognized tax benefit has been recorded for the change in the tax accounting method for repair costs. See Note 5 under "Unrecognized Tax Benefits" for additional information. The ultimate outcome of this matter cannot be determined at this time.

Integrated Coal Gasification Combined Cycle

In January 2009, the Company filed for a Certificate of Public Convenience and Necessity (CPCN) with the Mississippi PSC to allow the acquisition, construction, and operation of the IGCC project located in Kemper County, Mississippi. The Kemper IGCC would utilize an IGCC technology with an output capacity of 582 megawatts (MWs). The estimated cost of the plant is $2.4 billion, net of $245 million of grants awarded to the project by the DOE under the CCPI2. The plant will use locally mined lignite (an abundant, lower heating value coal) from a proposed mine adjacent to the plant as fuel. In conjunction with the plant, the Company will own a lignite mine and equipment and will acquire mineral reserves located around the plant site in Kemper County. The estimated capital cost of the mine is approximately $214 million. On May 27, 2010, the Company executed a 40-year management fee contract with

Liberty Fuels Company, LLC, a subsidiary of The North American Coal Corporation, which will develop, construct, and manage the mining operations. The agreement is effective June 1, 2010 through the end of the mine reclamation. The plant, subject to federal and state reviews and certain regulatory approvals, is expected to begin commercial operation in May 2014. As part of its filing, the Company requested certain rate recovery treatment in accordance with the State of Mississippi Baseload Act of 2008 (Baseload Act).

Beginning in December 2006, the Mississippi PSC approved the Company's requested accounting treatment to defer the costs associated with the Company's generation resource planning, evaluation, and screening activities as a regulatory asset. In April 2009, the Company received an accounting order from the Mississippi PSC directing the Company to continue to charge all generation resource planning, evaluation, and screening costs to regulatory assets including those costs associated with activities to obtain a CPCN and costs necessary and prudent to preserve the availability, economic viability, and/or required schedule of the Kemper IGCC generation resource planning, evaluation, and screening activities until the Mississippi PSC makes findings and determination as to the recovery of the Company's prudent expenditures.

In June 2009, the Mississippi PSC issued an order initiating an evaluation of the Company's CPCN petition and established a two-phase procedural schedule to evaluate the need for and the resources and cost of the new generating capacity separately. In November 2009, the Mississippi PSC issued an order that found the Company had demonstrated a need for additional capacity of approximately 304 MWs to 1,276 MWs based on an analysis of expected load forecasts, costs, and anticipated retirements. Hearings related to the appropriate resource to meet that need as well as cost recovery of that resource through application of the Baseload Act were held in February 2010.

On April 29, 2010, the Mississippi PSC issued an order finding that the Company's application to acquire, construct, and operate the plant did not satisfy the requirement of public convenience and necessity in the form that the project and the related cost recovery were originally proposed by the Company, unless the Company accepted certain conditions on the issuance of the CPCN, including a cost cap of approximately \$2.4 billion. The April 2010 order also approved recovery of \$46 million out of \$50.5 million in prudent pre-construction costs incurred through March 2009. The remaining \$4.5 million is associated with overhead costs and variable pay of SCS, which were recommended for exclusion from pre-construction costs by a consultant hired by the Mississippi Public Utilities Staff. An additional \$3.5 million was incurred for costs of this type from March 2009 through May 2010. The remaining \$4.5 million, as well as additional pre-construction amounts incurred during the generation screening and evaluation process through May 2010, will be reviewed and addressed in a future proceeding.

On May 10, 2010, the Company filed a motion in response to the April 29, 2010 order of the Mississippi PSC relating to the Kemper IGCC, or in the alternative, for alteration or rehearing of such order.

On May 26, 2010, the Mississippi PSC issued an order revising its findings from the April 29, 2010 order. Among other things, the Mississippi PSC's May 26, 2010 order (1) approved an alternate construction cost cap of up to \$2.88 billion (and any amounts that fall within specified exemptions from the cost cap; such exemptions include the costs of the lignite mine and equipment and the carbon dioxide pipeline facilities), subject to determinations by the Mississippi PSC that such costs in excess of \$2.4 billion are prudent and required by the public convenience and necessity; (2) provided for the establishment of operational cost and revenue parameters based upon assumptions in the Company's proposal; and (3) approved financing cost recovery on construction work in progress (CWIP) balances under the Baseload Act, which provides for the accrual of AFUDC in 2010 and 2011 and recovery of financing costs on 100% of CWIP in 2012, 2013, and through May 1, 2014 (provided that the amount of CWIP allowed is (i) reduced by the amount of state and federal government construction cost incentives received by the Company in excess of \$296 million to the extent that such amount increases cash flow for the pertinent regulatory period and (ii) justified by a showing that such CWIP allowance will benefit customers over the life of the plant). The Mississippi PSC order established periodic prudence reviews during the annual CWIP review process. More frequent prudence determinations may be requested at a later time. On May 27, 2010, the Company filed a motion with the Mississippi PSC accepting the conditions contained in the order. On June 3, 2010, the Mississippi PSC issued the final certificate order which granted the Company's motion and issued the CPCN authorizing acquisition, construction, and operation of the plant. As of May 31, 2010, construction related screening costs of \$116.2 million were reclassified to CWIP while the non-capital related costs of \$11.2 million and \$0.6 million were classified in other regulatory assets and other deferred charges, respectively, and \$1.0 million was previously expensed.

Pursuant to the Mississippi PSC's order granting the CPCN for the Kemper IGCC, the Mississippi PSC and Mississippi Public Utilities Staff has hired various consultants to assist both organizations in monitoring the construction of the plant.

On June 17, 2010, the Mississippi Chapter of the Sierra Club (Sierra Club) filed an appeal of the Mississippi PSC's June 3, 2010 decision to grant the CPCN for the plant with the Chancery Court of Harrison County, Mississippi (Chancery Court). Subsequently, on July 6, 2010, the Sierra Club also filed an appeal directly with the Mississippi Supreme Court. On July 20, 2010, the Chancery Court issued a stay of the proceeding pending the resolution of the jurisdictional issues raised in a motion filed by the Company on July 16, 2010 to confirm jurisdiction in the Mississippi Supreme Court. On October 7, 2010, the Mississippi Supreme Court denied the Company's motion and dismissed the Sierra Club's direct appeal. The appeal will now proceed in the Chancery Court. On December 22, 2010, the Chancery Court denied the Company's motion to dismiss. A decision on the Sierra Club's appeal from the Chancery court is expected in March 2011.

On November 12, 2010, the Company filed a petition with the Mississippi PSC requesting an accounting order that would establish regulatory assets for certain non-capital costs related to the Kemper IGCC. In its petition, the Company outlined three categories of non-capital, plant-related costs that it proposed to defer in a regulatory asset until construction is complete and a cost recovery mechanism is established for the plant: (1) regulatory costs; (2) costs of executing non-construction contracts; and (3) other project-related costs not permitted to be capitalized.

The Company filed an application in June 2006 with the U.S. Department of Energy (DOE) for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The DOE subsequently certified the plant, and in November 2006, the IRS allocated Internal Revenue Code Section 48A tax credits (Phase I) of $133 million to the Company. In May 2009, the Company received notification from the IRS formally certifying these tax credits. In addition, the Company filed an application in November 2009 with the DOE and in December 2009 with the IRS for certain tax credits (Phase II) available to projects using advanced coal technologies under the Energy Improvement and Extension Act of 2008. The DOE subsequently certified the Kemper IGCC, and on April 30, 2010, the IRS allocated $279 million of Phase II tax credits under Section 48A of the Internal Revenue Code to the Company. On September 30, 2010, the Company and the IRS executed the closing agreement for the Phase II tax credits. The Company has secured all environmental reviews and permits necessary to commence construction of the plant and has entered into a binding contract for the steam turbine generator, completing two milestone requirements for these credits. The utilization of Phase I and Phase II credits are dependent upon meeting the IRS certification requirements, including an in-service date no later than May 2014 for the Phase I credits. In order to remain eligible for the Phase II tax credits, the Company plans to capture and sequester (via enhanced oil recovery) at least 65% of the carbon dioxide produced by the plant during operations in accordance with the recapture rules for Section 48A investment tax credits. Through December 31, 2010, the Company received tax benefits of $21.9 million for these tax credits.

In February 2008, the Company requested that the DOE transfer the remaining funds previously granted under the CCPI2 from a cancelled IGCC project of one of Southern Company's subsidiaries that would have been located in Orlando, Florida. In December 2008, an agreement was reached to assign the remaining funds ($270 million) to the Kemper IGCC. On August 19, 2010, the National Environmental Policy Act (NEPA) Record of Decision (ROD) by the DOE for the CCPI2 grants was noted in the Federal Register. The NEPA ROD and its accompanying final environmental impact statement were the final major hurdles necessary for the Company to receive grant funds of $245 million during the construction of the plant and $25 million during the initial operation of the plant. As of December 31, 2010, the Company has received $23.1 million and billed an additional $9.5 million associated with this grant.

In April 2009, the Governor of the State of Mississippi signed into law a bill that will provide an ad valorem tax exemption for a portion of the assessed value of all property utilized in certain electric generating facilities with integrated gasification process facilities. This tax exemption, which may not exceed 50% of the total value of the project, is for projects with a capital investment from private sources of $1 billion or more. The Company expects the Kemper IGCC, including the gasification portion, to be a qualifying project under the law.

On July 27, 2010, the Company and South Mississippi Electric Power Association (SMEPA) entered into an Asset Purchase Agreement whereby SMEPA will purchase an undivided 17.5% interest in the plant. The closing of this transaction is conditioned upon execution of a joint ownership and operating agreement, receipt of all construction permits, appropriate regulatory approvals, financing, and other conditions. On December 2, 2010, the Company and SMEPA filed a Joint Petition with the Mississippi PSC requesting regulatory approval for SMEPA's 17.5% ownership of the Kemper IGCC.

On March 9, 2010, the Mississippi Department of Environmental Quality issued the PSD air permit modification for the plant, which modifies the original PSD air permit issued in October 2008. The Sierra Club has requested a formal evidentiary hearing regarding the issuance of the modified permit.

As of December 31, 2010, the Company had spent a total of $255.1 million on the plant, including regulatory filing costs. Of this total, $207.6 million was included in CWIP (net of $32.7 million of CCPI2 grant funds), $12.3 million was recorded in other regulatory assets, $1.5 million was recorded in other deferred charges and assets, and $1.0 million was previously expensed.

The ultimate outcome of these matters cannot be determined at this time.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own, as tenants in common, Units 1 and 2 (total capacity of 500 MWs) at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power, own as tenants in common, Units 1 and 2 (total capacity of 1,000 MWs) at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2010, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Percent Ownership	Gross Investment	Accumulated Depreciation
		(in thousands)	
Greene County			
Units 1 and 2	40%	$ 87,326	$ 45,101
Daniel			
Units 1 and 2	50%	$280,885	$ 140,029

The Company's proportionate share of plant operating expenses is included in the statements of income and the Company is responsible for providing its own financing.

5. INCOME TAXES

Southern Company files a consolidated federal income tax return and combined state income tax returns for the States of Alabama, Georgia, and Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if it filed a separate income tax return. In accordance with IRS regulations, each company is jointly and severally liable for the tax liability.

Current and Deferred Income Taxes

Details of the income tax provisions are as follows:

	2010	2009	2008
		(in thousands)	
Federal –			
Current	**$ 5,399**	$77,619	$20,834
Deferred	**35,367**	(32,980)	22,054
	40,766	44,639	42,888
State –			
Current	**3,319**	12,444	2,675
Deferred	**2,190**	(6,869)	2,786
	5,509	5,575	5,461
Total	**$46,275**	$50,214	$48,349

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2010	2009
	(in thousands)	
Deferred tax liabilities –		
Accelerated depreciation	**$321,918**	$279,683
Basis differences	**1,499**	19,730
Energy cost management clause under recovered	**10,216**	25,232
Regulatory assets associated with asset retirement obligations	**7,338**	6,876
Regulatory assets associated with employee benefit obligations	**35,021**	43,535
Regulatory assets associated with the Kemper IGCC	**4,640**	-
OCI	**1**	-
Other	**40,416**	21,679
Total	**421,049**	396,735
Deferred tax assets –		
Federal effect of state deferred taxes	**11,323**	8,979
Fuel clause over recovered	**39,779**	44,009
Other property basis differences	**3,013**	7,367
Pension and other benefits	**53,213**	64,553
Property insurance	**23,880**	22,365
Unbilled fuel	**16,703**	12,194
Long-term service agreement	**4,740**	21,317
Asset retirement obligations	**7,338**	6,876
Other	**21,614**	18,246
Total	**181,603**	205,906
Total deferred tax liabilities, net	**239,446**	190,829
Portion included in (accrued) prepaid income taxes, net	**42,521**	32,237
Accumulated deferred income taxes	**$281,967**	$223,066

At December 31, 2010, the tax-related regulatory assets and liabilities were $19.2 million and $13.2 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years, to deferred taxes previously recognized at rates lower than the current enacted tax law, and to taxes applicable to capitalized interest. In 2010, the Company deferred $5.5 million as a regulatory asset related to the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (together, the Acts). The Acts eliminated the deductibility of health care costs that are covered by federal Medicare subsidy payments. The Company will amortize the regulatory asset to income tax expense over 10 years beginning January 1, 2011, as approved by the Mississippi PSC for the retail portion and over five years for the wholesale portion, as approved by the FERC. These liabilities are attributable to deferred taxes previously recognized at rates higher than the current enacted tax law and to unamortized investment tax credits.

In accordance with regulatory requirements, deferred investment tax credits are amortized over the life of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $1.3 million, $1.2 million, and $1.2 million for 2010, 2009, and 2008, respectively. At December 31, 2010, all investment tax credits available to reduce federal income taxes payable had been utilized. In 2010, the Company began recognizing investment tax credits associated with the construction expenditures related to the Kemper IGCC. At December 31, 2010, the Company had $22.2 million in unamortized investment tax credits associated with this facility.

On September 27, 2010, the Small Business Jobs and Credit Act of 2010 (SBJCA) was signed into law. The SBJCA includes an extension of the 50% bonus depreciation for certain property acquired and placed in service in 2010 (and for certain long-term construction projects to be placed in service in 2011). Additionally, on December 17, 2010, the Tax Relief, Unemployment Insurance

Reauthorization, and Job Creation Act (Tax Relief Act) was signed into law. Major tax incentives in the Tax Relief Act include 100% bonus depreciation for property placed in service after September 8, 2010 and through 2011 (and for certain long-term construction projects to be placed in service in 2012) and 50% bonus depreciation for property placed in service in 2012 (and for certain long-term construction projects to be placed in service in 2013). The application of the bonus depreciation provisions in these acts in 2010 significantly increased deferred tax liabilities related to accelerated depreciation.

Effective Tax Rate

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	2010	2009	2008
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**2.8**	2.7	2.6
Non-deductible book depreciation	**0.3**	0.3	0.3
Medicare subsidy	**(0.2)**	(0.4)	(0.5)
Amortization of permanent tax items[a]	**0.0**	0.0	(0.7)
AFUDC-equity	**(1.0)**	(0.1)	0.0
Other	**(0.8)**	(0.8)	(1.2)
Effective income tax rate	**36.1%**	36.7%	35.5%

[a]Amortization of Regulatory Liability Tax Credits. See Note 3 under "Retail Regulatory Matters - Performance Evaluation Plan."

The Company's 2010 effective tax rate decreased from 2009 primarily due to the increase in AFUDC equity related to increased construction expenditures.

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in Section 199 of the Internal Revenue Code (production activities deduction). The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010. For 2008 and 2009, a 6% reduction was available to the Company. Thereafter, the allowed rate is 9%; however, due to increased tax deductions from bonus depreciation and pension contributions there was no domestic production deduction available to the Company for 2010.

Unrecognized Tax Benefits

For 2010, the total amount of unrecognized tax benefits increased by $1.3 million, resulting in a balance of $4.3 million as of December 31, 2010.

Changes during the year in unrecognized tax benefits were as follows:

	2010	2009	2008
		(in thousands)	
Unrecognized tax benefits at beginning of year	**$3,026**	$1,772	$ 935
Tax positions from current periods	**868**	1,309	653
Tax positions from prior periods	**611**	(55)	265
Reductions due to settlements	**-**	-	(81)
Reductions due to expired statute of limitations	**(217)**	-	-
Balance at end of year	**$4,288**	$3,026	$1,772

The tax positions increase from current periods relate primarily to miscellaneous uncertain tax positions. The tax positions increase from prior periods relates primarily to the tax accounting method change for repairs and other miscellaneous uncertain tax positions. See Note 3 under "Income Tax Matters" for additional information.

The impact on the Company's effective tax rate, if recognized, is as follows:

	2010	2009	2008
		(in thousands)	
Tax positions impacting the effective tax rate	**$3,058**	$3,026	$1,772
Tax positions not impacting the effective tax rate	**1,230**	-	-
Balance of unrecognized tax benefits	**$4,288**	$3,026	$1,772

The tax positions impacting the effective tax rate primarily relate to the production activities deduction tax position and other miscellaneous uncertain tax positions. The tax positions not impacting the effective tax rate relate to the timing difference associated with the tax accounting method change for repairs. These amounts are presented on a gross basis without considering the related federal or state income tax impact. See Note 3 under "Income Tax Matters" for additional information.

Accrued interest for unrecognized tax benefits was as follows:

	2010	2009	2008
		(in thousands)	
Interest accrued at beginning of year	**$230**	$203	$106
Interest reclassified due to settlements	**-**	-	(17)
Interest accrued during the year	**183**	27	114
Balance at end of year	**$413**	$230	$203

The Company classifies interest on tax uncertainties as interest expense. The Company did not accrue any penalties on uncertain tax positions.

It is reasonably possible that the amount of the unrecognized tax benefits associated with a majority of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. The possible conclusion or settlement of state audits could impact the balances significantly. At this time, an estimate of the range of reasonably possible outcomes cannot be determined.

The IRS has audited and closed all tax returns prior to 2007. The audits for the state returns have either been concluded, or the statute of limitations has expired, for years prior to 2006.

6. FINANCING

Bank Term Loans

In September 2010, the Company entered into a one-year $125 million aggregate principal amount long-term floating rate bank loan that bears interest based on the one-month London Interbank Offered Rate (LIBOR). The proceeds of this loan were used to repay maturing long-term and short-term indebtedness and for other general corporate purposes, including the Company's continuous construction program. In 2008, the Company borrowed $80 million under a three-year term loan agreement that matures in March 2011. The proceeds were used for general corporate purposes, including the Company's continuous construction program.

Senior Notes

In March 2009, the Company issued $125 million of Series 2009A 5.55% Senior Notes due March 1, 2019. Proceeds were used to repay at maturity the Company's $40.0 million aggregate principal amount of Series F Floating Rate Senior Notes due March 9, 2009, to repay a portion of its short-term indebtedness and for general corporate purposes, including the Company's continuous construction program. The Company had a total of $330 million of senior notes outstanding at December 31, 2010 and 2009.

Revenue Bonds

In December 2010, the Company incurred obligations relating to the issuance of $100 million of revenue bonds in two series, each of which is due December 1, 2040. The first series of $50 million was issued with an initial fixed rate of 2.25% through January 14, 2013 and the second series of $50 million was issued with a floating rate. Proceeds from the second series bonds were classified as restricted cash at December 31, 2010 and these bonds were redeemed on February 8, 2011. The proceeds from the first series bonds were used to finance the acquisition and construction of buildings and immovable equipment in connection with the Company's construction of the Kemper IGCC.

Securities Due Within One Year

At December 31, 2010 and 2009, the Company had scheduled maturities of capital leases due within one year of $1.4 million and $1.3 million, respectively. At December 31, 2010, the Company had planned the redemption of the second series revenue bonds issued in December 2010 in the amount of $50.0 million for February 2011. In addition, a long term bank loan of $80 million matures in March 2011 and a $125.0 million term loan matures in September 2011.

Maturities through 2013 applicable to total long-term debt are as follows: $256.4 million in 2011; $0.6 million in 2012; and $50.0 million in 2013. There are no scheduled maturities in 2014 and 2015.

Pollution Control Revenue Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for the authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2010 and 2009 was $82.7 million. In September 2008, the Company was required to purchase a total of approximately $7.9 million of variable rate pollution control revenue bonds that were tendered by investors. In December 2008, the bonds were successfully remarketed. On the statement of cash flow for 2008, the $7.9 million is presented as proceeds and redemptions.

Outstanding Classes of Capital Stock

The Company currently has preferred stock (including depositary shares which represent one-fourth of a share of preferred stock) and common stock authorized and outstanding. The preferred stock of the Company contains a feature that allows the holders to elect a majority of the Company's board of directors if dividends are not paid for four consecutive quarters. Because such a potential redemption-triggering event is not solely within the control of the Company, this preferred stock is presented as "Cumulative Redeemable Preferred Stock" in a manner consistent with temporary equity under applicable accounting standards. The Company's preferred stock and depositary preferred stock, without preference between classes, rank senior to the Company's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Certain series of the preferred stock and depositary preferred stock are subject to redemption at the option of the Company on or after a specified date (typically five or 10 years after the date of issuance) at a redemption price equal to 100% of the liquidation amount of the stock.

Dividend Restrictions

The Company can only pay dividends to Southern Company out of retained earnings or paid-in-capital.

Bank Credit Arrangements

At the beginning of 2011, the Company had total unused committed credit agreements with banks of $161 million, all of which expire in 2011. Approximately $41 million of the facilities contain two-year term loan options and $65 million contain one-year term loan options. The Company expects to renew its credit facilities, as needed, prior to expiration.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees average less than 3/8 of 1% for the Company. Compensating balances are not legally restricted from withdrawal.

The credit arrangements contain covenants that limit the ratio of indebtedness to capitalization (each as defined in the arrangements) to 65%. For purposes of these definitions, indebtedness excludes long-term debt payable to affiliated trusts and, in certain cases, other hybrid securities.

In addition, the credit arrangements contain cross default provisions that would trigger an event of default if the Company defaulted on other indebtedness above a specified threshold. At December 31, 2010, the Company was in compliance with all such covenants. None of the arrangements contain material adverse change clauses at the time of borrowing.

This $161 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. At December 31, 2010 and 2009, the Company had no commercial paper outstanding. The credit arrangements also provide support to the Company's variable rate tax-exempt bonds totaling $90.1 million. Subsequent to December 31, 2010, $50.0 million of revenue bonds were redeemed on February 8, 2011, reducing liquidity support to $40.1 million.

During 2010, the maximum amount outstanding for commercial paper was $63.0 million and the average amount outstanding was $12.0 million. During 2009, the maximum amount outstanding for commercial paper was $66.7 million and the average amount outstanding was $15.9 million. The weighted average annual interest rate on commercial paper was 0.3% for 2010 and 0.3% for 2009.

7. COMMITMENTS

Construction Program

The construction program of the Company is currently estimated to include a base level investment of $818 million in 2011, $1.0 billion in 2012, and $878 million in 2013. Included in these estimated amounts are expenditures related to the Kemper IGCC of $665 million, $813 million, and $616 million in 2011, 2012, and 2013, respectively, which are net of SMEPA's 17.5% expected ownership share of the Kemper IGCC of approximately $354 million and $91 million in 2012 and 2013, respectively. Also included in these estimated amounts are environmental expenditures to comply with existing statutes and regulations of $45 million, $94 million, and $127 million for 2011, 2012, and 2013, respectively. The construction program is subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; changes in load projections; storm impacts; changes in environmental statutes and regulations; changes in generating plants, including unit retirements and replacements, to meet new regulatory requirements; changes in FERC rules and regulations; Mississippi PSC approvals; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. At December 31, 2010, significant purchase commitments were outstanding in connection with the ongoing construction program. Capital improvements to generating, transmission, and distribution facilities, including those to meet environmental standards, will continue. See Note 3 under "Integrated Coal Gasification Combined Cycle" for additional information.

Long-Term Service Agreements

The Company has entered into a long-term service agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the leased combined cycle units at Plant Daniel. The LTSA provides that GE will cover all planned inspections on the covered equipment, which generally includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to limits and scope specified in the LTSA.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE under the LTSA, which are subject to price escalation, are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $12.6 million, $13.3 million, and $9.4 million for 2010, 2009, and 2008, respectively, which is included in other operations and maintenance expense in the statements of income. Remaining payments to GE under the LTSA are currently estimated to total $106.7 million over the next nine years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with Alstom Power, Inc. for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that Alstom Power, Inc. will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. Alstom Power, Inc is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the LTSA.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to Alstom Power, Inc., which are subject to price escalation, are made at various intervals based on actual operating hours of the unit. Payments to Alstom Power, Inc. under the LTSA are currently estimated to total $17.9 million over the remaining term of the LTSA, which is approximately seven years. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to Alstom Power, Inc. under the LTSA prior to the performance of any planned maintenance are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed. After the LTSA expires, the Company expects to replace it with a new contract with similar terms.

Fuel Commitments

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fossil fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide and nitrogen oxide emissions allowances. Natural gas purchase commitments contain fixed volumes with prices based on various indices at the time of delivery; amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2010.

Total estimated minimum long-term commitments at December 31, 2010 were as follows:

	Commitments	
	Natural Gas	Coal
	(in thousands)	
2011	$180,653	$324,360
2012	138,530	122,400
2013	108,465	23,005
2014	82,367	8,440
2015	94,645	960
2016 and thereafter	162,723	36,480
Total	$767,383	$515,645

Coal commitments include a minimum annual management fee of $38.1 million beginning in 2014 from the executed 40-year management contract with Liberty Fuels, LLC related to the Kemper IGCC. Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and all of the other Southern Company traditional operating companies and Southern Power. Under these agreements, each of the traditional operating companies and Southern Power may be jointly and severally liable. The creditworthiness of Southern Power is currently inferior to the creditworthiness of the traditional operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other traditional operating companies to ensure the Company will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

Operating Leases

Plant Daniel Combined Cycle Generating Units

In 2001, the Company began the initial 10-year term of the lease agreement for a 1,064-MW natural gas combined cycle generating facility built at Plant Daniel (Facility). The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for a description of the Company's formulary rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease agreement is treated as an operating lease for accounting purposes as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. In April 2010, the Company was required to notify the lessor, Juniper, if it intended to terminate the lease at the end of the initial term expiring in October 2011. The Company chose not to give notice to terminate the lease. The Company has the option to purchase the Plant Daniel combined cycle generating units for approximately $354 million or renew the lease for approximately $31 million annually for 10 years. The Company will have to provide notice of its intent to either renew the lease or purchase the facility by July 2011. If the lease is renewed, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party. If the Company does not exercise either its purchase option or its renewal option, the Company could lose its rights to some or all of the 1,064 MWs of capacity at that time. The ultimate outcome of this matter cannot be determined at this time.

The lease provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. A liability of approximately $2 million, $3 million, and $5 million for the fair market value of this residual value guarantee is included in the balance sheets at December 31, 2010, 2009, and 2008, respectively. Lease expenses were $26 million, $26 million, and $26 million in 2010, 2009, and 2008, respectively.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee or purchase or renewal options, as of December 31, 2010, are as follows:

Minimum Lease Payments	
	(in thousands)
2011	$28,291
2012 and thereafter	-
Total commitments	$28,291

Other Operating Leases

The Company and Gulf Power have jointly entered into operating lease agreements for the use of 745 aluminum railcars. The Company has the option to purchase the railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. The Company also has multiple operating lease agreements for the use of additional railcars that do not contain a purchase option. All of these leases are for the transport of coal to Plant Daniel.

The Company's share (50%) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $3.5 million in 2010, $4.0 million in 2009, and $4.0 million in 2008. The Company's annual railcar lease payments for 2011 through 2015 will average approximately $1.1 million and after 2015, lease payments total in aggregate approximately $1.0 million.

In addition to railcar leases, the Company has other operating leases for fuel handling equipment at Plants Daniel and Watson and operating leases for barges and tow/shift boats for the transport of coal at Plant Watson. The Company's share (50% at Plant Daniel and 100% at Plant Watson) of the leases for fuel handling was charged to fuel handling expense in the amount of $0.7 million in 2010 and $0.6 million in 2009. The Company's annual lease payments for 2011 through 2014 will average approximately $0.2 million for fuel handling equipment. The Company charged to fuel stock and recovered through fuel cost recovery the barge transportation leases in the amount of $8.4 million in 2010 and $8.4 million in 2009 related to barges and tow/shift boats. The Company's annual lease payments for 2011 through 2014 with respect to these barge transportation leases will average approximately $7.9 million.

8. STOCK COMPENSATION

Stock Option Plan

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2010, there were 281 current and former employees of the Company participating in the stock option plan and there were 10 million shares of Southern Company common stock remaining available for awards under this plan and the Performance Share Plan discussed below. The prices of options were at the fair market value of the shares on the dates of grant. These options become exercisable pro rata over a maximum period of three years from the date of grant. The Company generally recognizes stock option expense on a straight-line basis over the vesting period which equates to the requisite service period; however, for employees who are eligible for retirement, the total cost is expensed at the grant date. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. For certain stock option awards, a change in control will provide accelerated vesting.

The estimated fair values of stock options granted in 2010, 2009, and 2008 were derived using the Black-Scholes stock option pricing model. Expected volatility was based on historical volatility of Southern Company's stock over a period equal to the expected term. Southern Company used historical exercise data to estimate the expected term that represents the period of time that options granted to employees are expected to be outstanding. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant that covers the expected term of the stock options.

The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of stock options granted:

Year Ended December 31	2010	2009	2008
Expected volatility	**17.4%**	15.6%	13.1%
Expected term *(in years)*	**5.0**	5.0	5.0
Interest rate	**2.4%**	1.9%	2.8%
Dividend yield	**5.6%**	5.4%	4.5%
Weighted average grant-date fair value	**$2.23**	$1.80	$2.37

The Company's activity in the stock option plan for 2010 is summarized below:

	Shares Subject to Option	Weighted Average Exercise Price
Outstanding at December 31, 2009	1,856,656	$31.83
Granted	361,352	31.19
Exercised	(371,799)	28.86
Cancelled	(2,839)	32.38
Outstanding at December 31, 2010	**1,843,370**	**$32.30**
Exercisable at December 31, 2010	**1,161,617**	**$32.60**

The number of stock options vested, and expected to vest in the future, as of December 31, 2010 was not significantly different from the number of stock options outstanding at December 31, 2010 as stated above. As of December 31, 2010, the weighted average remaining contractual term for the options outstanding and options exercisable was approximately six years and five years, respectively, and the aggregate intrinsic value for the options outstanding and options exercisable was $10.9 million and $6.5 million, respectively.

As of December 31, 2010, there was $0.2 million of total unrecognized compensation cost related to stock option awards not yet vested. That cost is expected to be recognized over a weighted-average period of approximately 10 months.

For the years ended December 31, 2010, 2009, and 2008, total compensation cost for stock option awards recognized in income was $0.8 million, $0.9 million, and $0.7 million, respectively, with the related tax benefit also recognized in income of $0.3 million, $0.3 million, and $0.3 million, respectively.

The compensation cost and tax benefits related to the grant and exercise of Southern Company stock options to the Company's employees are recognized in the Company's financial statements with a corresponding credit to equity, representing a capital contribution from Southern Company.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 was $2.7 million, $0.4 million, and $3.7 million, respectively. The actual tax benefit realized by the Company for the tax deductions from stock option exercises totaled $1.0 million, $0.2 million, and $1.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Performance Share Plan

In 2010, Southern Company implemented the performance share program under its omnibus incentive compensation plan, which provides performance share award units to a large segment of employees ranging from line management to executives. The performance share units granted under the plan vest at the end of a three-year performance period which equates to the requisite service period. Employees that retire prior to the end of the three-year period receive a pro rata number of shares, issued at the end of the performance period, based on actual months of service prior to retirement. The value of the award units is based on Southern Company's total shareholder return (TSR) over the three-year performance period which measures Southern Company's relative performance against a group of industry peers. The performance shares are delivered in common stock following the end of the performance period based on Southern Company's actual TSR and may range from 0% to 200% of the original target performance share amount.

The fair value of performance share awards is determined as of the grant date using a Monte Carlo simulation model to estimate the TSR of Southern Company's stock among the industry peers over the performance period. The Company recognizes compensation expense on a straight-line basis over the three-year performance period without remeasurement. Compensation expense for awards where the service condition is met is recognized regardless of the actual number of shares issued. Expected volatility used in the model of 20.7% was based on historical volatility of Southern Company's stock over a period equal to the performance period. The risk-free rate of 1.4% was based on the U.S. Treasury yield curve in effect at the time of the grant that covers the performance period of the award units. The annualized dividend rate at the time of the grant was $1.75. During 2010, 39,883 performance share units were granted to the Company's employees with a weighted-average grant date fair value of $30.13. During 2010, 2,902 performance share units were forfeited by the Company's employees resulting in 36,981 unvested units outstanding at December 31, 2010.

For the year ended December 31, 2010, the Company's total compensation cost for performance share units recognized in income was $0.3 million, with the related tax benefit also recognized in income of $0.1 million. As of December 31, 2010, there was $0.7 million of total unrecognized compensation cost related to performance share award units that will be recognized over the next two years.

9. FAIR VALUE MEASUREMENTS

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement and reflects a three-tier fair value hierarchy that prioritizes inputs to valuation techniques used for fair value measurement.

- Level 1 consists of observable market data in an active market for identical assets or liabilities.
- Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.
- Level 3 consists of unobservable market data. The input may reflect the assumptions of the Company of what a market participant would use in pricing an asset or liability. If there is little available market data, then the Company's own assumptions are the best available information.

In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

As of December 31, 2010, assets and liabilities measured at fair value on a recurring basis during the period, together with the level of the fair value hierarchy in which they fall, were as follows:

	Fair Value Measurements Using			
At December 31, 2010:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in thousands)		
Assets:				
Energy-related derivatives	$ -	$2,075	$ -	$ 2,075
Foreign currency derivatives	-	3,419	-	3,419
Cash equivalents	160,200	-	-	160,200
Total	$160,200	$5,494	$ -	$165,694
Liabilities:				
Energy-related derivatives	$ -	$45,845	$ -	$ 45,845
Foreign currency derivatives	-	95	-	95
Total	$ -	$45,940	$ -	$ 45,940

Valuation Methodologies

The energy-related derivatives primarily consist of over-the-counter financial products for natural gas and physical power products, including from time to time, basis swaps. These are standard products used within the energy industry and are valued using the market approach. The inputs used are mainly from observable market sources, such as forward natural gas prices, power prices, implied volatility, and LIBOR. Foreign currency derivatives are also standard over-the-counter financial products valued using the market approach using inputs from observable market sources. See Note 10 for additional information on how these derivatives are used.

As of December 31, 2010, the fair value measurements of investments calculated at net asset value per share (or its equivalent), as well as the nature and risks of those investments, were as follows:

As of December 31, 2010:	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	(in thousands)			
Cash equivalents:				
Money market funds	$160,200	None	Daily	Not applicable

The money market funds are short-term investments of excess funds in various money market mutual funds, which are portfolios of short-term debt securities. The money market funds are regulated by the Securities and Exchange Commission and typically receive the highest rating from credit rating agencies. Regulatory and rating agency requirements for money market funds include minimum credit ratings and maximum maturities for individual securities and a maximum weighted average portfolio maturity. Redemptions are available on a same day basis, up to the full amount of the Company's investment in the money market funds.

As of December 31, 2010 and 2009, other financial instruments for which the carrying amount did not equal fair value were as follows:

	Carrying Amount	Fair Value
	(in thousands)	
Long-term debt:		
2010	**$716,399**	**$738,211**
2009	$491,410	$497,933

The fair values were based on either closing market prices (Level 1) or closing prices of comparable instruments (Level 2).

10. DERIVATIVES

The Company is exposed to market risks, primarily commodity price risk, interest rate risk, and occasionally foreign currency risk. To manage the volatility attributable to these exposures, the Company nets its exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress testing, and sensitivity analysis. Derivative instruments are recognized at fair value in the balance sheets as either assets or liabilities.

Energy-Related Derivatives

The Company enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations and other various cost recovery mechanisms, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company manages fuel-hedging programs, implemented per the guidelines of the Mississippi PSC, through the use of financial derivative contracts, and recently has started using significantly more financial options which is expected to continue to mitigate price volatility.

To mitigate residual risks relative to movements in electricity prices, the Company may enter into physical fixed-price or heat rate contracts for the purchase and sale of electricity through the wholesale electricity market. To mitigate residual risks relative to movements in gas prices, the Company may enter into fixed-price contracts for natural gas purchases; however, a significant portion of contracts are priced at market.

Energy-related derivative contracts are accounted for in one of three methods:

- *Regulatory Hedges* – Energy-related derivative contracts which are designated as regulatory hedges relate primarily to the Company's fuel hedging programs, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as the underlying fuel is used in operations and ultimately recovered through the respective fuel cost recovery clauses.
- *Cash Flow Hedges* – Gains and losses on energy-related derivatives designated as cash flow hedges which are mainly used to hedge anticipated purchases and sales and are initially deferred in OCI before being recognized in the statements of income in the same period as the hedged transactions are reflected in earnings.
- *Not Designated* – Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred.

Some energy-related derivative contracts require physical delivery as opposed to financial settlement, and this type of derivative is both common and prevalent within the electric industry. When an energy-related derivative contract is settled physically, any cumulative unrealized gain or loss is reversed and the contract price is recognized in the respective line item representing the actual price of the underlying goods being delivered.

At December 31, 2010, the net volume of energy-related derivative contracts for natural gas positions for the Company, together with the longest hedge date over which it is hedging its exposure to the variability in future cash flows for forecasted transactions and the longest date for derivatives not designated as hedges, were as follows:

Gas		
Net Purchased mmBtu*	**Longest Hedge Date**	**Longest Non-Hedge Date**
(in millions)		
24.04	2015	-

* mmBtu - million British thermal units

For cash flow hedges, the amounts expected to be reclassified from OCI to revenue and fuel expense for the next 12-month period ending December 31, 2011 are immaterial.

Foreign Currency Derivatives

The Company may enter into foreign currency derivatives to hedge exposure to changes in foreign currency exchange rates arising from purchases of equipment denominated in a currency other than U.S. dollars. Derivatives related to a firm commitment in a foreign currency transaction are accounted for as a fair value hedge where the derivatives' fair value gains or losses and the hedged items' fair value gains or losses are both recorded directly to earnings. Derivatives related to a forecasted transaction are accounted for as a cash flow hedge where the effective portion of the derivatives' fair value gains or losses is recorded in OCI and is reclassified into earnings at the same time the hedged transactions affect earnings. Any ineffectiveness is recorded directly to earnings. The derivatives employed as hedging instruments are structured to minimize ineffectiveness.

At December 31, 2010, the following foreign currency derivatives were outstanding:

	Notional Amount	Forward Rate	Hedge Maturity Date	Fair Value Gain (Loss) December 31, 2010
	(in millions)			(in thousands)
Fair value hedges of firm commitments				
	EUR 41.1	1.256 Dollars per Euro*	Various through July 2012	$3,324

* Weighted Average

Derivative Financial Statement Presentation and Amounts

At December 31, 2010 and 2009, the fair value of energy-related derivatives and foreign currency derivatives was reflected in the balance sheets as follows:

	Asset Derivatives			Liability Derivatives		
Derivative Category	**Balance Sheet Location**	**2010**	2009	**Balance Sheet Location**	**2010**	2009
		(in thousands)			(in thousands)	
Derivatives designated as hedging instruments for regulatory purposes						
Energy-related derivatives:	Other current assets	**$ 830**	$446	Liabilities from risk management activities	**$27,459**	$19,454
	Other deferred charges and assets	**1,238**	105	Other deferred credits and liabilities	**18,386**	22,843
Total derivatives designated as hedging instruments for regulatory purposes		**$2,068**	$551		**$45,845**	$42,297
Derivatives designated as hedging instruments in cash flow and fair value hedges						
Energy-related derivatives:	Other current assets	**$ 3**	$ -	Liabilities from risk management activities	**$ -**	$ -
Foreign currency derivatives:	Other current assets	**2,403**	-	Liabilities from risk management activities	**66**	-
	Other deferred charges and assets	**1,016**	-	Other deferred credits and liabilities	**29**	-
Total derivatives designated as hedging instruments in cash flow and fair value hedges		**$3,422**	$ -		**$ 95**	$ -
Derivatives not designated as hedging instruments						
Energy-related derivatives:	Other current assets	**$ 4**	$ 12	Liabilities from risk management activities	**$ -**	$ -
Total		**$5,494**	$563		**$45,940**	$42,297

All derivative instruments are measured at fair value. See Note 9 for additional information.

At December 31, 2010 and 2009, the pre-tax effect of unrealized derivative gains (losses) arising from energy-related derivative instruments designated as regulatory hedging instruments and deferred on the balance sheets was as follows:

	Unrealized Losses			Unrealized Gains		
Derivative Category	**Balance Sheet Location**	**2010**	2009	**Balance Sheet Location**	**2010**	2009
		(in thousands)			*(in thousands)*	
Energy-related derivatives:	Other regulatory assets, current	**$(27,459)**	$(19,454)	Other regulatory liabilities, current	**$ 830**	$446
	Other regulatory assets, deferred	**(18,386)**	(22,843)	Other regulatory liabilities, deferred	**1,238**	105
Total energy-related derivative gains (losses)		**$(45,845)**	$(42,297)		**$2,068**	$551

For the years ended December 31, 2010, 2009, and 2008, the pre-tax effect of energy-related derivatives designated as cash flow hedging instruments on the statements of income was as follows:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI on Derivative (Effective Portion)			Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)			
					Amount		
Derivative Category	**2010**	2009	2008	**Statements of Income Location**	**2010**	2009	2008
		(in thousands)				*(in thousands)*	
Energy-related derivatives	**$3**	$ -	$(929)	Fuel	**$ -**	$ -	$ -

There was no material ineffectiveness recorded in earnings for any period presented.

For the years ended December 31, 2010, 2009, and 2008, the pre-tax effect of energy-related derivatives not designated as hedging instruments on the statements of income was not material.

For the twelve months ended December 31, 2010, the pre-tax gains from foreign currency derivatives designated as fair value hedging instruments on the Company's statements of income were $3.3 million. These amounts were offset with changes in the fair value of the purchase commitment related to equipment purchases. Therefore, there is no impact on the Company's statements of income.

Contingent Features

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain derivatives that could require collateral, but not accelerated payment, in the event of various credit rating changes of certain affiliated companies. At December 31, 2010, the fair value of derivative liabilities with contingent features was $4.9 million.

At December 31, 2010, the Company had no collateral posted with its derivative counterparties; however, because of the joint and several liability features underlying these derivatives, the maximum potential collateral requirements arising from the credit-risk-related contingent features, at a rating below BBB- and/or Baa3, is $40.0 million.

Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. The Company participates in certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade.

11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2010 and 2009 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends on Preferred Stock
		(in thousands)	
March 2010	**$283,638**	**$30,026**	**$15,253**
June 2010	**276,821**	**29,535**	**15,219**
September 2010	**327,083**	**55,033**	**33,593**
December 2010	**255,526**	**28,224**	**16,152**
March 2009	$268,723	$31,418	$17,971
June 2009	286,681	40,899	21,933
September 2009	330,680	63,075	34,898
December 2009	263,337	20,665	10,165

The Company's business is influenced by seasonal weather conditions.

SELECTED FINANCIAL AND OPERATING DATA 2006-2010

Mississippi Power Company 2010 Annual Report

	2010	2009	2008	2007	2006
Operating Revenues (in thousands)	**$1,143,068**	$1,149,421	$1,256,542	$1,113,744	$1,009,237
Net Income after Dividends on Preferred Stock (in thousands)	**$80,217**	$84,967	$85,960	$84,031	$82,010
Cash Dividends on Common Stock (in thousands)	**$68,600**	$68,500	$68,400	$67,300	$65,200
Return on Average Common Equity (percent)	**11.49**	13.12	13.75	13.96	14.25
Total Assets (in thousands)	**$2,476,321**	$2,072,681	$1,952,695	$1,727,665	$1,708,376
Gross Property Additions (in thousands)	**$340,162**	$95,573	$139,250	$114,927	$127,290
Capitalization (in thousands):					
Common stock equity	**$737,368**	$658,522	$636,451	$613,830	$589,820
Redeemable preferred stock	**32,780**	32,780	32,780	32,780	32,780
Long-term debt	**462,032**	493,480	370,460	281,963	278,635
Total (excluding amounts due within one year)	**$1,232,180**	$1,184,782	$1,039,691	$928,573	$901,235
Capitalization Ratios (percent):					
Common stock equity	**59.8**	55.6	61.2	66.1	65.4
Redeemable preferred stock	**2.7**	2.8	3.2	3.5	3.6
Long-term debt	**37.5**	41.6	35.6	30.4	31.0
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Customers (year-end):					
Residential	**151,944**	151,375	152,280	150,601	147,643
Commercial	**33,121**	33,147	33,589	33,507	32,958
Industrial	**504**	513	518	514	507
Other	**187**	180	183	181	177
Total	**185,756**	185,215	186,570	184,803	181,285
Employees (year-end)	**1,280**	1,285	1,317	1,299	1,270

SELECTED FINANCIAL AND OPERATING DATA 2006-2010 (continued)

Mississippi Power Company 2010 Annual Report

	2010	2009	2008	2007	2006
Operating Revenues (in thousands):					
Residential	**$256,994**	$245,357	$248,693	$230,819	$214,472
Commercial	**266,406**	269,423	271,452	247,539	215,451
Industrial	**267,588**	269,128	258,328	242,436	211,451
Other	**6,924**	7,041	6,961	6,420	5,812
Total retail	**797,912**	790,949	785,434	727,214	647,186
Wholesale - non-affiliates	**287,917**	299,268	353,793	323,120	268,850
Wholesale - affiliates	**41,614**	44,546	100,928	46,169	76,439
Total revenues from sales of electricity	**1,127,443**	1,134,763	1,240,155	1,096,503	992,475
Other revenues	**15,625**	14,658	16,387	17,241	16,762
Total	**$1,143,068**	$1,149,421	$1,256,542	$1,113,744	$1,009,237
Kilowatt-Hour Sales (in thousands):					
Residential	**2,296,157**	2,091,825	2,121,389	2,134,883	2,118,106
Commercial	**2,921,942**	2,851,248	2,856,744	2,876,247	2,675,945
Industrial	**4,466,560**	4,329,924	4,187,101	4,317,656	4,142,947
Other	**38,570**	38,855	38,886	38,764	36,959
Total retail	**9,723,229**	9,311,852	9,204,120	9,367,550	8,973,957
Wholesale - non-affiliates	**4,284,289**	4,651,606	5,016,655	5,185,772	4,624,092
Wholesale - affiliates	**774,375**	839,372	1,487,083	1,026,546	1,679,831
Total	**14,781,893**	14,802,830	15,707,858	15,579,868	15,277,880
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**11.19**	11.73	11.72	10.81	10.13
Commercial	**9.12**	9.45	9.50	8.61	8.05
Industrial	**5.99**	6.22	6.17	5.61	5.10
Total retail	**8.21**	8.49	8.53	7.76	7.21
Wholesale	**6.51**	6.26	6.99	5.94	5.48
Total sales	**7.63**	7.67	7.90	7.04	6.50
Residential Average Annual Kilowatt-Hour Use Per Customer	**15,130**	13,762	13,992	14,294	14,480
Residential Average Annual Revenue Per Customer	**$1,693**	$1,614	$1,640	$1,545	$1,466
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**3,156**	3,156	3,156	3,156	3,156
Maximum Peak-Hour Demand (megawatts):					
Winter	**2,792**	2,392	2,385	2,294	2,204
Summer	**2,638**	2,522	2,458	2,512	2,390
Annual Load Factor (percent)	**57.9**	60.7	61.5	60.9	61.3
Plant Availability Fossil-Steam (percent)	**93.8**	94.1	91.6	92.2	81.1
Source of Energy Supply (percent):					
Coal	**43.0**	40.0	58.7	60.0	63.1
Oil and gas	**41.9**	43.6	28.6	27.1	26.1
Purchased power -					
From non-affiliates	**1.3**	3.3	4.4	3.0	3.5
From affiliates	**13.8**	13.1	8.3	9.9	7.3
Total	**100.0**	100.0	100.0	100.0	100.0

Directors

Carl J. Chaney
President and Chief Executive Officer
Hancock Holding Company
Gulfport, Mississippi. Elected 2009

L. Royce Cumbest (1)
Chairman, President, and Chief
Executive Officer
Merchants & Marine Bank and Merchants
& Marine Bancorp, Inc.
Pascagoula, Mississippi. Elected 2010

Edward Day, VI (2)
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2010

Aubrey B. Patterson, Jr. (3)
Chairman and Chief Executive Officer
BancorpSouth, Inc.
Tupelo, Mississippi. Elected 2005

Christine L. Pickering
Christy Pickering, CPA
Biloxi, Mississippi. Elected 2007

Martha D. Saunders, Ph.D.
President
The University of Southern Mississippi
Hattiesburg, Mississippi. Elected 2008

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

Anthony J. Topazi (4)
Former President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

Marion L. Waters (5)
Partner
Waters International Trucks, Inc.
Meridian, Mississippi. Elected 2010

Officers

Edward Day, VI (2)
President and Chief Executive Officer

Anthony J. Topazi (4)
Former President and Chief Executive Officer

Thomas O. Anderson, IV
Vice President
Generation Development

John W. Atherton
Vice President
External Affairs

Moses H. Feagin (6)
Vice President, Treasurer, and Chief Financial Officer

Kimberly D. Flowers (7)
Former Vice President and
Senior Production Officer

Donald R. Horsley
Vice President
Customer Services Organization

R. Allen Reaves (8)
Vice President and
Senior Production Officer

Frances V. Turnage (9)
Former Vice President, Treasurer, and
Chief Financial Officer

Cynthia F. Shaw
Comptroller

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer

Marsha S. Johnson (10)
Former Vice President

Stacy R. Kilcoyne (11)
Vice President

Melissa K. Caen
Assistant Secretary and Assistant Treasurer

(1) Elected effective May 25, 2010
(2) Elected effective August 13, 2010
(3) Resigned effective September 28, 2010
(4) Resigned effective August 13, 2010
(5) Elected effective October 8, 2010
(6) Elected effective August 13, 2010
(7) Resigned effective August 1, 2010
(8) Elected effective August 1, 2010
(9) Retired effective August 13, 2010
(10) Resigned effective September 1, 2010
(11) Elected effective October 14, 2010

General

This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile

The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to approximately 186,000 customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2010, retail energy sales accounted for 65.8% of the Company's total sales of 14.8 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of four traditional operating companies, a wholesale generation subsidiary, and other direct and indirect subsidiaries.

Registrar, Transfer Agent, and Dividend Paying Agent

All series of Preferred Stock
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(800) 554-7626

www.bnymellon.com/shareowner/equityaccess

Trustee, Registrar, and Interest Paying Agent

All series of Senior Notes
Wells Fargo Bank, N.A.
Corporate Treasury Services
7000 Central Parkway NE
Suite 550
Atlanta, GA 30328
(770) 395-6408

There is no market for the Company's common stock, all of which is owned by Southern Company.

Dividends on the Company's common stock are payable at the discretion of the Company's board of directors. The dividends declared by the Company to its common stockholder for the past two years were as follows:

Quarter	2010	2009
	(in thousands)	
First	$17,150	$17,125
Second	17,150	17,125
Third	17,150	17,125
Fourth	17,150	17,125

Number of Preferred Shareholders of record as of December 31, 2010 was 201.

Form 10-K

A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary at the Corporate Office address below:

Corporate Office

Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors

Deloitte & Touche LLP
Suite 2000
191 Peachtree Street, N.E.
Atlanta, Georgia 30303-1924

Legal Counsel

Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502



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